   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1997

                                                 REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                           KIMBERLY-CLARK CORPORATION
             (Exact Name of Registrant as specified in its Charter)
                             ---------------------

            DELAWARE
  (State or other jurisdiction                 2621                          39-0394230
      of incorporation or          (Primary Standard Industrial           (I.R.S. Employer
          organization)             Classification Code Number          Identification No.)

                                P.O. BOX 619100
                            DALLAS, TEXAS 75261-9100
                                 (972) 281-1200
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                               O. GEORGE EVERBACH
              SENIOR VICE PRESIDENT -- LAW AND GOVERNMENT AFFAIRS
                                P.O. BOX 619100
                            DALLAS, TEXAS 75261-9100
                                 (972) 281-1200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   Copies to:

            DENNIS V. OSIMITZ, ESQ.                            PETER TIERNEY, ESQ.
                SIDLEY & AUSTIN                  CARRINGTON, COLEMAN, SLOMAN & BLUMENTHAL, L.L.P.
            ONE FIRST NATIONAL PLAZA                      200 CRESCENT COURT, SUITE 1500
            CHICAGO, ILLINOIS 60603                            DALLAS, TEXAS 75201

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement which relates to the merger (the "Merger") of Vanguard Acquisition Corp., a wholly owned subsidiary of Kimberly-Clark Corporation, with and into Tecnol Medical Products, Inc. pursuant to the Merger Agreement described herein.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                              PROPOSED             PROPOSED
                                                               MAXIMUM             MAXIMUM
        TITLE OF EACH CLASS OF            AMOUNT TO BE     OFFERING PRICE         AGGREGATE             AMOUNT OF
      SECURITIES TO BE REGISTERED          REGISTERED         PER SHARE         OFFERING PRICE      REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
                                            8,925,742
Common Stock, $1.25 par value..........     shares(1)           N.A.           $452,875,155(2)         $137,235(3)
----------------------------------------------------------------------------------------------------------------------
                                            8,925,742
Preferred Stock Purchase Rights........     rights(1)            (4)                 (4)                   (4)
======================================================================================================================

(1) Based on the maximum numbers of shares of Kimberly-Clark Common Stock to be delivered pursuant to Section 4.1(a) of the Merger Agreement (as defined herein) assuming the exercise of all currently outstanding options to purchase shares of Tecnol Common Stock.
(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"), and computed pursuant to Rule 457(f) under the Securities Act by multiplying $21.31, the average of the high and low bid prices of shares of Tecnol Common Stock on November 7, 1997, as reported on Nasdaq, by 21,251,767, the number of shares of Tecnol Common Stock outstanding at the close of business on November 7, 1997, assuming the exercise of all then outstanding options to purchase Tecnol Common Stock.
(3) Pursuant to Rule 457(b) under the Securities Act, $81,705.55 of the registration fee was paid on October 2, 1997 in connection with the filing of preliminary proxy/prospectus materials.
(4) The Preferred Stock Purchase Rights of Kimberly-Clark initially are attached to and trade with the shares of Kimberly-Clark Common Stock being registered hereby. Value attributable to such Preferred Stock Purchase Rights, if any, is reflected in the market price of Kimberly-Clark Common Stock.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

[TECNOL LOGO]

                                                               November 12, 1997

Dear Stockholder:

     You are cordially invited to attend the Special Meeting of Stockholders of Tecnol Medical Products, Inc. ("Tecnol") to be held at The Hotel Crescent Court, Crescent Ballroom, 400 Crescent Court, Dallas, Texas, on Thursday, December 18, 1997, at 10:30 a.m., local time (the "Tecnol Special Meeting").

     The purpose of the Tecnol Special Meeting is to consider a proposal to approve and adopt the Agreement and Plan of Merger dated as of September 4, 1997 (the "Merger Agreement") among Kimberly-Clark Corporation ("Kimberly-Clark"), Vanguard Acquisition Corp., a wholly owned subsidiary of Kimberly-Clark ("Sub"), and Tecnol pursuant to which Sub will be merged (the "Merger") with and into Tecnol and, as a result, Tecnol will become a wholly owned subsidiary of Kimberly-Clark.

     Subject to the terms and conditions of the Merger Agreement, each share of Common Stock, $.001 par value per share, of Tecnol ("Tecnol Common Stock") outstanding immediately prior to the effective time of the Merger (other than shares owned directly or indirectly by Kimberly-Clark or Tecnol, which will be canceled) will be converted into 0.42 of a share of Common Stock, $1.25 par value per share, of Kimberly-Clark ("Kimberly-Clark Common Stock"), including the corresponding percentage of a right to purchase shares of Series A Junior Participating Preferred Stock of Kimberly-Clark. Cash will be paid in lieu of any fractional share of Kimberly-Clark Common Stock.

     Your Board of Directors believes that a merger between Tecnol and Kimberly-Clark is in the best interest of the Tecnol stockholders. Your Board has unanimously approved the Merger Agreement and recommends that you vote FOR approval. Your Board has received a written opinion from Goldman, Sachs & Co. as to the fairness of the consideration to be received by Tecnol's stockholders. You are encouraged to read the accompanying Proxy Statement/Prospectus, which provides detailed information concerning the Merger and additional information regarding Kimberly-Clark and Tecnol.

     Your vote is important, regardless of the number of shares you own. The affirmative vote of the holders of a majority of the outstanding shares of Tecnol Common Stock entitled to vote thereon is required for approval and adoption of the Merger Agreement. Accordingly, on behalf of your Board of Directors, I urge you to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage-paid envelope. This will not prevent you from attending the Tecnol Special Meeting or voting in person, but will assure that your vote is counted if you are unable to attend the Tecnol Special Meeting. You may revoke your proxy at any time by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, the Secretary of Tecnol at Tecnol's main office prior to the Tecnol Special Meeting or by attending the Tecnol Special Meeting and voting in person.

     On behalf of the Board of Directors, I thank you for your support and urge you to vote FOR approval of the Merger Agreement.

                                        Sincerely,

                                        /s/ VAN HUBBARD

                                        Van Hubbard
                                        Chairman, Chief Executive Officer and
                                        President

                                                                  TECNOL ADDRESS

Tecnol Letterhead

                               November 12, 1997

Dear Participant in the Tecnol Medical Products, Inc. Employee Stock Ownership Plan ("ESOP"):

     A Special Meeting of Stockholders of Tecnol Medical Products, Inc. ("Tecnol") will be held at The Hotel Crescent Court, Crescent Ballroom, 400 Crescent Court, Dallas, Texas, on Thursday, December 18, 1997, at 10:30 a.m., local time (the "Tecnol Special Meeting"). The purpose of the Tecnol Special Meeting is to consider a proposal to approve and adopt the Agreement and Plan of Merger dated as of September 4, 1997 (the "Merger Agreement") among Kimberly-Clark Corporation ("Kimberly-Clark"), Vanguard Acquisition Corp., a wholly-owned subsidiary of Kimberly-Clark ("Sub"), and Tecnol pursuant to which Sub will be merged (the "Merger") with and into Tecnol and, as a result, Tecnol will become a wholly owned subsidiary of Kimberly-Clark.

     Subject to the terms and conditions of the Merger Agreement, each share of Common Stock, $.001 par value per share, of Tecnol (the "Tecnol Common Stock") outstanding immediately prior to the effective time of the Merger (other than shares owned directly or indirectly by Kimberly-Clark or Tecnol, which will be canceled) will be converted into 0.42 of a share of Common Stock, $1.25 par value per share, of Kimberly-Clark ("Kimberly-Clark Common Stock"), including the corresponding percentage of a right to purchase shares of Series A Junior Participating Preferred Stock of Kimberly-Clark. Cash will be paid in lieu of any fractional share of Kimberly-Clark Common Stock. Accordingly, the shares of Tecnol Common Stock held by the ESOP immediately prior to the effective time of the Merger would be exchanged for Kimberly-Clark Common Stock and cash in lieu of fractional shares.

     The affirmative vote of the holders of a majority of the outstanding shares of Tecnol Common Stock entitled to vote thereon is required for approval and adoption of the Merger Agreement. Pursuant to the terms of the ESOP, the ESOP Trustees will vote all shares of Tecnol Common Stock allocated to your account according to your instructions, subject to applicable fiduciary standards. If the ESOP Trustees do not receive instructions from you as to how to vote the shares of Tecnol Common Stock allocated to your account, the Trustees will vote, subject to applicable fiduciary standards, those shares of Tecnol Common Stock in the Trustees' discretion. The Trustees will also vote, subject to applicable fiduciary standards, in their discretion shares of Tecnol Common Stock which are not allocated to participant accounts.

     You are encouraged to read the accompanying Proxy Statement/Prospectus dated November 12, 1997, which provides detailed information concerning the Merger and additional information regarding Kimberly-Clark and Tecnol. It is important that you direct the ESOP Trustees how to vote the shares allocated to your ESOP account. We urge you to complete, date and sign the accompanying instruction card and return it promptly in the enclosed postage-paid envelope. Your instructions will be kept confidential.

     The Merger Agreement provides for the termination of the ESOP prior to the effective time of the Merger. Additional information regarding the ESOP termination will be forwarded to you in the near future.

                                            Sincerely,

                                            /s/ Van Hubbard
                                            Van Hubbard, ESOP Trustee

                                            /s/ David Radunsky
                                            David Radunsky, ESOP Trustee

                                            /s/ Kirk Brunson
                                            Kirk Brunson, ESOP Trustee

                                                                  TECNOL ADDRESS

                         TECNOL MEDICAL PRODUCTS, INC.
                           7201 INDUSTRIAL PARK BLVD.
                            FORT WORTH, TEXAS 76180

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD DECEMBER 18, 1997

TO THE STOCKHOLDERS OF TECNOL MEDICAL PRODUCTS, INC.:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Tecnol Medical Products, Inc. ("Tecnol") will be held on Thursday, December 18, 1997, at 10:30 a.m., local time, at The Hotel Crescent Court, Crescent Ballroom, 400 Crescent Court, Dallas, Texas (the "Tecnol Special Meeting"), for the following purposes:

          1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Vanguard Acquisition Corp., a wholly owned subsidiary of Kimberly-Clark Corporation ("Kimberly-Clark"), with and into Tecnol, pursuant to which (a) each outstanding share of Tecnol Common Stock (other than shares owned directly or indirectly by Tecnol or Kimberly-Clark) will be converted into 0.42 of a share of Kimberly-Clark Common Stock, including the corresponding percentage of a right to purchase shares of Series A Junior Participating Preferred Stock of Kimberly-Clark, and (b) Tecnol will become a wholly owned subsidiary of Kimberly-Clark, all as more fully described in the accompanying Proxy Statement/Prospectus.

          2. To transact such other business as properly may come before the Tecnol Special Meeting or any one or more adjournments thereof.

     Only stockholders of record at the close of business on November 6, 1997 are entitled to notice of the Tecnol Special Meeting and to vote thereat and at any and all adjournments thereof.

     Your vote is important. Please complete the accompanying proxy and return it promptly in the addressed envelope enclosed.

                                        /s/ VAN HUBBARD

                                        Van Hubbard
                                        Chairman, Chief Executive Officer and
                                        President

November 12, 1997

The affirmative vote of the holders of a majority of the outstanding shares of Tecnol Common Stock entitled to vote thereon is required for approval and adoption of the Merger Agreement. Regardless of whether you plan to attend the Tecnol Special Meeting, please sign, date and return the enclosed proxy in the envelope provided. PLEASE DO NOT SEND STOCK CERTIFICATES FOR YOUR SHARES AT THIS TIME.

                         TECNOL MEDICAL PRODUCTS, INC.
                                PROXY STATEMENT

                           KIMBERLY-CLARK CORPORATION
                                   PROSPECTUS

     This Proxy Statement/Prospectus is being furnished to the holders of Common Stock, $.001 par value per share ("Tecnol Common Stock"), of Tecnol Medical Products, Inc., a Delaware corporation ("Tecnol"), in connection with the solicitation of proxies by the Board of Directors of Tecnol (the "Tecnol Board") for use at a Special Meeting of Stockholders of Tecnol to be held at The Hotel Crescent Court, Crescent Ballroom, 400 Crescent Court, Dallas, Texas, on Thursday, December 18, 1997, at 10:30 a.m., local time, and at any and all adjournments thereof (the "Tecnol Special Meeting").

     This Proxy Statement/Prospectus relates to the Agreement and Plan of Merger dated as of September 4, 1997 (the "Merger Agreement") among Kimberly-Clark Corporation, a Delaware corporation ("Kimberly-Clark"), Vanguard Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Kimberly-Clark ("Sub"), and Tecnol, which provides for the merger (the "Merger") of Sub with and into Tecnol, with Tecnol surviving as a wholly owned subsidiary of Kimberly-Clark. Subject to the terms and conditions of the Merger Agreement, each share of Tecnol Common Stock outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (other than shares owned directly or indirectly by Kimberly-Clark or Tecnol, which will be canceled) will be converted into 0.42 (the "Conversion Number") of a share of Common Stock, $1.25 par value per share ("Kimberly-Clark Common Stock"), of Kimberly-Clark, including the corresponding percentage of a right (collectively, the "Kimberly-Clark Rights") to purchase shares of Series A Junior Participating Preferred Stock, without par value ("Kimberly-Clark Series A Preferred Stock"), of Kimberly-Clark. Cash will be paid in lieu of any fractional share of Kimberly-Clark Common Stock.

     The consummation of the Merger is subject, among other things, to: (i) the approval and adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Tecnol Common Stock entitled to vote thereon; and (ii) the receipt of certain regulatory approvals. A conformed copy of the Merger Agreement is attached hereto as Annex I.

     This Proxy Statement/Prospectus also constitutes the Prospectus of Kimberly-Clark filed as part of a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of Kimberly-Clark Common Stock and the associated Kimberly-Clark Rights to be delivered pursuant to the Merger Agreement.

     Kimberly-Clark Common Stock is listed for trading under the symbol "KMB" on the New York Stock Exchange (the "NYSE"), the Chicago Stock Exchange (the "CSE") and the Pacific Stock Exchange (the "PSE"). Tecnol Common Stock is listed for trading under the symbol "TCNL" on The Nasdaq Stock Market ("Nasdaq"). On September 3, 1997, the last trading day prior to the execution of the Merger Agreement, the last sale price of Kimberly-Clark Common Stock as reported on the NYSE Composite Transactions Tape was $47.63 per share and the last bid price of Tecnol Common Stock, as reported by Nasdaq, was $22.00 per share. On November 11, 1997, the last trading day prior to the date of this Proxy Statement/Prospectus, the last sale price of Kimberly-Clark Common Stock, as reported on the NYSE Composite Transactions Tape, was $50.69 per share and the last bid price of Tecnol Common Stock, as reported by Nasdaq, was $21.00 per share.

     This Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to the stockholders of Tecnol on or about November 14, 1997.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

        The date of this Proxy Statement/Prospectus is November 12, 1997

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................    1
INCORPORATION OF DOCUMENTS BY REFERENCE.....................    1
SUMMARY.....................................................    3
  Kimberly-Clark............................................    3
  Tecnol....................................................    3
  Sub.......................................................    3
  Tecnol Special Meeting....................................    3
     Purpose................................................    3
     Record Date............................................    4
     Required Vote..........................................    4
     Change of Vote.........................................    4
  The Merger and the Merger Agreement.......................    4
     General................................................    4
     Effective Time.........................................    4
     Recommendation of the Tecnol Board.....................    4
     Opinion of Tecnol's Financial Advisor..................    4
     Certain Federal Income Tax Consequences................    5
     Anticipated Accounting Treatment.......................    5
     Absence of Appraisal Rights............................    5
     Conditions to the Merger...............................    5
     Termination of the Merger Agreement....................    5
     Fees and Expenses......................................    5
     Interests of Certain Persons in the Merger.............    6
     Company Option Agreement...............................    6
     Company Stockholder Agreements.........................    6
  Kimberly-Clark Corporation Selected Consolidated Financial
     Data...................................................    7
  Tecnol Medical Products, Inc. Selected Consolidated
     Financial Data.........................................    9
  Comparative Per Share Data of Kimberly-Clark and Tecnol...   10
  Market Prices and Dividends Paid..........................   11
  Comparison of the Rights of Holders of Kimberly-Clark
     Common Stock and Tecnol Common Stock...................   12
RECENT DEVELOPMENTS.........................................   13
  Kimberly-Clark Share Repurchase Program...................   13
TECNOL SPECIAL MEETING......................................   13
  Purpose...................................................   13
  Record Date; Voting Rights................................   13
  Quorum....................................................   13
  Proxies...................................................   13
  Solicitation of Proxies...................................   14
  Required Vote.............................................   14
  Share Ownership of Management.............................   14
THE MERGER..................................................   15
  General...................................................   15
  Effective Time............................................   15
  Background of the Merger..................................   15
  Kimberly-Clark's Reasons for the Merger...................   17
  Tecnol's Reasons for the Merger; Recommendation of its
     Board of Directors.....................................   17
  Opinion of Tecnol's Financial Advisor.....................   18

                                                              PAGE
                                                              ----
     Goldman Sachs..........................................   18
     Historical Stock Trading Analysis......................   19
     Conversion Number Analysis.............................   20
     Selected Companies Analysis............................   20
     Selected Acquisitions Analysis.........................   21
     Discounted Cash Flow Analysis..........................   21
     Pro Forma Merger Analysis..............................   22
     Analysis at Various Prices.............................   22
     Leveraged Buyout Analysis..............................   22
     Contribution Analysis..................................   22
     Other Analysis.........................................   22
  Certain Litigation........................................   24
  Certain Federal Income Tax Consequences...................   24
     Stock Options..........................................   25
  Anticipated Accounting Treatment..........................   26
  Governmental and Regulatory Approvals.....................   26
  Percentage Ownership Interest of Tecnol Stockholders after
     the Merger.............................................   27
  Absence of Appraisal Rights...............................   27
  Resales of Kimberly-Clark Common Stock....................   27
TERMS OF THE MERGER AGREEMENT...............................   28
  Conversion of Shares in the Merger........................   28
  Fixed Exchange Ratio......................................   28
  No Fractional Shares......................................   28
  Adjustment of Conversion Number...........................   29
  Exchange Agent; Procedures for Exchange of Certificates...   29
  Representations and Warranties............................   30
  Conduct of Business Pending the Merger....................   31
  No Solicitation...........................................   32
  Third Party Standstill Agreements.........................   33
  Conditions Precedent to the Merger........................   33
  Tecnol Stock Options......................................   34
  Employee Benefits.........................................   34
  Indemnification; Directors' and Officers' Insurance.......   34
  Termination...............................................   35
  Fees and Expenses.........................................   36
  Amendment.................................................   36
  Waiver....................................................   36
INTERESTS OF CERTAIN PERSONS IN THE MERGER..................   37
  Consulting Agreements.....................................   37
  Noncompetition Agreements.................................   37
  Severance and Release Agreements..........................   38
  Stock Options.............................................   38
  Indemnification...........................................   39
COMPANY OPTION AGREEMENT....................................   39
COMPANY STOCKHOLDER AGREEMENTS..............................   41
DESCRIPTION OF KIMBERLY-CLARK COMMON STOCK..................   42
  Dividend Rights...........................................   42
  Voting Rights.............................................   42
  Change of Control.........................................   43
     Charter Provisions.....................................   43

                                                              PAGE
                                                              ----
     By-law Provisions......................................   44
     Stockholders Rights Plan...............................   44
     DGCL...................................................   45
  Liquidation Rights........................................   45
  Miscellaneous.............................................   45
COMPARISON OF THE RIGHTS OF HOLDERS OF KIMBERLY-CLARK COMMON
  STOCK AND TECNOL COMMON STOCK.............................   46
  General...................................................   46
  Dividends.................................................   46
  Voting Rights.............................................   46
  Directors.................................................   47
     Number and Election of Directors.......................   47
     Classification.........................................   47
     Removal................................................   47
     Nominations............................................   47
     Fiduciary Duties of Directors..........................   47
     Liability of Directors.................................   48
  Call of Special Meetings..................................   48
  Action of Stockholders Without a Meeting..................   48
  Stockholder Proposals.....................................   48
  Amendment to Charter Document.............................   48
  Amendment to By-laws......................................   49
  Approval of Mergers and Asset Sales.......................   49
  Indemnification of Directors and Officers.................   49
  Anti-Takeover Provisions..................................   50
  Kimberly-Clark Rights.....................................   51
  Liquidation...............................................   51
  Miscellaneous.............................................   52
BUSINESS OF KIMBERLY-CLARK..................................   52
BUSINESS OF TECNOL..........................................   53
EXPERTS.....................................................   53
LEGAL OPINIONS..............................................   53

ANNEXES TO THE PROXY STATEMENT/PROSPECTUS

  ANNEX I    AGREEMENT AND PLAN OF MERGER
  ANNEX II   COMPANY OPTION AGREEMENT
  ANNEX III  FORM OF THE COMPANY STOCKHOLDER AGREEMENT
  ANNEX IV   OPINION OF GOLDMAN, SACHS & CO.

                             AVAILABLE INFORMATION

     Kimberly-Clark and Tecnol are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the SEC: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials relating to Kimberly-Clark can be inspected at the NYSE, 20 Broad Street, New York, New York 10005; the CSE, One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605; and the PSE, 301 Pine Street, San Francisco, California 94104. Copies of such materials relating to Tecnol can be inspected at the offices of Nasdaq, 1735 K Street, N.W., Washington, D.C. 20006. Copies may be obtained by mail at prescribed rates from the Public Reference Section of the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials also may be accessed electronically by means of the SEC's web site at http://www.sec.gov.

     This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and the Exhibits thereto for further information. Statements contained or incorporated by reference herein concerning the provisions of any agreement or other document filed as an Exhibit to the Registration Statement or otherwise filed with the SEC are not necessarily complete and reference is hereby made to the copy thereof so filed for more detailed information, each such statement being qualified in its entirety by such reference.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH DOCUMENTS (OTHER THAN EXHIBITS THERETO WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF SHARES OF TECNOL COMMON STOCK TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO, IN THE CASE OF DOCUMENTS RELATING TO KIMBERLY-CLARK, STOCKHOLDER SERVICES, KIMBERLY-CLARK CORPORATION, P.O. BOX 612606, DALLAS, TEXAS 75261-2606, TELEPHONE NUMBER (972) 281-1200 AND, IN THE CASE OF DOCUMENTS RELATING TO TECNOL, WARREN HENRY, VICE PRESIDENT-INVESTOR RELATIONS, 7201 INDUSTRIAL PARK BLVD., FORT WORTH, TEXAS 76180, TELEPHONE NUMBER
(817) 581-6424. IN ORDER TO ENSURE DELIVERY OF DOCUMENTS PRIOR TO THE APPLICABLE TECNOL SPECIAL MEETING, ANY REQUEST THEREFOR SHOULD BE MADE NOT LATER THAN DECEMBER 4, 1997.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

          1. Kimberly-Clark's Annual Report on Form 10-K for the year ended December 31, 1996;

          2. Kimberly-Clark's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997;

          3. Kimberly-Clark's Current Reports on Form 8-K reporting events on February 20, February 25, April 24 and October 30, 1997;

          4. The description of the Kimberly-Clark Rights contained in the Registration Statements on Form 8-A and Forms 8-A/A filed by Kimberly-Clark with the SEC on June 21, 1988, June 13, 1995 and March 17, 1997, respectively, including any amendments or reports filed for the purpose of updating such description;

          5. Tecnol's Annual Report on Form 10-K for the year ended November 30, 1996;

          6. Tecnol's Quarterly Reports on Form 10-Q for the quarters ended March 1, May 31 and August 30, 1997; and

          7. Tecnol's Current Report on Form 8-K reporting an event on September 4, 1997.

     All reports and other documents filed by either Kimberly-Clark or Tecnol pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Tecnol Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the dates of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE MATTERS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER KIMBERLY-CLARK OR TECNOL. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR DOES IT CONSTITUTE THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF KIMBERLY-CLARK OR TECNOL SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

     CERTAIN INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS IS FORWARD LOOKING AND IS BASED ON VARIOUS ASSUMPTIONS. SUCH INFORMATION INCLUDES, WITHOUT LIMITATION, THE BUSINESS OUTLOOK, FUTURE CAPITAL RESOURCES, ANTICIPATED FINANCIAL AND OPERATING RESULTS (INCLUDING STATEMENTS RELATING TO THE COST SAVINGS EXPECTED TO BE REALIZED FROM THE MERGER), AND CONTEMPLATED TRANSACTIONS OF KIMBERLY-CLARK, KIMBERLY-CLARK'S ESTIMATED EFFECTIVE INCOME TAX RATE IN 1997 AND THE STATUS AND ADEQUACY OF KIMBERLY-CLARK'S RESERVES FOR RESTRUCTURING AND OTHER UNUSUAL CHARGES. IN ADDITION, CERTAIN COST SAVINGS, OPERATING EFFICIENCIES AND OTHER SYNERGIES ARE EXPECTED TO RESULT FROM THE CONSUMMATION OF THE MERGER. THESE FORWARD-LOOKING STATEMENTS ARE BASED UPON KIMBERLY-CLARK MANAGEMENT'S EXPECTATIONS AND BELIEFS CONCERNING FUTURE EVENTS IMPACTING KIMBERLY-CLARK. THERE CAN BE NO ASSURANCE THAT SUCH EVENTS WILL OCCUR OR THAT THEIR EFFECTS ON KIMBERLY-CLARK WILL BE AS CURRENTLY EXPECTED. FOR A DESCRIPTION OF CERTAIN FACTORS THAT COULD CAUSE KIMBERLY-CLARK'S FUTURE RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY SUCH FORWARD-LOOKING STATEMENTS, SEE THE SECTION OF PART I, ITEM 1 OF KIMBERLY-CLARK'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1996 ENTITLED "FACTORS THAT MAY AFFECT FUTURE RESULTS."

     As used herein, unless the context otherwise clearly requires:
"Kimberly-Clark" refers to Kimberly-Clark Corporation and its consolidated Subsidiaries. Unless otherwise indicated, all references to "Tecnol" also refer to Tecnol Medical Products, Inc., its Texas predecessor corporation and its subsidiaries. Capitalized terms not defined in this Proxy Statement/Prospectus have the respective meanings specified in the Merger Agreement.

     All information contained in this Proxy Statement/Prospectus with respect to Kimberly-Clark and Sub has been provided by Kimberly-Clark. All information contained in this Proxy Statement/Prospectus with respect to Tecnol has been provided by Tecnol. All information with respect to Goldman, Sachs & Co. ("Goldman Sachs") has been provided by Goldman Sachs.

                                    SUMMARY

     The following is a brief summary of certain information contained elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Proxy
Statement/Prospectus and the Annexes hereto.

         STOCKHOLDERS OF TECNOL ARE URGED TO CAREFULLY READ THIS PROXY STATEMENT/PROSPECTUS AND THE ANNEXES HERETO IN THEIR ENTIRETY.

KIMBERLY-CLARK

     Kimberly-Clark is engaged principally in the manufacture and marketing throughout the world of a wide range of products for personal, health care, business and industrial uses. Most of these products are made from natural and synthetic fibers using advanced technologies in absorbency, fibers and nonwovens. Kimberly-Clark's products are sold under a variety of well-known brand names, including Kleenex, Scott, Kleenex Cottonelle, Kleenex Viva, Kimwipes, Wypall, Huggies, Pull-Ups, GoodNites, Kotex, New Freedom, Lightdays, Depend and Poise. Consolidated net sales of its products and services totaled approximately $13 billion in 1996.

     Kimberly-Clark was incorporated in Delaware in 1928 as the successor to a business established in 1872. Its principal executive offices are located at 351 Phelps Drive, Irving, Texas 75038 and its telephone number is (972) 281-1200. For further information concerning Kimberly-Clark, see "--Kimberly-Clark Corporation Selected Consolidated Financial Data," "BUSINESS OF KIMBERLY-CLARK," "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

TECNOL

     Tecnol is a leading provider of disposable face masks, cold therapy products and patient safety restraints to the U.S. hospital market. Tecnol designs, manufactures and markets more than 300 different products, which are sold in over 60 countries, primarily under Tecnol's brand names. Tecnol reported net sales of $144.4 million for the year ended November 30, 1996.

     Tecnol, a Delaware corporation organized in 1991 as the successor to a Texas corporation formed in 1976, is a holding company that transacts business through its subsidiaries under the names "Tecnol," "Anago" and other trade names. Tecnol's principal executive offices are located at 7201 Industrial Park Blvd., Fort Worth, Texas 76180 and its telephone number is (817) 581-6424. For further information concerning Tecnol, see "-- Tecnol Medical Products, Inc. Selected Consolidated Financial Data," "BUSINESS OF TECNOL," "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

SUB

     Sub was incorporated in Delaware on August 25, 1997 as a wholly owned subsidiary of Kimberly-Clark solely for the purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Sub has minimal assets and no business and has carried on no activities which are not directly related to its formation and its execution of the Merger Agreement. Its principal executive offices are located at 351 Phelps Drive, Irving, Texas 75038 and its telephone number is (972) 281-1200.

TECNOL SPECIAL MEETING

     Purpose. The Tecnol Special Meeting will be held at The Hotel Crescent Court, Crescent Ballroom, 400 Crescent Court, Dallas, Texas, on Thursday, December 18, 1997, at 10:30 a.m., local time, to consider and vote upon a proposal to approve and adopt the Merger Agreement, which provides for the merger of Sub with and into Tecnol, with Tecnol surviving as a wholly owned subsidiary of Kimberly-Clark. The stockholders of Tecnol will also consider and take action upon any other business which may properly be brought before the Tecnol Special Meeting. See "TECNOL SPECIAL MEETING -- Purpose."

     Record Date. Only holders of record of Tecnol Common Stock at the close of business on November 6, 1997 (the "Record Date") are entitled to receive notice of and to vote at the Tecnol Special Meeting. At the close of business on the Record Date, there were 20,012,583 shares of Tecnol Common Stock outstanding, each of which entitles the registered holder thereof to one vote. See "TECNOL SPECIAL MEETING -- Record Date; Voting Rights." At the close of business on the Record Date, directors and executive officers of Tecnol beneficially owned and had the right to vote in the aggregate 4,536,489 shares of the outstanding shares of Tecnol Common Stock (approximately 22.7% of the shares of Tecnol Common Stock then outstanding). See "TECNOL SPECIAL MEETING -- Share Ownership of Management."

     Required Vote. Approval and adoption of the Merger Agreement will require the affirmative vote of the holders of a majority of the outstanding shares of Tecnol Common Stock entitled to vote thereon. Brokers who hold Tecnol Common Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof. Broker non-votes and abstentions have the effect of a vote against the Merger. See "TECNOL SPECIAL MEETING -- Required Vote" and "COMPANY STOCKHOLDER AGREEMENTS."

     Change of Vote. Tecnol stockholders who have executed a proxy may revoke the proxy at any time prior to its exercise at the Tecnol Special Meeting by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, the Secretary of Tecnol at Tecnol's main office prior to the Tecnol Special Meeting or by attending the Tecnol Special Meeting and voting in person. Accordingly, Tecnol stockholders who have executed and returned proxy cards in advance of the Tecnol Special Meeting may change their vote at any time prior to or at the Tecnol Special Meeting.

THE MERGER AND THE MERGER AGREEMENT

     General. At the Effective Time of the Merger, Sub will be merged with and into Tecnol, with Tecnol continuing as the surviving corporation (the "Surviving Corporation") and as a wholly owned subsidiary of Kimberly-Clark, and the separate corporate existence of Sub will cease. Subject to the terms and conditions of the Merger Agreement, each share of Tecnol Common Stock outstanding immediately prior to the Effective Time (other than shares owned directly or indirectly by Kimberly-Clark or Tecnol, which will be canceled) will be converted into 0.42 of a share of Kimberly-Clark Common Stock, including the corresponding percentage of a Kimberly-Clark Right. Cash will be paid in lieu of any fractional share of Kimberly-Clark Common Stock. See "TERMS OF THE MERGER AGREEMENT -- Adjustment of Conversion Number."

     Effective Time. The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware unless the Certificate of Merger provides for a later date of effectiveness. The filing of the Certificate of Merger will occur as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement. See "TERMS OF THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

     Recommendation of the Tecnol Board. The Tecnol Board believes that the Merger is fair to and in the best interests of Tecnol and its stockholders and has unanimously approved the Merger Agreement. THE TECNOL BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF TECNOL VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. See "THE MERGER -- Tecnol's Reasons for the Merger; Recommendation of its Board of Directors."

     Opinion of Tecnol's Financial Advisor. On September 4, 1997, Goldman Sachs, financial advisor to Tecnol in connection with the Merger, delivered its oral opinion, later confirmed in writing, to the Tecnol Board to the effect that, as of such date, the Conversion Number (which is referred to in Goldman Sach's written opinion as the "Exchange Ratio") pursuant to the Merger Agreement is fair to the holders of Tecnol Common Stock. As of the date of this Proxy Statement/Prospectus, Goldman Sachs delivered its written opinion to the Tecnol Board that, as of the date of this Proxy Statement/Prospectus, the Conversion Number pursuant to the Merger Agreement is fair to the holders of Tecnol Common Stock. The written opinion of Goldman Sachs dated September 4, 1997 is substantially similar to the written opinion of Goldman Sachs dated as of the date of this Proxy Statement/Prospectus.

     The full text of the written opinion of Goldman Sachs dated as of the date of this Proxy Statement/Prospectus which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex IV to this Proxy Statement/ Prospectus and is incorporated herein by reference. HOLDERS OF TECNOL COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. See "THE MERGER -- Tecnol's Reasons for the Merger; Recommendation of its Board of Directors" and "-- Opinion of Tecnol's Financial Advisor."

     Certain Federal Income Tax Consequences. The Merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, no gain or loss will be recognized for United States federal income tax purposes by the stockholders of Tecnol upon the exchange of their Tecnol Common Stock solely for shares of Kimberly-Clark Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of Kimberly-Clark Common Stock. See "THE MERGER -- Certain Federal Income Tax Consequences" and "TERMS OF THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

     Anticipated Accounting Treatment. The Merger will be accounted for as a "purchase" for accounting and financial reporting purposes in accordance with Accounting Principles Board Opinion 16, "Business Combinations" ("APB 16"). See " THE MERGER -- Anticipated Accounting Treatment."

     Absence of Appraisal Rights. Under the Delaware General Corporation Law, as amended (the "DGCL"), the stockholders of Tecnol are not entitled to appraisal rights with respect to the approval and adoption of the Merger Agreement.

     Conditions to the Merger. The respective obligations of Tecnol and Kimberly-Clark to consummate the Merger are subject to waiver or satisfaction of various conditions, including, among other things: (i) obtaining the requisite approval of the stockholders of Tecnol; (ii) authorization for listing of the Kimberly-Clark Common Stock to be issued to Tecnol stockholders on the NYSE;
(iii) expiration or termination of the waiting period (and any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which occurred on November 5, 1997, and the obtaining, making or occurrence of all authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity; (iv) the effectiveness of this Registration Statement; and
(v) receipt of opinions from respective tax counsel as to the tax treatment of the Merger. See "TERMS OF THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

     Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption by the stockholders of Tecnol of the Merger Agreement by: (i) mutual written consent of Kimberly-Clark and Tecnol; (ii) either Kimberly-Clark or Tecnol if, among other things: (A) the other fails to comply in any material respect with any of its covenants contained in the Merger Agreement or breaches any representation or warranty made in the Merger Agreement, in each case subject to the terms of the Merger Agreement, (B) the Tecnol stockholders fail to approve the Merger, (C) the Merger has not been effected prior to the close of business on February 28, 1998, subject to certain limitations, or (D) any court or other Governmental Entity having jurisdiction has permanently enjoined or prohibited the transactions contemplated by the Merger Agreement; (iii) Tecnol under specified circumstances involving a competing transaction; or (iv) Kimberly-Clark if the Tecnol Board withdraws or modifies its recommendation of the Merger. See "TERMS OF THE MERGER AGREEMENT -- Termination" and "-- Fees and Expenses."

     Fees and Expenses. Except for printing expenses, mailing expenses and filing fees incurred in connection with this Proxy Statement/Prospectus, which will be shared equally, Kimberly-Clark and Tecnol will each pay its own costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby, whether or not the Merger is consummated. The Merger Agreement also provides that if a Purchase Event (as defined in the Company Option Agreement) occurs, Tecnol will reimburse Kimberly-Clark for its documented expenses in connection with the transactions contemplated by the Merger Agreement up to a maximum reimbursable amount of $1 million. See "TERMS OF THE MERGER AGREEMENT -- Fees and Expenses" and "COMPANY OPTION AGREEMENT."

     Interests of Certain Persons in the Merger. Certain persons, as members of Tecnol's management or the Tecnol Board, have interests in the Merger in addition to their interests as stockholders of Tecnol. Pursuant to certain noncompetition agreements, consulting agreements and severance agreements and releases required by Kimberly-Clark as a condition to enter into the Merger Agreement, certain members of Tecnol's management will receive payments from Tecnol beginning at the Effective Time. The officers and directors and one former officer of Tecnol also have options to acquire Tecnol Common Stock and the right to receive payment of cash following the cancellation of all such options which are not exercised prior to the Effective Time. See "INTERESTS OF CERTAIN PERSONS IN THE MERGER."

     Company Option Agreement. In connection with the execution of the Merger Agreement, Kimberly-Clark required, as a condition to its willingness to enter into the Merger Agreement, that Kimberly-Clark and Tecnol enter into the Company Option Agreement, dated September 4, 1997 (the "Company Option Agreement"), pursuant to which Tecnol has issued to Kimberly-Clark an irrevocable option (the "Option") to purchase from Tecnol up to 3,982,142 shares (subject to adjustment) of Tecnol Common Stock (or approximately 19.9% of the outstanding shares of Tecnol Common Stock as of the Record Date, without including any shares subject to or issued pursuant to the Option) at an exercise price of $22.00 per share, the closing bid price of Tecnol Common Stock on September 3, 1997, the last trading day prior to the execution of the Merger Agreement. The Option is exercisable only upon the occurrence of certain events involving a competing offer for Tecnol. The Company Option Agreement is attached hereto as Annex II to this Proxy Statement/Prospectus and is incorporated herein by reference. See "COMPANY OPTION AGREEMENT."

     Company Stockholder Agreements. In connection with the execution of the Merger Agreement, Kimberly-Clark required, as a condition to its willingness to enter into the Merger Agreement, that each of Van Hubbard, Chairman of the Board, Chief Executive Officer and President of Tecnol, and Kirk Brunson, Vice Chairman of the Board and Executive Vice President of Tecnol (each, a "Significant Stockholder" and together, the "Significant Stockholders"), execute separate Company Stockholder Agreements with Kimberly-Clark (collectively the "Company Stockholder Agreements") pursuant to which each Significant Stockholder agreed, among other things: (i) to vote (or cause to be voted) all shares of Tecnol Common Stock the Significant Stockholder beneficially owns and has a right to vote (except in his capacity as a trustee of the Tecnol Employee Stock Ownership Plan (the "ESOP")) for the Merger and against certain other transactions involving a competing offer for Tecnol; and (ii) not to sell shares of Tecnol Common Stock owned by the Significant Stockholder, subject to a de minimis exception. On the Record Date Messrs. Hubbard and Brunson beneficially owned and had the right to vote (except in their capacities as trustees of the ESOP), in the aggregate, 4,031,945 shares of Tecnol Common Stock. Such shares, which represent approximately 20.1% of the shares of Tecnol Common Stock outstanding on the Record Date, are subject to the Company Stockholder Agreements. The form of the Company Stockholder Agreements is attached hereto as Annex III and are incorporated herein by reference. See "COMPANY STOCKHOLDER AGREEMENTS."

                           KIMBERLY-CLARK CORPORATION

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data for Kimberly-Clark for each of the five years in the period ended December 31, 1996 and for the nine-month periods ended September 30, 1996 and 1997. Such data have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and other financial information contained in Kimberly-Clark's Annual Report on Form 10-K for the year ended December 31, 1996 and the unaudited consolidated interim financial statements contained in Kimberly-Clark's Quarterly Report on Form 10-Q for the nine-month period ended September 30, 1997, including in each case the notes thereto, incorporated by reference herein. See "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

                                                                (MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
                                                   NINE MONTHS
                                               ENDED SEPTEMBER 30                      YEAR ENDED DECEMBER 31
                                              ---------------------   ---------------------------------------------------------
                                                1997        1996        1996        1995        1994        1993        1992
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
INCOME STATEMENT DATA
Net Sales...................................  $ 9,457.2   $ 9,825.5   $13,149.1   $13,373.0   $11,627.9   $11,341.1   $11,745.4
  Cost of products sold.....................    5,865.7     6,147.1     8,241.4      8828.1     7,793.7     7,540.1     7,679.3
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
Gross Profit................................    3,591.5     3,678.4     4,907.7     4,544.9     3,834.2     3,801.0     4,066.1
  Advertising, promotion and selling
    expenses................................    1,465.8     1,567.2     2,029.7     2,080.9     1,792.7     1,905.6     2,172.6
  Research expense..........................      150.0       147.0       207.9       207.2       208.8       208.7       204.2
  General expense...........................      470.5       436.9       616.4       603.8       555.6       573.3       555.5
  Restructuring and other unusual charges...         --          --          --     1,440.0          --       378.9       250.0
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating Profit............................    1,505.2     1,527.3     2,053.7       213.0     1,277.1       734.5       883.8
  Interest income...........................       24.5        20.6        28.1        33.3        24.1        21.0        25.3
  Interest expense..........................     (118.3)     (145.1)     (186.7)     (245.5)     (270.5)     (249.5)     (255.8)
  Other income (expense), net...............       (4.9)      106.4       107.2       103.6       117.2       (13.6)       18.1
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income Before Income Taxes..................    1,406.5     1,509.2     2,002.3       104.4     1,147.9       492.4       671.4
  Provision for income taxes................      464.1       528.2       700.8       153.5       464.9       255.0       248.5
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income (Loss) Before Equity Interests.......      942.4       981.0     1,301.5       (49.1)      683.0       237.4       422.9
  Share of net income of equity companies...      122.8       110.8       152.4       113.3       110.5        76.1        90.0
  Minority owners' share of subsidiaries'
    net income..............................      (34.2)      (35.1)      (50.1)      (31.0)      (27.0)      (26.3)      (20.9)
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income From Continuing Operations
  Before Extraordinary Gains (Losses) and
    Cumulative Effects of Changes in
    Accounting Principles...................    1,031.0     1,056.7     1,403.8        33.2       766.5       287.2       492.0
Income (loss) from discontinued operation...         --          --          --          --        48.4       (46.6)      (30.9)
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income Before Extraordinary Gains (Losses)
  and Cumulative Effects of Changes In
  Accounting Principles.....................    1,031.0     1,056.7     1,403.8        33.2       814.9       240.6       461.1
Extraordinary gains (losses), net of income
  taxes.....................................       17.5          --          --          --       (61.1)       (9.6)         --
Cumulative effects of changes in accounting
  principles................................         --          --          --          --          --          --      (311.0)
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net Income..................................  $ 1,048.5   $ 1,056.7   $ 1,403.8   $    33.2   $   753.8   $   231.0   $   150.1
                                              =========   =========   =========   =========   =========   =========   =========
    Weighted Average Shares outstanding.....      557.8       564.0       564.0       559.0       556.4       554.2       553.8
Per Share Data:
  Income from continuing operations before
    extraordinary gains (losses) and
    cumulative effects of changes in
    accounting principles...................  $    1.85   $    1.87   $    2.49   $     .06   $    1.38   $     .52   $     .89
  Income (loss) from discontinued
    operation...............................         --          --          --          --         .08        (.09)       (.06)
  Extraordinary gains (losses), net of
    income taxes............................        .03          --          --          --        (.11)       (.01)         --
  Cumulative effects of changes in
    accounting principles...................         --          --          --          --          --          --        (.56)
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Net Income................................  $    1.88   $    1.87   $    2.49   $     .06   $    1.35   $     .42   $     .27
                                              =========   =========   =========   =========   =========   =========   =========
BALANCE SHEET DATA (AT PERIOD END):
  Total assets..............................  $11,305.3   $11,362.9   $11,845.7   $11,439.2   $12,555.7   $13,210.4   $12,559.4
  Long-term debt............................    1,691.1     1,744.2     1,738.6     1,984.7     2,085.4     3,403.0     3,140.1
  Stockholders' equity......................    4,269.7     4,312.6     4,483.1     3,650.4     4,134.9     3,810.7     3,996.7

                           KIMBERLY-CLARK CORPORATION

                 NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA

     1. The unaudited consolidated financial data of Kimberly-Clark has been prepared on the same basis as in Kimberly-Clark's 1996 Annual Report to Stockholders and include all adjustments necessary to present fairly the consolidated balance sheet and consolidated income data for the periods indicated. The 1995 merger of Kimberly-Clark and Scott Paper Company ("Scott") has been accounted for as a pooling of interests and all periods prior to the merger are presented on that basis.

     2. Share of net income of equity companies for the nine months ended September 30, 1997 includes a net nonoperating gain of $16.3 million, or $.03 per share, primarily related to the sale of a portion of the tissue business of Kimberly-Clark de Mexico, S.A. de C.V. ("KCM"). The sale was required by the Mexican regulatory authorities following the merger of KCM and Scott's former Mexican affiliate.

     3. In June 1997, Kimberly-Clark sold its interest in Scott Paper Limited ("SPL"), a 50.1 percent-owned Canadian tissue subsidiary. The sale resulted in a gain of $12.7 million, or $.02 per share, which has been reported as an extraordinary item in accordance with APB 16 which requires that certain transactions occurring within two years following a business combination that was accounted for as a pooling of interests, and that were not planned at the date of combination, be reported as extraordinary items.

     In March 1997, Kimberly-Clark sold its Coosa Pines, Alabama, newsprint and pulp manufacturing mill, together with related woodlands. In the first quarter of 1997, Kimberly-Clark recorded impairment losses on the planned sales of a pulp manufacturing mill in Miranda, Spain; a recycled fiber facility in Oconto Falls, Wisconsin; a tissue converting facility in Yucca, Arizona; and an integrated pulp making facility in Everett, Washington. These first quarter 1997 transactions were aggregated and reported together with the SPL gain as a net extraordinary gain totaling $17.5 million, or $.03 per share, for the nine months ended September 30, 1997.

     4. Other income (expense), net for the nine months ended September 30, 1996, includes net gains of approximately $93 million in asset disposals. The net gains relate to the divestiture of certain United Kingdom tissue businesses, a tissue mill in Prudhoe, England, the Lakeview Tissue Mill in Neenah, Wisconsin, the former Scott baby wipes and certain facial tissue businesses in the U.S., as required to meet regulatory requirements associated with the 1995 Scott merger and the sale of Kimberly-Clark's remaining 20 percent interest in Midwest Express Holdings, Inc. The net income effect of these gains was $.13 per share.

     5. Restructuring and other unusual charges for 1995 related to the estimated costs of the Scott merger, restructuring the combined operations and other unusual charges. The 1993 restructuring charge related to planned restructuring and productivity improvement programs. The 1992 restructuring charge related to a plan to strengthen Kimberly-Clark's competitive position in consumer and service products operations in Europe and certain operations in North America. Excluding the restructuring and other unusual charges, income from continuing operations per share was $1.98 in 1995, $1.03 in 1993 and $1.20 in 1992.

     6. Share of net income of equity companies and net income for 1995 include a nonoperating charge of $38.5 million ($.07 per share) for foreign currency losses incurred by Kimberly-Clark's Mexican affiliates on the translation of the net exposure of U.S. dollar-denominated liabilities into pesos. In 1994, peso losses charged to net income of equity companies and net income was $39.2 million ($.07 per share). The translation losses are related to the devaluation of the Mexican peso in December 1994 and subsequent periods.

     7. In 1994, the sale of S.D. Warren Company, a former printing and publishing papers subsidiary, was completed. Its results have been segregated and presented as a discontinued operation for the appropriate periods.

     8. In 1994 and 1993 Kimberly-Clark recorded extraordinary losses for the early extinguishment of debt.

     9. The 1992 consolidated income statement includes net charges for the cumulative effects of accounting changes related to Kimberly-Clark's adoption of SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS 109, "Accounting for Income Taxes" of $311.0 million, or $.56 per share.

     10. All per share data has been restated to reflect the two-for-one common stock split which was effective April 2, 1997.

                         TECNOL MEDICAL PRODUCTS, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data for Tecnol for each of the last five 52-week or 53-week fiscal years ended November 27, 1992, December 3, 1993, December 2, 1994, December 2, 1995 and November 30, 1996, and for the 39-week periods ended August 31, 1996 and August 30, 1997. Such data have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and other financial information contained in Tecnol's Annual Report on Form 10-K for the year ended November 30, 1996 and the unaudited consolidated interim financial statements contained in Tecnol's Quarterly Report on Form 10-Q for the 39-week period ended August 30, 1997, including in each case the notes thereto, incorporated by reference herein. See "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

                                                    (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
                                        39-WEEKS ENDED                       FISCAL YEAR ENDED
                                      -------------------   ----------------------------------------------------
                                      AUG. 30,   AUG. 31,   NOV. 30,   DEC. 2,    DEC. 2,    DEC. 3,    NOV. 27,
                                      1997(1)    1996(1)      1996       1995       1994     1993(2)      1992
                                      --------   --------   --------   --------   --------   --------   --------
INCOME STATEMENT DATA (3):
Net sales...........................  $116,142   $107,553   $144,393   $120,922   $120,750   $ 86,702   $71,263
Cost of goods sold..................    64,150     62,270     82,591     66,103     62,181     42,601    34,666
                                      --------   --------   --------   --------   --------   --------   -------
Gross profit........................    51,992     45,283     61,802     54,819     58,569     44,101    36,597
Selling expenses....................    18,562     17,472     23,640     21,915     20,355     16,052    13,131
General and administrative
  expenses..........................     7,366      7,014      9,131      7,249      7,137      5,014     3,978
Research and development expenses...     1,413      1,273      1,710      1,564      1,471      1,180     1,045
Amortization of intangibles.........     1,614      1,703      2,318      2,067      1,726        875       485
                                      --------   --------   --------   --------   --------   --------   -------
Income from operations..............    23,037     17,821     25,003     22,024     27,880     20,980    17,958
Other income (expense), net.........        72       (960)    (1,015)    (1,031)      (909)        70       448
                                      --------   --------   --------   --------   --------   --------   -------
Income before provision for income
  taxes.............................    23,109     16,861     23,988     20,993     26,971     21,050    18,406
Provision for income taxes..........     8,212      5,630      7,987      7,205     10,100      7,474     6,403
                                      --------   --------   --------   --------   --------   --------   -------
Net income..........................  $ 14,897   $ 11,231   $ 16,001   $ 13,788   $ 16,871   $ 13,576   $12,003
                                      ========   ========   ========   ========   ========   ========   =======
Net income per common and common
  equivalent share(4)(5)............  $   0.74   $   0.56   $   0.80   $   0.69   $   0.85   $   0.68   $  0.61
Weighted average number of common
  and common equivalent shares
  outstanding(5)....................    20,241     20,154     20,092     20,123     19,942     20,089    19,641
BALANCE SHEET DATA (AT PERIOD END):
  Working capital...................  $ 54,480   $ 44,510   $ 48,545   $ 45,102   $ 39,822   $ 34,219   $29,590
  Total assets......................   173,243    152,327    159,500    143,440    128,888    114,233    77,071
  Long term debt(6).................     9,368     13,766     12,906     15,772     19,117     22,402     4,632
  Stockholders' equity..............   142,750    121,957    127,232    110,542     95,758     80,404    64,097

---------------

(1) The unaudited consolidated financial data of Tecnol has been prepared on the same basis as in Tecnol's 1996 Annual Report to Stockholders, except as provided in note 3 below, and includes all adjustments necessary to present fairly the consolidated balance sheet and consolidated income data for the period indicated.

(2) 53-week year.

(3) Prior to the third quarter of fiscal 1997, amortization expense of goodwill and noncompete agreements was included in other income (expense) in the consolidated statements of income. Beginning in the third quarter of fiscal 1997, Tecnol classifies this amortization expense as "Amortization of intangibles," a component of operating expenses. Accordingly, the income statement data have been reclassified for comparative purposes for all periods presented.

(4) Tecnol has not declared or paid any cash dividends.

(5) Restated for three-for-two stock split in the form of a stock dividend paid on February 24, 1993.

(6) Includes current maturities.

COMPARATIVE PER SHARE DATA OF KIMBERLY-CLARK AND TECNOL

     The following table sets forth selected per share data for Kimberly-Clark and Tecnol on an historical and unaudited pro forma combined basis. The unaudited pro forma financial data assume that the Merger was consummated at the beginning of the earliest period presented and give effect to the Merger as a "purchase" under generally accepted accounting principles. Book value data for all pro forma presentations are based upon the number of outstanding shares of Kimberly-Clark Common Stock adjusted to include the maximum number of shares of Kimberly-Clark Common Stock that could be issued in the Merger. The information set forth below should be read in conjunction with the historical Consolidated Financial Data of Kimberly-Clark and the Consolidated Financial Data of Tecnol, including the notes thereto, appearing elsewhere herein. See "-- Kimberly-Clark Corporation Selected Consolidated Financial Data" and "-- Tecnol Medical Products, Inc. Selected Consolidated Financial Data."

     The following table includes Tecnol data for the last fiscal year ended on November 30, 1996, and for the 39-week period ended August 30, 1997. For ease of reference the column headings used in such table refer to the period-ended date of Kimberly-Clark.

                                                                             AT OR FOR THE
                                                            AT OR FOR THE     NINE MONTHS
                                                             YEAR ENDED          ENDED
                                                            DECEMBER 31,     SEPTEMBER 30,
                                                                1996             1997
                                                            -------------    -------------
KIMBERLY-CLARK HISTORICAL:
  Income from continuing operations before extraordinary
     gains per share......................................      $2.49            $1.85
  Cash dividends declared per share.......................        .92              .72
  Book value per share....................................       7.96             7.75
TECNOL HISTORICAL:
  Net income per share....................................        .80              .74
  Cash dividends declared per share.......................          0                0
  Book value per share....................................       6.38             7.13
KIMBERLY-CLARK UNAUDITED PRO FORMA COMBINED:(1)
  Income from continuing operations before extraordinary
     gains per share......................................       2.45             1.83
  Cash dividends declared per share.......................        .92              .72
  Book value per share....................................       8.57             8.38
TECNOL EQUIVALENT:
  Income from continuing operations before extraordinary
     gains per share......................................       1.03              .77
  Cash dividends declared per share.......................        .39              .30
  Book value per share....................................       3.60             3.52

---------------

(1) The unaudited pro forma income from continuing operations before extraordinary gains per share data for the year ended December 31, 1996 and the nine months ended September 30, 1997 and the book value as of December 31, 1996 and September 30, 1997 illustrate the results (under Kimberly-Clark's accounting policies) as if the transaction had occurred on January 1, 1996. The pro forma per share data do not purport to represent what Kimberly-Clark's results of operations or financial position would have actually been or to project Kimberly-Clark's results of operations for any future period or financial position for any future date.

MARKET PRICES AND DIVIDENDS PAID

     Kimberly-Clark Common Stock is traded on the NYSE, the CSE and the PSE under the symbol "KMB." Tecnol Common Stock is quoted on Nasdaq under the symbol "TCNL." The following table sets forth for the calendar periods indicated the range of the high and low sales prices of Kimberly-Clark Common Stock as reported on the NYSE Composite Transactions Tape and the dividends declared per share of Kimberly-Clark Common Stock and for the fiscal periods indicated the high and low bid prices for Tecnol Common Stock as reported on Nasdaq. Tecnol has never paid cash dividends on Tecnol Common Stock. Tecnol currently intends to retain all earnings for use in its business and currently has no plans to pay cash dividends in the near future.

                                                                     KIMBERLY-CLARK
                                                                      COMMON STOCK
                                                       -------------------------------------------
                                                                                        DIVIDENDS
                                                       HIGH(A)            LOW(A)       DECLARED(A)
                                                       -------            ------       -----------
FISCAL 1995
  First Quarter......................................  26 11/16          23 5/8        .225
  Second Quarter.....................................  31 5/16           25 1/16       .225
  Third Quarter......................................  34 3/8            28 3/4        .225
  Fourth Quarter.....................................  41 1/2            33 5/16       .225
FISCAL 1996
  First Quarter......................................  41 1/2            37            .23
  Second Quarter.....................................  38 15/16          34 5/16       .23
  Third Quarter......................................  44 3/8            35 11/16      .23
  Fourth Quarter.....................................  49 13/16          42 3/16       .23
FISCAL 1997
  First Quarter......................................  55 3/8            47            .24
  Second Quarter.....................................  56 7/8            46 1/8        .24
  Third Quarter......................................  55                43 1/4        .24
  Fourth Quarter (through November 11, 1997).........  53 3/8            47 3/4        --

---------------

(a) Adjusted to reflect a two-for-one stock split effective April 2, 1997.

                                                                 TECNOL
                                                              COMMON STOCK
                                                       --------------------------
                                                         HIGH              LOW
                                                         ----              ---
FISCAL 1995
  Quarter ended March 3, 1995........................  17 1/2            14 1/4
  Quarter ended June 3, 1995.........................  21 1/2            16
  Quarter ended September 2, 1995....................  23                15
  Quarter ended December 2, 1995.....................  20 3/4            16 1/2
FISCAL 1996
  Quarter ended March 2, 1996........................  19 3/4            14 3/4
  Quarter ended June 1, 1996.........................  21 1/4            16 3/4
  Quarter ended August 31, 1996......................  21 1/4            16
  Quarter ended November 30, 1996....................  17                11 3/4
FISCAL 1997
  Quarter ended March 1, 1997........................  18 3/4            12 3/4
  Quarter ended May 31, 1997.........................  20                14 1/2
  Quarter ended August 30, 1997......................  24                18 7/8
  Quarter ending November 29, 1997 (through November
     11, 1997).......................................  22 3/4            17 7/8

     Set forth below are the last reported sale price of Kimberly-Clark Common Stock and bid price for Tecnol Common Stock on September 3, 1997, the last trading day prior to the public announcement of the execution of the Merger Agreement, and on November 11, 1997, the last trading day prior to the date of this Proxy Statement/Prospectus, as reported on the NYSE Composite Transactions Tape and on Nasdaq, respectively, and the equivalent pro forma bid price of Tecnol Common Stock on such dates, as determined by multiplying such last reported sale price of Kimberly-Clark Common Stock by the Conversion Number of 0.42:

                                                              SEPTEMBER 3,    NOVEMBER 11,
                                                                  1997            1997
                                                              ------------    ------------
Kimberly-Clark Common Stock.................................  $47.63          $50.69
Tecnol Common Stock.........................................  $22.00          $21.00
Tecnol Equivalent...........................................  $20.00          $21.29

COMPARISON OF THE RIGHTS OF HOLDERS OF KIMBERLY-CLARK COMMON STOCK AND TECNOL COMMON STOCK

     See "COMPARISON OF THE RIGHTS OF HOLDERS OF KIMBERLY-CLARK COMMON STOCK AND TECNOL COMMON STOCK" for a summary of the material differences between the rights of holders of Tecnol Common Stock and the rights of holders of Kimberly-Clark Common Stock.

                              RECENT DEVELOPMENTS

KIMBERLY-CLARK SHARE REPURCHASE PROGRAM

     Between April 1996 and June 1997, the Board of Directors of Kimberly-Clark (the "Kimberly-Clark Board") authorized, for general corporate purposes, a series of share repurchases of Kimberly-Clark Common Stock, totaling 19.0 million shares (on a post-stock split basis). Pursuant to this authority, Kimberly-Clark purchased, in brokered transactions, 5.6 million shares in 1996 and 13.4 million shares between January 1, 1997 and September 1, 1997. On September 4, 1997, the Kimberly-Clark Board authorized the purchase of up to 20 million additional shares of Kimberly-Clark Common Stock. Pursuant to this authorization, Kimberly-Clark purchased 4.5 million shares between September 4, 1997 and November 6, 1997. Kimberly-Clark has made no additional purchases of Kimberly-Clark Common Stock since that time.

                             TECNOL SPECIAL MEETING

     The Tecnol Special Meeting will be held at The Hotel Crescent Court, Crescent Ballroom, 400 Crescent Court, Dallas, Texas, on Thursday, December 18, 1997, at 10:30 a.m., local time.

PURPOSE

     At the Tecnol Special Meeting, the stockholders of Tecnol will consider and vote upon a proposal to approve and adopt the Merger Agreement. The stockholders of Tecnol will also consider and take action upon any other business which may properly be brought before the Tecnol Special Meeting.

     The Tecnol Board believes that the Merger is fair to and in the best interests of Tecnol and its stockholders and has unanimously approved the Merger Agreement. THE TECNOL BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF TECNOL VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AT THE TECNOL SPECIAL MEETING. See "THE MERGER -- Tecnol's Reasons for the Merger; Recommendation of its Board of Directors."

RECORD DATE; VOTING RIGHTS

     Only holders of record of Tecnol Common Stock at the close of business on the Record Date, November 6, 1997, are entitled to receive notice of and to vote at the Tecnol Special Meeting. At the close of business on the Record Date, there were 20,012,583 shares of Tecnol Common Stock outstanding, held by approximately 380 record holders. Each share of Tecnol Common Stock entitles the record holder thereof to one vote.

QUORUM

     The presence in person or by properly executed proxy of stockholders entitled to cast at least a majority of the votes that all stockholders of Tecnol are entitled to cast on the Merger Agreement at the Tecnol Special Meeting is required to constitute a quorum.

     Tecnol Common Stock represented by proxies which are marked "abstain" will be counted as shares present for purposes of determining the presence of a quorum on all matters, as will shares that are represented by proxies that are executed by any broker, fiduciary or other nominee on behalf of the beneficial owner(s) thereof regardless of whether authority to vote is withheld by such broker, fiduciary or nominee on one or more matters. In the event that a quorum is not present at the Tecnol Special Meeting, it is expected that such meeting will be adjourned to solicit additional proxies.

PROXIES

     All shares of Tecnol Common Stock represented by properly executed proxies in the enclosed form which are received in time for the Tecnol Special Meeting and have not been revoked will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such shares will be voted FOR the adoption and approval of the Merger Agreement. Tecnol does not know of any matter not described in the

Notice of Tecnol Special Meeting that is expected to come before the Tecnol Special Meeting. If, however, any other matters are properly presented for action at the Tecnol Special Meeting, proxies will be voted in the discretion of the respective proxyholders, unless such authority is withheld. Any proxy in the enclosed form may be revoked by the stockholder executing it at any time prior to its exercise by giving written notice thereof to the Secretary of Tecnol, by signing and returning a later dated proxy or by voting in person at the Tecnol Special Meeting. Attendance at the Tecnol Special Meeting will not in and of itself constitute the revocation of a proxy.

SOLICITATION OF PROXIES

     Proxies are being solicited hereby by the Tecnol Board on behalf of Tecnol. Pursuant to the Merger Agreement, the entire cost of proxy solicitation for the Tecnol Special Meeting, including the reasonable expenses of brokers, fiduciaries and other nominees in forwarding solicitation material to beneficial owners, will be borne by Tecnol, except that Kimberly-Clark and Tecnol will share equally all printing expenses, mailing expenses and filing fees. In addition to the use of the mail, solicitation may be made by telephone or otherwise by officers and regular employees of Tecnol. Such officers and regular employees will not be additionally compensated for such solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. If undertaken, the expense of such solicitation would be nominal. Tecnol has retained Morrow & Co., Inc. to aid in the solicitation of proxies from its stockholders. The fees of such firm will range from $7,000 to $10,500, plus reimbursement of out-of-pocket expenses.

REQUIRED VOTE

     Approval and adoption of the Merger Agreement will require the affirmative vote of the holders of a majority of the outstanding shares of Tecnol Common Stock entitled to vote thereon. Brokers who hold Tecnol Common Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof. Broker non-votes and abstentions will have the effect of a vote against the Merger.

SHARE OWNERSHIP OF MANAGEMENT

     At the close of business on the Record Date, directors and executive officers of Tecnol and their affiliates beneficially owned and had the right to vote an aggregate of 4,536,489 shares of the outstanding shares of Tecnol Common Stock (approximately 22.7% of the shares of Tecnol Common Stock then outstanding).

     Messrs. Hubbard and Brunson, at the close of business on the Record Date, beneficially owned and had the right to vote (except in their capacities as trustees of the ESOP) an aggregate of 4,031,945 shares of Tecnol Common Stock (approximately 20.1% of the shares of Tecnol Common Stock then outstanding). Messrs. Hubbard and Brunson have each agreed pursuant to a Company Stockholder Agreement, among other things, to vote (or cause to be voted) all of the shares of Tecnol Common Stock that such Significant Stockholder beneficially owns and has the right to vote (except in his capacity as a trustee of the ESOP) to approve the Merger Agreement.

     As of the date of this Proxy Statement/Prospectus, all other directors and executive officers of Tecnol have indicated their intention to vote their shares of Tecnol Common Stock in favor of the Merger Agreement.

                                   THE MERGER

     The description of the Merger and the Merger Agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a conformed copy of which is attached hereto as Annex I and incorporated herein by reference.

GENERAL

     At the Effective Time of the Merger, Sub will be merged with and into Tecnol, with Tecnol continuing as the Surviving Corporation and as a wholly owned subsidiary of Kimberly-Clark and the separate corporate existence of Sub will cease. Subject to the terms and conditions of the Merger Agreement, each share of Tecnol Common Stock outstanding immediately prior to the Effective Time (other than shares owned directly or indirectly by Kimberly-Clark or Tecnol, which will be canceled) will be converted into 0.42 of a share of Kimberly-Clark Common Stock, including the corresponding percentage of a Kimberly-Clark Right. Cash will be paid in lieu of any fractional share of Kimberly-Clark Common Stock. See "TERMS OF THE MERGER AGREEMENT -- Adjustment of Conversion Number."

EFFECTIVE TIME

     The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware unless the Certificate of Merger provides for a later date of effectiveness. The filing of the Certificate of Merger will occur as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement. See "TERMS OF THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

BACKGROUND OF THE MERGER

     In August 1994, Tecnol was contacted by a major pharmaceutical company with a large medical products business interested in acquiring Tecnol. Members of the senior management of Tecnol met with representatives of the interested party over the course of several months. In June 1995, Tecnol formally engaged Goldman Sachs to act as its financial advisor to assist Tecnol in its analysis and consideration of various strategic alternatives. The discussions between representatives of the major pharmaceutical company and Tecnol's management ended in July 1995 without a firm bid having been made.

     In June 1996, Mr. Hubbard, Jack G. Johnson, a Tecnol director, and David Radunsky, a Tecnol director and its Chief Operating Officer, Secretary and General Counsel, met with representatives of Goldman Sachs to discuss possible strategic alternatives and business combinations. At the meeting, Goldman Sachs discussed a preliminary list of potential strategic acquirors, including Kimberly-Clark. In late summer of 1996, due to a decline in the price of Tecnol Common Stock and an anticipated reduction in earnings for the third fiscal quarter of 1996, Tecnol determined that it was not the appropriate time to pursue a possible business combination.

     In the middle of 1994, Kimberly-Clark, seeking to expand its professional health care business began searching for suitable acquisition candidates. In October 1994, Kimberly-Clark retained Merrill Lynch & Co. ("Merrill Lynch") to act as its financial advisor in connection with its search. Kimberly-Clark identified Tecnol as a possible acquisition candidate and in September 1996 authorized Merrill Lynch to initiate contact with Tecnol. On October 10, 1996, John S. Metz, at that time the President-Professional Health Care Sector of Kimberly-Clark and representatives of Merrill Lynch met with Mr. Hubbard and other Tecnol representatives at Tecnol's headquarters in Fort Worth, Texas. The parties exchanged certain public information regarding the business and operations of the other. The following week, at a trade conference in Scottsdale, Arizona, Mr. Metz and Mr. Hubbard spoke briefly. Although Kimberly-Clark expressed an interest in pursuing a business combination with Tecnol, there were no further discussions in 1996 regarding a potential combination.

     With the recovery of the price of Tecnol Common Stock in early 1997 and after discussions with Goldman Sachs, Tecnol authorized Goldman Sachs at the end of March 1997 to approach seven potential strategic acquirors regarding their interest in a potential business combination with Tecnol and to deliver certain public information to such parties. Accordingly, Goldman Sachs contacted, in addition to the other six potential strategic acquirors, John W. Donehower, Senior Vice President and Chief Financial Officer of Kimberly-Clark, regarding a potential business combination with Tecnol. Subsequently, in April 1997, one additional potential strategic acquiror was approached by Goldman Sachs and received public information. After five of the eight parties, including Kimberly-Clark, executed confidentiality agreements, Goldman Sachs circulated confidential memoranda to the five parties containing more detailed information about Tecnol's business and operations.

     On May 19, 1997, Robert E. Abernathy, Group President responsible for the Professional Health Care Sector of Kimberly-Clark, sent a letter to Goldman Sachs expressing Kimberly-Clark's interest in continuing discussions with Tecnol and requesting from Tecnol additional due diligence information. On June 6, 1997, Tecnol's management made a presentation to representatives of Kimberly-Clark and provided access to additional information about Tecnol in a series of due diligence sessions. Thereafter, Tecnol and Goldman Sachs established a bid procedure requiring that any bid for Tecnol be submitted to Goldman Sachs by July 10, 1997.

     At its June 12, 1997 regular meeting, the Kimberly-Clark Board was apprised by senior management of the substance of discussions with Tecnol and was provided an overview of Tecnol's business and operations. After full deliberation, including consideration of the synergies that might be realized in a business combination with Tecnol, the Kimberly-Clark Board unanimously authorized management to submit a non-binding offer to acquire Tecnol.

     On July 10, 1997, after conducting extensive due diligence and after consultation with its financial and legal advisors, Kimberly-Clark submitted its bid for the acquisition of Tecnol. Kimberly-Clark's bid proposed that the consideration to be received by holders of Tecnol Common Stock pursuant to the merger be 0.40 of a share of Kimberly-Clark Common Stock in exchange for each outstanding share of Tecnol Common Stock. Kimberly-Clark's offer remained open until July 25, 1997. None of the other parties contacted by Goldman Sachs submitted a bid or subsequently indicated an interest in pursuing an acquisition of Tecnol.

     On July 14, 1997, the Tecnol Board met with Tecnol's legal and financial advisors by conference call to consider Kimberly-Clark's bid. Tecnol's legal and financial advisors reviewed the terms of the bid received from Kimberly-Clark. On July 16, 1997, the Tecnol Board met again with Tecnol's legal and financial advisors. At such meeting, representatives of Goldman Sachs outlined the chronology of events leading to the receipt of Kimberly-Clark's bid and made a presentation to the Tecnol Board concerning such bid, including background information about Kimberly-Clark. The Tecnol Board instructed its advisors to seek an increase in the exchange ratio to be paid to holders of Tecnol Common Stock pursuant to the proposed merger. This request was then communicated to Kimberly-Clark. On July 21, 1997, the Tecnol Board met again with Tecnol's legal and financial advisors to review Kimberly-Clark's proposal. On July 24, 1997, the day before Kimberly-Clark's initial offer was to expire, Mr. Metz sent a letter to Mr. Hubbard indicating that Kimberly-Clark was willing to continue to negotiate. Representatives of Goldman Sachs continued to pursue an increase in the exchange ratio.

     On August 4, 1997, Kimberly-Clark offered to increase the consideration to
0.42 of a share of Kimberly-Clark Common Stock in exchange for each outstanding share of Tecnol Common Stock. Negotiations of the terms of the merger agreement, as well as ancillary agreements, including noncompetition, consulting and severance agreements with certain officers of Tecnol, were conducted in a series of meetings and telephone conversations held between August 8 and September 3, 1997.

     During the negotiations, Kimberly-Clark sought agreements from each of Tecnol's directors to vote their shares in favor of the Merger, a termination fee if certain events occurred after signing and before closing involving a competing offer for Tecnol, and an option from Tecnol to purchase up to 19.9% of the outstanding Tecnol Common Stock in certain events. The parties also negotiated concerning certain termination rights to be triggered by a significant increase or decrease in the market price of Kimberly-Clark Common Stock between the time of signing and closing or, in lieu thereof, the possibility of a "collar," which would have the effect of adjusting the exchange ratio to fix the value of the merger consideration based upon such a change in market price during that period of time. Kimberly-Clark subsequently dropped its request for a termination fee and voting agreements from certain of Tecnol's directors and agreed to certain limitations on the events that would trigger the exercisability of the option to be granted under the option agreement. Kimberly-Clark did, however, insist that the Significant Stockholders enter into voting agreements and required that in the event of termination under certain conditions, Kimberly-Clark would receive reimbursement of its documented expenses up to $1 million. Kimberly-Clark and Tecnol also agreed to a fixed exchange ratio of 0.42 of a share of Kimberly-Clark Common Stock in exchange for each outstanding share of Tecnol Common Stock without any termination rights or a collar based on the market price of Kimberly-Clark Common Stock.

     On September 4, 1997, the Tecnol Board met with its financial and legal advisors to consider the results of the negotiations with Kimberly-Clark. Tecnol's legal counsel reviewed with the Tecnol Board the terms of the Merger Agreement, the Company Option Agreement and the agreements to be entered into in connection therewith, including the stockholder agreements with the Significant Stockholders and other agreements to be entered into with certain members of Tecnol's management. Goldman Sachs made a presentation including various financial analyses with respect to the proposed transaction and delivered its opinion that the exchange ratio pursuant to the Merger Agreement was fair to holders of Tecnol Common Stock. After considering reports from its advisors and additional discussions, the Tecnol Board voted unanimously to enter into the Merger Agreement, the Company Option Agreement and the transactions contemplated thereby and to recommend the Merger to Tecnol stockholders.

     On the same day, the Kimberly-Clark Board also considered the proposed transaction with Tecnol. Senior management of Kimberly-Clark and representatives of Merrill Lynch made detailed presentations to the Kimberly-Clark Board concerning the material aspects of the proposed merger, including the material terms and conditions of the Merger Agreement and ancillary agreements to be entered into in connection therewith. Merrill Lynch delivered its opinion that the exchange ratio pursuant to the Merger Agreement was fair from a financial point of view to Kimberly-Clark. After full consideration, the Kimberly-Clark Board voted unanimously to enter into the Merger Agreement, the ancillary agreements and the transactions contemplated thereby.

     Immediately following receipt of approval by the Kimberly-Clark Board and the Tecnol Board, the Merger Agreement and the applicable ancillary agreements were executed by the appropriate parties and the terms of the Merger Agreement were announced by separate press releases of Kimberly-Clark and Tecnol.

KIMBERLY-CLARK'S REASONS FOR THE MERGER

     The Kimberly-Clark Board believes that the Merger would be a significant step toward achieving Kimberly-Clark's objective of expanding its presence in the professional health care business. The Merger would broaden Kimberly-Clark's product offerings, adding disposable face masks, cold therapy products and patient restraints to its existing line of surgical gowns, drapes, infection control products and sterilization wraps.

     Moreover, the Merger is consistent with Kimberly-Clark's strategy of building on its core technologies, well-known trademarks and strong product franchises. The manufacture of nonwoven materials is a core Kimberly-Clark technology; nonwoven material is an important component for face masks, which represents about half of Tecnol's business. The Tecnol name is highly regarded in the professional healthcare market and Tecnol holds more than 50% of the market share for face masks in the United States. In addition, both companies have expertise in high-speed converting and U.S./Mexico border operations. The international professional health care businesses of the combined entity will be nearly double the existing presence of either company, providing economy-of-scale benefits. Synergies are expected to be realized through technology transfers, a strengthened sales and marketing presence and the elimination of redundancies.

TECNOL'S REASONS FOR THE MERGER; RECOMMENDATION OF ITS BOARD OF DIRECTORS

     The Tecnol Board unanimously determined that the Merger is fair to and in the best interests of Tecnol and its stockholders. Accordingly, the Tecnol Board unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that the stockholders of Tecnol vote FOR approval and adoption of the Merger Agreement.

     In making its determination to approve the Merger, the Tecnol Board considered a number of factors, including, together with the matters discussed in "THE MERGER -- Background of the Merger," the following: (i) information relating to the business, assets, operations, management, competitive position and prospects of Tecnol; (ii) the financial condition, cash flows and results of operations of Tecnol and Kimberly-Clark, both on a historical and a prospective basis; (iii) historical market prices and trading information with respect to Tecnol Common Stock and Kimberly-Clark Common Stock, including the market price of Tecnol Common Stock immediately prior to the solicitation process undertaken by Goldman Sachs; (iv) the potential efficiencies, cost savings and other synergies expected to be realized as a result of the combination of Tecnol's and Kimberly-Clark's operations; (v) the fact that after contacting other logical strategic buyers for Tecnol and seeking to conduct an auction among those strategic buyers for Tecnol, Kimberly-Clark was the only entity to submit a proposal to engage in a business combination with Tecnol; (vi) the prospects for liquidity, stability and dividends from the ownership of Kimberly-Clark Common Stock as compared to the ownership of Tecnol Common Stock; (vii) the financial and strategic analyses and presentations of Goldman Sachs as well as the opinion of Goldman Sachs, dated September 4, 1997, to the effect that, as of such date, based upon and subject to the various considerations set forth in such opinion, the Conversion Number pursuant to the Merger Agreement is fair to the holders of Tecnol Common Stock (see Opinion of Goldman Sachs, attached as Annex IV hereto and incorporated herein by reference, which opinion is substantially similar to the written opinion of Goldman Sachs dated September 4, 1997); (viii) expectations that the Merger will be a tax-free transaction to Tecnol stockholders; (ix) expectations that the Merger will provide Tecnol with access to Kimberly-Clark's greater strength and potential in the area of technology and product development; and (x) the terms of the Merger Agreement, including Tecnol's right to terminate the Merger Agreement if the Tecnol Board determines in good faith, after receiving advice of its counsel, that a Takeover Proposal constitutes a Superior Proposal, and that such termination is in the best interests of Tecnol and its stockholders.

     In view of the wide variety of factors considered in connection with its evaluation of the Merger, the Tecnol Board did not find it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Tecnol Board may have given different weights to different factors.

      THE TECNOL BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF TECNOL
         VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

OPINION OF TECNOL'S FINANCIAL ADVISOR

     Goldman Sachs. On September 4, 1997, Goldman Sachs, financial advisor to Tecnol in connection with the Merger, delivered its oral opinion, later confirmed in writing, to the Tecnol Board to the effect that, as of such date, the Conversion Number (which is referred to in Goldman Sach's written opinion as the "Exchange Ratio") pursuant to the Merger Agreement is fair to the holders of Tecnol Common Stock. As of the date of this Proxy Statement/Prospectus, Goldman Sachs delivered its written opinion to the Tecnol Board that, as of the date of this Proxy Statement/Prospectus, the Conversion Number pursuant to the Merger Agreement is fair to the holders of Tecnol Common Stock. The written opinion of Goldman Sachs dated September 4, 1997 is substantially similar to the written opinion of Goldman Sachs dated as of the date of this Proxy Statement/Prospectus.

     THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS DATED AS OF THE DATE OF THIS PROXY STATEMENT/ PROSPECTUS WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH SUCH OPINION, IS ATTACHED HERETO AS ANNEX IV AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF TECNOL COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY.

     In connection with the opinion attached hereto as Annex IV, Goldman Sachs reviewed, among other things, the Merger Agreement; the Company Option Agreement; each of the Company Stockholder Agreements; the Registration Statement, including the Proxy Statement/Prospectus relating to the Tecnol Special Meeting to be held in connection with the Merger Agreement; Annual Reports to Stockholders and

Annual Reports on Form 10-K of Tecnol for the five fiscal years ended November 30, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from Tecnol to its stockholders; and certain internal financial analyses and forecasts for Tecnol prepared by its management. With respect to Kimberly-Clark, Goldman Sachs reviewed Annual Reports to Stockholders and Annual Reports on Form 10-K of Kimberly-Clark for the five years ended December 31, 1996 and certain interim reports to stockholders and Quarterly Reports on Form 10-Q. Goldman Sachs also held discussions with members of the senior managements of Tecnol and Kimberly-Clark regarding the Merger and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for Tecnol Common Stock and Kimberly-Clark Common Stock, compared certain financial and stock market information for Tecnol and Kimberly-Clark with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the medical devices industry specifically, and in other industries generally, and performed such other studies and analyses as it considered appropriate.

     Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. With respect to the financial projections for Tecnol prepared by its management, Tecnol informed Goldman Sachs of its point of view regarding the risks and uncertainties inherent in achieving management's projections. Kimberly-Clark did not make available to Goldman Sachs its projections of expected future performance. Accordingly, review by Goldman Sachs with respect to such information was limited to discussions with management of Kimberly-Clark of research analysts' estimates for 1997 and 1998 and the expected growth in earnings per share through 2000. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of Tecnol or Kimberly-Clark or any of their respective subsidiaries, and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs' opinion does not constitute a recommendation as to how any holder of Tecnol Common Stock should vote with respect to the Merger.

     The following is a summary of certain of the financial analyses used by Goldman Sachs in connection with providing its oral opinion to the Tecnol Board on September 4, 1997. Goldman Sachs utilized substantially the same financial analyses in connection with providing the written opinion dated as of the date of this Proxy Statement/Prospectus attached hereto as Annex IV.

     Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for Tecnol Common Stock. Goldman Sachs also compared the historical trading prices of Tecnol Common Stock to the Standard & Poor's ("S&P") 400 Industrials Index, S&P 500 Index, S&P 600 Small Cap Index and a composite index (the "Composite Index") comprised of the following nine publicly traded corporations in the medical products sector: Ballard Medical Products, Biomet Inc., Conmed Corp., Maxxim Medical Inc., Respironics Inc., Steris Corp., Stryker Corp., Utah Medical Products, Inc. and Vital Signs Inc. (the "Tecnol Selected Companies"). Such analysis indicated that, based on $47.75 (the closing price of Kimberly-Clark Common Stock on September 2, 1997), the consideration to be paid per share of Tecnol Common Stock pursuant to the Merger Agreement represented: (i) a premium of 24.1% to a price of $16.16 per share of Tecnol Common Stock (which price represents the six-month average closing prices of Tecnol Common Stock from September 30, 1996 to March 31, 1997 -- the date Goldman Sachs initiated calls to potential buyers of Tecnol); (ii) a premium of 12.5% to a price of $17.82 per share of Tecnol Common Stock (which price represents the one-year average closing prices of Tecnol Common Stock from April 1, 1996 to March 31, 1997); (iii) a discount of 7.0% to a price (the "September 2 Closing Price") of $21.63 per share of Tecnol Common Stock (which price represents the actual closing price of Tecnol Common Stock on September 2,
1997); and (iv) a premium of 13.1% to a price (the "Extrapolated Price") of $17.73 per share of Tecnol Common Stock (which price represents the closing price of Tecnol Common Stock on February 28, 1997 (one month prior to initiating contact with potential purchasers), increased by 20% -- the average of increases in the S&P 500 Index, the S&P 600 Small Cap Index and the mean increase in the Composite Index from February 28, 1997 to September 2, 1997). Goldman Sachs also reviewed the historical trading prices and volumes for Kimberly-Clark Common Stock and compared the trading prices of Kimberly-Clark Common

Stock to the S&P 500 Index and a composite index comprised of three companies:
Procter & Gamble Co., Clorox Co. and Colgate-Palmolive Co. (the "Kimberly-Clark Selected Companies").

     Conversion Number Analysis. Goldman Sachs calculated the consideration to be received by the holders of Tecnol Common Stock pursuant to the Merger in relation to the historical daily exchange ratios between Tecnol Common Stock and Kimberly-Clark Common Stock. Such analysis indicated that the average daily exchange ratios for the three-month period from June 2, 1997 to September 2, 1997, six-month period from March 3, 1997 to September 2, 1997, one-year period from September 2, 1996 to September 2, 1997 and the period from September 10, 1996 to March 31, 1997 (September 10, 1996 being the date when Tecnol announced that certain charges would be incurred by Tecnol in the third quarter of 1996, and March 31, 1997 being the date that contact was first initiated with potential purchasers) were 0.425, 0.376, 0.342 and 0.300, respectively, as compared to the Conversion Number pursuant to the Merger Agreement of 0.420. In addition, from September 10, 1996 to March 31, 1997, Goldman Sachs calculated that the daily exchange ratio ranged from a low of 0.250 on November 5, 1996 to a high of 0.350 on September 12, 1996.

     Selected Companies Analysis. Goldman Sachs calculated certain ratios and multiples of Tecnol to the corresponding data of the Tecnol Selected Companies. Goldman Sachs divided the Tecnol Selected Companies into two categories. The first category comprised of Respironics Inc., Steris Corp., Stryker Corp. and Vital Signs Inc., which are companies with five-year earning per share growth rates estimated by the Institutional Broker Estimate System ("IBES") to be 20% or higher, were categorized as "High Growth Companies," while the second category comprised of Ballard Medical Products, Biomet Inc., Conmed Corp., Maxxim Medical Inc. and Utah Medical Products, Inc., which are companies with five-year earnings per share growth rates estimated by IBES to be less than 20%, were categorized as "Growth Companies." The multiples and ratios for Tecnol and the Tecnol Selected Companies were calculated using the closing price of their respective common shares on September 2, 1997 and publicly available information and research. The September 2 Closing Price, as well as the extrapolated price on such date, were used as a basis of comparison. Goldman Sachs considered the levered market capitalization (i.e., market value of common equity plus estimated value of debt and preferred stock less cash) as a multiple of latest twelve months ("LTM") sales and as a multiple of LTM earnings before interest and taxes ("EBIT"). Goldman Sachs' analyses of the Growth Companies indicated multiples of levered market capitalization to LTM sales, which ranged from a low of 0.8x to a high of 5.6x (and a mean of 3.0x and a median of 2.5x), and to LTM EBIT, which ranged from a low of 8.8x to a high of 16.8x (and a mean of 12.5x and a median of 11.3x). Goldman Sachs' analyses of the High Growth Companies indicated multiples of levered market capitalization to LTM sales, which ranged from a low of 2.2x to a high of 4.1x (and a mean of 2.9x and a median of 2.6x), and to LTM EBIT, which ranged from a low of 9.9x to a high of 26.7x (and a mean of 16.9x and a median of 15.5x). The Tecnol Selected Companies (taken as a whole) indicated multiples of levered market capitalization to LTM sales, which ranged from a low of 0.8x to a high of 5.6x (and a mean of 2.9x and a median of 2.7x), and to LTM EBIT, which ranged from a low of 8.8x to a high of 26.7x (and a mean of 14.6x and a median of 14.8x). Tecnol indicated multiples of levered market capitalization to LTM sales and LTM EBIT of 2.9x and 15.7x, respectively, based on the September 2 Closing Price, and 2.4x and 12.8x, respectively, based on the Extrapolated Price.

     Goldman Sachs also calculated the ratios of price to earnings for the LTM and estimated calendar years 1997 and 1998 ("PE ratios") based on IBES estimates, which (i) for the Growth Companies ranged from a low of 12.4x to a high of 23.3x (and a mean of 18.5x and a median of 17.5x) for LTM PE ratios, ranged from a low of 15.9x to a high of 21.4x (and a mean of 18.4x and a median of 17.6x) for 1997 PE ratios, and ranged from a low of 13.0x to a high of 17.8x (and a mean of 15.1x and a median of 13.6x) for 1998 PE ratios, (ii) for the High Growth Companies ranged from a low of 13.4x to a high of 36.0x (and a mean of 24.7x and a median of 24.7x) for the LTM PE ratios, ranged from a low of 14.3x to a high of 31.3x (and a mean of 22.4x and a median of 21.9x) for the 1997 PE ratios, and ranged from a low of 10.7x to a high of 26.2x (and a mean of 17.9x and a median of 17.4x) for the 1998 PE ratios, (iii) for the Tecnol Selected Companies (taken as a whole) ranged from a low of 12.4x to a high of 36.0x (and a mean of 21.4x and a median of 22.4x) for the LTM PE ratios, ranged from a low of 14.3x to a high of 31.3x (and a mean of 20.2x and a median of 20.2x) for the 1997 PE ratios, and ranged from a low of 10.7x to a high of 26.2x (and a mean of 16.4x and a median of

16.7x) for the 1998 PE ratios, and (iv) for Tecnol was 22.3x for the LTM PE ratio, 19.9x for the 1997 PE ratio and 17.1x for the 1998 PE ratio based on the September 2 Closing Price, and 18.3x for the LTM PE ratio, 16.3x for the 1997 PE ratio and 14.0x for the 1998 PE ratio based on the Extrapolated Price.

     Goldman Sachs calculated LTM operating margins and LTM net margins which:
(i) for the Growth Companies ranged from a low of 7.4% to a high of 33.4% (and a mean of 22.8% and a median of 27.5%) for LTM operating margins, and ranged from a low of 1.9% to a high of 24.4% (and a mean of 15.4% and a median of 18.3%) for LTM net margins; (ii) for the High Growth Companies ranged from a low of 14.2% to a high of 24.0% (and a mean of 17.9% and a median of 16.8%) for LTM operating margins, and ranged from a low of 8.7% to a high of 16.9% (and a mean of 12.1% and a median of 11.3%) for LTM net margins; (iii) for the Tecnol Selected Companies (taken as a whole) ranged from a low of 7.4% to a high of 33.4% (and a mean of 20.4% and a median of 18.4) for LTM operating margins, and ranged from a low of 1.9% to a high of 24.4% (and a mean of 13.7% and a median of 11.8%) for LTM net margins; and (iv) for Tecnol was 18.4% for the LTM operating margins and 11.6% for the LTM net margins.

     Goldman Sachs also calculated the five-year estimated earnings per share ("EPS") growth rate (based on IBES estimates) and the ratio of estimated calendar year 1998 PE ratios to such five-year estimated EPS growth rate, which:
(i) for the Growth Companies ranged from a low of 9.0% to a high of 18.0% (and a mean of 13.8% and a median of 15.0%) for the five-year estimated EPS growth rate and ranged from a low of 0.7x to a high of 1.5x (and a mean of 1.2x and a median of 1.2x) for such ratio; (ii) for the High Growth Companies ranged from a low of 19.5% to a high of 23.0% (and a mean of 20.6% and a median of 20.0%) for the five-year estimated EPS growth rate and ranged from a low of 0.5x to a high of 1.3x (and a mean of 0.9x and a median of 0.8x) for such ratio; (iii) for the Tecnol Selected Companies (taken as a whole) ranged from a low of 9.0% to a high of 23.0% (and a mean of 17.0% and a median of 18.5%) for the five-year estimated EPS growth rate and ranged from a low of 0.5x to a high of 1.5x (and a mean of 1.0x and a median of 0.9x) for such ratio; and (iv) for Tecnol was 19.0% for the five-year estimated EPS growth rate and 0.9x for such ratio, based on the September 2 Closing Price and 19.0% for the five-year estimated EPS growth rate and 0.7x for such ratio, based on the Extrapolated Price. IBES is a data service which monitors and publishes a compilation of earnings estimates produced by selected research analysts of companies of interest to investors.

     Selected Acquisitions Analysis. Goldman Sachs analyzed certain information relating to selected acquisitions in the medical device industry since 1988 in which the aggregate consideration paid was greater than $150 million (the "Selected Acquisitions"). Such analysis indicated that for the Selected Acquisitions most relevant to Tecnol: (i) levered aggregate consideration as a multiple of LTM sales ranged from 1.0x to 3.2x, as compared to 2.7x for the levered aggregate consideration to be received in the Merger; (ii) consideration as a multiple of LTM EBIT ranged from 7.2x to 101.9x, as compared to 14.0x for the levered aggregate consideration to be received in the Merger; (iii) consideration as a multiple of LTM net income ranged from 12.9x to 55.7x, as compared to 23.6x for the equity consideration to be received in the Merger; and
(iv) the percentage premium paid based on the stock prices of the companies involved four weeks prior to announcement of the acquisition (as provided by Securities Data Corporation) ranged from 15.7% to 78.0%, as compared to the premium paid in the Merger of 13.1% to the Extrapolated Price or a discount of 7.0% to the September 2 Closing Price.

     Discounted Cash Flow Analysis. Goldman Sachs prepared a discounted cash flow analysis for the fiscal years 1997 through 2001 based on operating and financial assumptions, forecasts and other information prepared by management of Tecnol in connection with the solicitation process using alternative assumptions provided by management regarding revenue growth and EBIT margins, taking into account potential risks of the business, and assuming a range of discount rates and terminal values. Goldman Sachs calculated a net present value of free cash flows for the fiscal years 1997 through 2001 using discount rates ranging from 12% to 18%. Goldman Sachs calculated terminal values in fiscal year 2001 based on multiples ranging from 10x to 15x EBIT. Utilizing this analysis, the implied value per share of Tecnol Common Stock (which is the present value of the free cash flows plus the present value of the terminal value, less net debt, divided by the number of outstanding shares of Tecnol Common Stock) ranged from a low of $16.14 to a high of $28.95. Goldman Sachs also performed sensitivity analysis on management's projections prepared in connection with the solicitation process, using alternative assumptions provided by management regarding revenue growth and

EBIT margins, taking into account potential risks of the business. The revenue sensitivity analysis calculated the implied per share value of Tecnol Common Stock for compound annual revenue growth of 9%, 11%, 14% and 15% for fiscal years 1998 to 2001. Utilizing the revenue sensitivity analysis, the implied equity value per share of Tecnol Common Stock ranged from a low of $6.29 to a high of $40.88. The EBIT margin sensitivity analysis calculated the implied per share value of Tecnol Common Stock for constant EBIT margins of 17%, 19%, 21% and 23% for fiscal years 1997 to 2001. Using the EBIT margin sensitivity analysis, the implied value per share of Tecnol Common Stock ranged from a low of $11.91 to a high of $32.47.

     Pro Forma Merger Analysis. Goldman Sachs prepared pro forma analyses of the financial impact of the Merger. Using IBES earnings estimates for Tecnol and for Kimberly-Clark for the calendar years 1997, 1998 and 1999, Goldman Sachs compared the EPS of Kimberly-Clark Common Stock, on a stand alone basis, to the EPS of the common stock of the combined companies on a pro forma basis. Goldman Sachs performed this analysis based on an aggregate merger consideration of $401 million in the Merger, and assuming: (i) a price for Kimberly-Clark Common Stock of $47.75 per share (the closing price on September 2, 1997); (ii) a Conversion Number of 0.42; (iii) 20 million shares of Tecnol Common Stock outstanding and 557 million shares of Kimberly-Clark Common Stock outstanding; and (iv) no assumed cost savings or synergies. Based on such analyses, the proposed transaction would have negligible effect on EPS in fiscal year 1998 and would be slightly dilutive to Kimberly-Clark stockholders in fiscal year 1999 in the amount of 0.1%. Based on the above assumptions, the analysis also showed that the pretax synergies required for Kimberly-Clark to break even on an earnings basis in fiscal year 1999 would be $1.5 million.

     Analysis at Various Prices. Goldman Sachs calculated alternative values for the leveraged aggregate consideration and various financial multiples based upon five stock prices for Kimberly-Clark Common Stock ranging from $45.00 to $65.00 per share of Tecnol Common Stock to show the impact of changes in Kimberly-Clark's stock price on the aggregate consideration. Those calculations resulted in levered aggregate consideration values ranging from $378.2 million to $546.3 million for Tecnol. Goldman Sachs also calculated the levered aggregate consideration as a multiple of Tecnol's sales and EBIT and the aggregate consideration as a multiple of net income for fiscal year 1996, LTM and estimated fiscal years 1997 and 1998. Goldman Sachs' analyses indicated: (i) levered aggregate consideration multiples of sales for 1996 that ranged from 2.6x to 3.8x, for LTM that ranged from 2.5x to 3.6x, for estimated 1997 that ranged from 2.3x to 3.4x, and for estimated 1998 that ranged from 2.1x to 3.0x;
(ii) levered aggregate consideration multiples of EBIT for 1996 that ranged from 14.0x to 20.2x, for LTM that ranged from 13.2x to 19.0x, for estimated 1997 that ranged from 10.6x to 15.3x, and for estimated 1998 that ranged from 9.2x to 13.3x; and (iii) aggregate consideration multiples of net income for 1996 that ranged from 23.6x to 34.1x, for LTM that ranged from 22.2x to 32.1x, for estimated 1997 that ranged from 17.8x to 25.6x, and for estimated 1998 that ranged from 15.2x to 22.0x.

     Leveraged Buyout Analysis. Goldman Sachs calculated the returns, leverage ratios and coverage ratios associated with a leveraged buyout of Tecnol based on management's projections and various assumptions including a $15.50 per share consideration.

     Contribution Analysis. Goldman Sachs analyzed and compared the respective contribution of sales, EBIT and net income of Tecnol and Kimberly-Clark to the combined entity resulting from the Merger based, in the case of Tecnol, on a Wall Street research report dated March 20, 1997, and, in the case of Kimberly-Clark, on a Goldman Sachs research report dated June 3, 1997. The analysis indicated that the stockholders of Tecnol would receive 1.5% of the outstanding common equity of the combined companies after the Merger (based on the Conversion Number). Goldman Sachs also calculated the relative income statement contribution of Tecnol and Kimberly-Clark to the combined companies on a pro forma basis before taking into account any of the possible benefits that may be realized following the Merger. This analysis indicated that Tecnol would have contributed 1.1%, 1.2% and 1.4% to combined sales, 1.3%, 1.6% and 1.6% to combined EBIT, and 1.2%, 1.4% and 1.4% to combined net income, in calendar year 1996 and estimated calendar years 1997 and 1998, respectively.

     Other Analysis. Goldman Sachs calculated the present value of potential future public market trading values of Tecnol Common Stock based on 1999 EPS forecasts of $1.30 per share (projections prepared based on information provided by management) and $1.40 per share (IBES estimates) applying price to earnings multiples ranging from 16x to 22x and expected equity returns ranging from 12% to 18%. This analysis generated per share present values of potential future trading values ranging from $14.33 to $22.16 per share based on management's 1999 EPS forecasts of $1.30 per share, and $15.44 to $23.87 per share based on the IBES 1999 EPS forecasts of $1.40.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the opinion of Goldman Sachs. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not assign relative weights to any of the analyses. No company or transaction used in the above analyses as a comparison is identical to Tecnol, Kimberly-Clark or the Merger. The analyses were prepared solely for purposes of Goldman Sachs providing its opinion to the Tecnol Board as to the fairness of the Conversion Number to be received by the holders of Tecnol Common Stock pursuant to the Merger Agreement and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors and events beyond the control of the parties or their respective advisors, none of Tecnol, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

     As described above, the opinion of Goldman Sachs to the Tecnol Board was one of many factors taken into consideration by the Tecnol Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs and is qualified in its entirety by reference to the full text of the written opinion of Goldman Sachs dated as of the date of this Proxy Statement/Prospectus set forth in Annex IV hereto (which opinion is substantially similar to the written opinion of Goldman Sachs dated September 4, 1997). Goldman Sachs' opinion does not constitute a recommendation as to how any holder of Tecnol Common Stock should vote with respect to the Merger.

     Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Tecnol selected Goldman Sachs as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. Goldman Sachs is familiar with Tecnol having provided certain investment banking services to Tecnol from time to time, including having acted as managing underwriter of Tecnol's initial public offering of shares in September 1991 and having acted as financial advisor to Tecnol in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement. Goldman Sachs also has provided certain investment banking services to Kimberly-Clark from time to time, and may provide investment banking services to Kimberly-Clark and its subsidiaries in the future.

     Goldman Sachs provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or options on securities of Tecnol and/or Kimberly-Clark for its own account and for the account of customers. As of November 10, 1997, Goldman Sachs, for its own account, had a long position of 203,922 shares of Kimberly-Clark Common Stock and a short position of 89,006 shares of Kimberly-Clark Common Stock.

     Pursuant to a letter agreement dated June 30, 1995, as amended on February 21, 1997 (the "Goldman Sachs Engagement Letter"), Tecnol engaged Goldman Sachs to act as its financial advisor to assist it in connection with the possible sale of all or a portion of Tecnol. Pursuant to the terms of the Goldman Sachs Engagement Letter, Tecnol has agreed to pay Goldman Sachs upon consummation of the Merger a transaction fee of 0.90% of the total consideration paid for Tecnol's equity securities in the Merger (including amounts paid to holders of options, warrants and convertible securities). Tecnol has also agreed in the Goldman Sachs Engagement Letter to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

CERTAIN LITIGATION

     On September 5, 1997, a complaint was filed by Leonard Salmanson (the "Salmanson Complaint") on behalf of a putative class of the public stockholders of Tecnol in the Court of Chancery of the State of Delaware in and for Newcastle County (Case No. 15909NC) against Tecnol, the members of the Tecnol Board and Kimberly-Clark. The Salmanson Complaint alleges, among other things, that the terms of the Merger are inherently unfair to Tecnol stockholders because the price being paid to them is unfairly low and the process by which the transaction was determined was unfair, the members of the Tecnol Board breached their duties of due care and loyalty to Tecnol stockholders in agreeing to the Merger, and Kimberly-Clark aided and abetted in such alleged breaches. The Salmanson Complaint seeks, among other things, to enjoin the Merger and to recover unspecified damages.

     On September 5, 1997, a complaint was filed by Harbor Finance Partners and Gachot & Gachot, Inc. (the "Harbor Finance Complaint") on behalf of a putative class of the public stockholders of Tecnol in the Court of Chancery in the State of Delaware in and for Newcastle County (Case No. 15908NC) against Tecnol and the members of the Tecnol Board. The Harbor Finance Complaint alleges, among other things, that the terms of the Merger are intrinsically unfair and inadequate because the value of Tecnol stock is in excess of the amount offered for such stock in the Merger and the price was not accurately ascertained through open bidding or a market check mechanism, and that the members of the Tecnol Board breached their fiduciary duties to Tecnol stockholders in agreeing to the Merger. The Harbor Finance Complaint seeks, among other things, to enjoin the Merger and to recover unspecified damages.

     Tecnol believes that the claims asserted in the Salmanson Complaint and the Harbor Finance Complaint are without merit and intends to vigorously defend against such actions. Kimberly-Clark believes that the claims asserted in the Salmanson Complaint are without merit and intends to vigorously defend against the action.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     It is a condition to the consummation of the Merger that Tecnol receive an opinion from its counsel, Carrington, Coleman, Sloman & Blumenthal, L.L.P., and that Kimberly-Clark receive an opinion from its counsel, Sidley & Austin, substantially to the effect that for federal income tax purposes: (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and Tecnol, Sub and Kimberly-Clark will each be a party to such reorganization within the meaning of Section 368(b) of the Code; (ii) no gain or loss will be recognized by Kimberly-Clark or Tecnol as a result of the Merger;
(iii) no gain or loss will be recognized by the stockholders of Tecnol upon the exchange of their Tecnol Common Stock solely for shares of Kimberly-Clark Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of Kimberly-Clark Common Stock; (iv) the aggregate tax basis of the shares of Kimberly-Clark Common Stock received by a stockholder solely in exchange for Tecnol Common Stock pursuant to the Merger (including fractional shares of Kimberly-Clark Common Stock for which cash is received) will be the same as the aggregate tax basis of the Tecnol Common Stock exchanged therefor; (v) the holding period for shares of Kimberly-Clark Common Stock received by a stockholder in exchange for Tecnol Common Stock pursuant to the Merger will include the holding period that such Tecnol Common Stock was held by the stockholder, provided such Tecnol Common Stock was held as a capital asset by such stockholder at the Effective Time; and (vi) a stockholder of Tecnol who receives cash in lieu of a fractional share of Kimberly-Clark Common Stock will recognize gain or loss equal to the difference, if any, between such stockholder's tax basis in such fractional share and the amount of cash received. Each such opinion will be based on current law and various other assumptions. Such opinions may not be applicable to stockholders of Tecnol who, for federal income tax purposes, are nonresident alien individuals, foreign corporations, foreign partnerships, foreign trusts or foreign estates, or who acquired their Tecnol Common Stock pursuant to the exercise of employee stock options or otherwise as compensation.

     In rendering such opinions, Carrington, Coleman, Sloman & Blumenthal, L.L.P., and Sidley & Austin will rely upon representations contained in certificates of Kimberly-Clark, Tecnol and others, including certain significant stockholders of Tecnol.

     Stock Options. Executive officers and directors of Tecnol, as well as other current employees (and one former employee) of Tecnol holding options to purchase Tecnol Common Stock, will be permitted to exercise such options ("Tecnol Options") whether vested or unvested, prior to the Effective Time. Any Tecnol Options not exercised prior to the Effective Time will be canceled at the Effective Time. Holders of canceled Tecnol Options will receive a cash payment following cancellation of such options that are not exercised prior to the Effective Time. See "INTERESTS OF CERTAIN PERSONS IN THE MERGER" and "TERMS OF THE MERGER AGREEMENT -- Tecnol Stock Options." The holder of a nonqualified stock option who exercises such option prior to the Effective Time will generally recognize ordinary compensation income upon exercise of such option equal to the excess, if any, of the fair market value, determined on the date of exercise, of the shares purchased over their exercise price, and Tecnol will be entitled to a corresponding deduction. An option holder will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option and Tecnol will not be allowed a deduction with respect to such exercise at such time. If the shares acquired by exercise of an incentive stock option (or the shares of Kimberly-Clark Common Stock exchanged for such shares pursuant to the Merger) are held for the longer of two years from the date the option was granted or one year from the date it was exercised, any gain or loss arising from a subsequent disposition of such shares will be taxed as capital gain or loss, and Tecnol will not be entitled to any deduction. If, however, such shares are disposed of within the above-described period, then in the year of such disposition the option holder will recognize compensation taxable as ordinary income equal to the excess of the lesser of: (i) the amount realized upon such disposition; or (ii) the fair market value of such shares on the date of exercise, over the exercise price, and Tecnol will be entitled to a corresponding deduction. Any amount realized on such a disposition in excess of the fair market value of such shares on the date of exercise will be taxed to the option holder as a capital gain. Any cash received by an option holder following cancellation of a Tecnol Option to purchase Tecnol Common Stock that is not exercised prior to the Effective Time generally will be taxable to such option holder as ordinary compensation income upon the receipt of such cash payment, and Tecnol will be entitled to a corresponding deduction. Any compensation taxable as ordinary income as described above will be subject to tax at the option holder's ordinary income tax rate. Any compensation taxable as ordinary income as described above upon the exercise of a nonqualified stock option, or following the cancellation of any Tecnol Option, will be subject to the hospital portion of the tax under the Federal Insurance Contributions Act (i.e., FICA tax) or, for nonemployee directors, the Self-Employment Contributions Act (i.e., SECA tax); and (iii) depending on an option holder's individual circumstances, subject in whole or in part to the old-age, survivors and disability portion of the FICA tax or, for nonemployee directors, the SECA tax. The FICA tax described in the preceding sentence will be paid one-half by Tecnol and one-half by the option holder, and the SECA tax will be paid by the option holder. HOLDERS OF TECNOL COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS.

     THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION AND IS BASED ON CURRENT LAW. IN ADDITION, THE DISCUSSION DOES NOT ADDRESS ALL OF THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR TAXPAYERS IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES OR TO TAXPAYERS SUBJECT TO SPECIAL TREATMENT UNDER THE CODE (FOR EXAMPLE, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, DEALERS IN SECURITIES, TAX-EXEMPT ORGANIZATIONS, FOREIGN CORPORATIONS, FOREIGN PARTNERSHIPS OR OTHER FOREIGN ENTITIES AND INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES). EACH STOCKHOLDER OF TECNOL SHOULD CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

     NO INFORMATION IS PROVIDED HEREIN WITH RESPECT TO THE TAX CONSEQUENCES, IF ANY, OF THE MERGER UNDER APPLICABLE FOREIGN, STATE, LOCAL AND

OTHER TAX LAWS. THE FOREGOING DISCUSSION IS BASED UPON THE PROVISIONS OF THE CODE, APPLICABLE TREASURY REGULATIONS THEREUNDER, INTERNAL REVENUE SERVICE RULINGS AND JUDICIAL DECISIONS, AS IN EFFECT AS OF THE DATE HEREOF. THERE CAN BE NO ASSURANCE THAT FUTURE LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL CHANGES OR INTERPRETATIONS WILL NOT AFFECT THE ACCURACY OF THE STATEMENTS OR CONCLUSIONS SET FORTH HEREIN. ANY SUCH CHANGE COULD APPLY RETROACTIVELY AND COULD AFFECT THE ACCURACY OF SUCH DISCUSSION. NO RULINGS HAVE OR WILL BE SOUGHT FROM THE INTERNAL REVENUE SERVICE CONCERNING THE TAX CONSEQUENCES OF THE MERGER.

ANTICIPATED ACCOUNTING TREATMENT

     The Merger will be accounted for as a "purchase" for accounting and financial reporting purposes in accordance with APB 16. For purposes of preparing Kimberly-Clark's consolidated financial statements, Kimberly-Clark will establish a new accounting basis for Tecnol's assets and liabilities based upon the fair values thereof and Kimberly-Clark's purchase price, including the direct costs of the acquisition. A final determination of required purchase accounting adjustments and of the fair value of the assets and liabilities of Tecnol has not yet been made. After the Merger, Kimberly-Clark will undertake a study to determine the fair value of Tecnol's assets and liabilities and will make appropriate purchase accounting adjustments upon completion of such study. For financial reporting purposes, Kimberly-Clark will consolidate the results of Tecnol's operations with those of Kimberly-Clark's operations, beginning with the consummation of the Merger, but Kimberly-Clark's financial statements for prior periods will not be restated as a result of the Merger.

GOVERNMENTAL AND REGULATORY APPROVALS

     Filings with, notifications to and authorizations and approvals of various governmental agencies, both domestic and foreign, with respect to the transactions contemplated by the Merger Agreement, relating primarily to antitrust and securities law issues, must be made and received prior to the consummation of the Merger.

     The consummation of the Merger is conditioned upon the expiration or termination of the applicable waiting period under the HSR Act. Under the HSR Act and the regulations promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the applicable waiting period has expired or been terminated. On November 5, 1997, Kimberly-Clark and Tecnol were granted early termination of the applicable waiting period required by the HSR Act.

     At any time before or after the Effective Time, notwithstanding that the waiting period under the HSR Act has been terminated, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking divestiture of assets of Kimberly-Clark or Tecnol. Similarly, at any time before or after the Effective Time, and notwithstanding that the waiting period under the HSR Act has been terminated, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest.

     The respective obligations of Kimberly-Clark and Tecnol to consummate the Merger are subject to the condition that no court or other Governmental Entity having jurisdiction over Kimberly-Clark or Tecnol, or any of their respective Subsidiaries, shall have entered any injunction or other order (whether temporary, preliminary or permanent) which is then in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or any of the transactions contemplated by the Merger Agreement. See "TERMS OF THE MERGER AGREEMENT -- Conditions Precedent to the Merger."

PERCENTAGE OWNERSHIP INTEREST OF TECNOL STOCKHOLDERS AFTER THE MERGER

     Based on the number of shares of Kimberly-Clark Common Stock outstanding on the Record Date and assuming the delivery of approximately 8.9 million shares of Kimberly-Clark Common Stock in connection with the Merger, upon consummation of the Merger there will be approximately 556.3 million shares of Kimberly-Clark Common Stock outstanding at the Effective Time, of which the stockholders of Tecnol will own approximately 1.6%.

ABSENCE OF APPRAISAL RIGHTS

     Under the DGCL, the stockholders of Tecnol are not entitled to appraisal rights with respect to the approval and adoption of the Merger Agreement.

RESALES OF KIMBERLY-CLARK COMMON STOCK

     All shares of Kimberly-Clark Common Stock delivered in the Merger will be freely transferable, except that shares received by any person who may be deemed to be an "affiliate" (as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act, including, without limitation, directors and certain executive officers) of Tecnol for purposes of such Rule 145 may not be resold except in transactions permitted by such Rule 145 or as otherwise permitted under the Securities Act.

     Tecnol has agreed to deliver to Kimberly-Clark a list identifying each person who is, in the opinion of Tecnol, at the time of the Tecnol Special Meeting, an "affiliate" (as that term is used in the preceding paragraph) of Tecnol and to exercise its best efforts to cause each person so identified to deliver to Kimberly-Clark on or prior to the date of the Tecnol Special Meeting a written agreement, in the form attached to the Merger Agreement as an exhibit thereto, providing that such person will not sell, pledge, transfer or otherwise dispose of, any Tecnol Common Stock or any shares of Kimberly-Clark Common Stock delivered to such person in connection with the Merger, except pursuant to an effective registration statement or in compliance with such Rule 145 or another exemption from the registration requirements of the Securities Act.

                         TERMS OF THE MERGER AGREEMENT

CONVERSION OF SHARES IN THE MERGER

     At the Effective Time: (i) each issued and outstanding share of common stock of Sub will be converted into one share of Common Stock of the Surviving Corporation; (ii) all shares of Tecnol Common Stock that are held in the treasury of Tecnol or by any wholly owned subsidiary of Tecnol and any shares of Tecnol Common Stock owned by Kimberly-Clark or by any wholly owned subsidiary of Kimberly-Clark will be canceled without payment of any consideration in exchange therefor; and (iii) each share of Tecnol Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled as described in subparagraph (ii) above) will be converted into 0.42 of a share of Kimberly-Clark Common Stock, including the corresponding percentage of a Kimberly-Clark Right, provided cash will be paid in lieu of any fractional share of Kimberly-Clark Common Stock. See " -- No Fractional Shares."

     All shares of Tecnol Common Stock converted as provided in subparagraph
(iii) of the preceding paragraph will no longer be outstanding and will automatically be canceled and retired; and each holder of a certificate (a "Tecnol Certificate") representing immediately prior to the Effective Time any such Tecnol Common Stock will cease to have any rights with respect thereto, except the right to receive, as hereinafter described: (i) certificates representing the number of whole shares of Kimberly-Clark Common Stock into which such Tecnol Common Stock has been converted; (ii) certain dividends and other distributions; and (iii) cash, without interest, in lieu of any fractional share of Kimberly-Clark Common Stock. See " -- Exchange Agent; Procedures for Exchange of Certificates."

     All references in this Proxy Statement/Prospectus to shares of Kimberly-Clark Common Stock to be received pursuant to the Merger in accordance with the Merger Agreement will be deemed, from and after the Effective Time, to include the associated Kimberly-Clark Rights.

FIXED EXCHANGE RATIO

     The Conversion Number is expressed in the Merger Agreement as a fixed ratio. Accordingly, the Conversion Number will not be adjusted in the event of any increase or decrease in the price of either Kimberly-Clark Common Stock or Tecnol Common Stock. As of September 3, 1997, the last trading day prior to the public announcement of the execution of the Merger Agreement, the last reported sale price of Kimberly-Clark Stock as reported on the NYSE Composite Transactions Tape was $47.63 per share and the last reported bid price of Tecnol Common Stock as reported by Nasdaq was $22.00 per share. As of November 11, 1997, the last trading day prior to the date of this Proxy Statement/Prospectus, the last reported sale price and the last reported bid price were $50.69 and $21.00, respectively. The price of Kimberly-Clark Common Stock at the Effective Time may vary from its price at the date of this Proxy Statement/Prospectus and at the date of the Tecnol Special Meeting. Such variations may be the result of the changes in the business, operations or prospects of Kimberly-Clark market assessments of the likelihood that the Merger will be consummated and the timing thereof, regulatory considerations, general market and economic conditions and other factors. Because the Effective Time may occur at a date later than the Tecnol Special Meeting, there can be no assurance that the price of Kimberly-Clark Common Stock on the date of the Tecnol Special Meeting will be indicative of its price at the Effective Time. The Effective Time will occur as soon as practicable following the Tecnol Special Meeting and the satisfaction or waiver of the other conditions set forth in the Merger Agreement. Stockholders of Tecnol are urged to obtain current market quotations for Kimberly-Clark Common Stock and Tecnol Common Stock. See "-- Adjustment of Conversion Number" and "-- Conditions Precedent to the Merger."

NO FRACTIONAL SHARES

     No certificates or scrip representing fractional shares of Kimberly-Clark Common Stock will be delivered upon the surrender of Tecnol Certificates for exchange; no Kimberly-Clark dividend or other distribution or stock split, combination or reclassification will relate to any such fractional share; and no such fractional share will entitle the record or beneficial owner thereof to any voting or other rights of a stockholder of Kimberly-Clark. In lieu of any such fractional share, each holder of shares of Tecnol Common Stock who would otherwise have been entitled thereto upon the surrender of Tecnol Certificates for exchange will be paid an amount in cash (without interest), rounded up to the nearest whole cent, determined by multiplying (i) the per share closing price of Kimberly-Clark Common Stock, as reported on the NYSE Composite Transactions Tape, on the date on which the Effective Time shall occur (or if Kimberly-Clark Common Stock does not trade on the NYSE on such date, the first trading day of Kimberly-Clark Common Stock on the NYSE thereafter) by (ii) the fractional share to which such holder would otherwise be entitled.

ADJUSTMENT OF CONVERSION NUMBER

     In the event that Tecnol changes the number of shares of Tecnol Common Stock or securities convertible or exchangeable into or exercisable for Tecnol Common Stock, or Kimberly-Clark changes the number of shares of Kimberly-Clark Common Stock or securities convertible or exchangeable into or exercisable for Kimberly-Clark Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse split), dividend or distribution (other than quarterly cash dividends), recapitalization, merger (other than the Merger), subdivision, issuer tender or exchange offer for the issuer's own shares (other than repurchases by Kimberly-Clark between September 4, 1997 and the Effective Time of less than 5% of the outstanding shares of Kimberly-Clark Common Stock pursuant to Rule 10b-18, promulgated under the Exchange Act), or other similar transaction with a materially dilutive effect, or if a record date with respect to any of the foregoing shall occur prior to the Effective Time, the Conversion Number will be equitably adjusted.

EXCHANGE AGENT; PROCEDURES FOR EXCHANGE OF CERTIFICATES

     Boston EquiServe, as service agent for BankBoston, N.A. (formerly the First National Bank of Boston) ("Boston EquiServe") has been selected to act as Exchange Agent under the Merger Agreement. As of the Effective Time, Kimberly-Clark will deposit with the Exchange Agent, for the benefit of the holders of shares of Tecnol Common Stock, certificates representing the shares of Kimberly-Clark Common Stock, and, after the Effective Time, if applicable, any cash, dividends or other distributions with respect to the Kimberly-Clark Common Stock, to be issued or paid pursuant to the Merger Agreement in exchange for shares of Tecnol Common Stock outstanding immediately prior to the Effective Time upon due surrender of the Tecnol Certificates (or affidavits of loss and, if reasonably required by Kimberly-Clark, indemnity bonds in lieu thereof) pursuant to the provisions of the Merger Agreement.

     Promptly after the Effective Time, the Surviving Corporation will cause the Exchange Agent to mail to each holder of record of shares of Tecnol Common Stock (other than holders of shares that are owned by Tecnol or Kimberly-Clark): (i) a letter of transmittal specifying that delivery will be effected, and risk of loss and title to the Tecnol Certificates shall pass, only upon delivery of the Tecnol Certificates (or affidavits of loss and, if reasonably required by Kimberly-Clark, indemnity bonds in lieu thereof) to the Exchange Agent, such letter of transmittal to be in such form and have such other provisions as Kimberly-Clark and Tecnol may reasonably agree, and (ii) instructions for use in effecting the surrender of the Tecnol Certificates in exchange for (A) certificates representing shares of Kimberly-Clark Common Stock and (B) any unpaid dividends and other distributions and cash in lieu of fractional shares. Upon surrender of a Tecnol Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Tecnol Certificate shall be entitled to receive in exchange therefor (A) a certificate representing that number of whole shares of Kimberly-Clark Common Stock that such holder is entitled to receive pursuant to the Merger Agreement,
(B) a check in the amount (after giving effect to any required tax withholdings) of (y) any cash in lieu of fractional shares plus (x) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of the Merger Agreement, and the Tecnol Certificate so surrendered will forthwith be canceled. No interest will be paid or accrued on any amount payable upon due surrender of the Tecnol Certificates. In the event of a transfer of ownership of shares of Tecnol Common Stock that is not registered in the transfer records of Tecnol, a certificate representing the proper number of shares of Kimberly-Clark Common Stock, together with a check for any cash to be paid upon due surrender of the Tecnol Certificate and any other dividends or distributions in respect thereof, may be issued and/or paid to such transferee if the Tecnol Certificate formerly representing such shares of Tecnol Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. If any certificate for shares of Kimberly-Clark Common Stock is to be delivered in a name other than that in which the Tecnol Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that: (i) the Person requesting such exchange will pay any transfer or other taxes required by reason of the issuance of certificates for shares of Kimberly-Clark Common Stock in a name other than that of the registered holder of the Tecnol Certificate surrendered, or will establish to the satisfaction of Kimberly-Clark or the Exchange Agent that such tax has been paid or is not applicable; and (ii) that the Tecnol Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer. Kimberly-Clark or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of shares of Tecnol Common Stock such amounts as Kimberly-Clark or the Exchange Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Kimberly-Clark or the Exchange Agent, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the holder of shares of Tecnol Common Stock in respect of whom such deduction and withholding was made by Kimberly-Clark or the Exchange Agent.

     All shares of Kimberly-Clark Common Stock to be delivered pursuant to the Merger will be deemed delivered and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Kimberly-Clark in respect of the Kimberly-Clark Common Stock, the record date for which is at or after the Effective Time, that declaration will include dividends or other distributions in respect of all shares of Kimberly-Clark Common Stock deliverable pursuant to the Merger Agreement, provided that no dividends or other distributions declared or made in respect of the Kimberly-Clark Common Stock with a record date that is 10 days or more after the Effective Time will be paid to the holder of any unsurrendered Tecnol Certificate with respect to the shares of Kimberly-Clark Common Stock represented thereby until the holder of such Tecnol Certificate surrenders such Tecnol Certificate (or affidavit of loss and, if reasonably required by Kimberly-Clark, indemnity bond in lieu thereof) in accordance with the Merger Agreement. Subject to the effect of applicable laws, following surrender of any such Tecnol Certificate, there will be issued and/or paid to the holder of the certificates representing whole shares of Kimberly-Clark Common Stock delivered in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of Kimberly-Clark Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Kimberly-Clark Common Stock with a record date at or after the Effective Time but with a payment date subsequent to surrender.

     Holders of such unsurrendered Tecnol Certificates will be entitled to vote after the Effective Time at any meeting of Kimberly-Clark stockholders the number of whole shares of Kimberly-Clark Common Stock represented by such unsurrendered Tecnol Certificates, regardless of whether such holders have exchanged their Tecnol Certificates.

     After the Effective Time, there will be no transfers on the stock transfer books of Tecnol of the shares of Tecnol Common Stock that were outstanding immediately prior to the Effective Time.

     STOCKHOLDERS OF TECNOL SHOULD NOT FORWARD THEIR TECNOL CERTIFICATES WITH THE ENCLOSED PROXY CARD, NOR SHOULD THEY RETURN THEIR TECNOL CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED A TRANSMITTAL LETTER.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of Tecnol relating, among other things, to: (i) its organization, good standing, corporate power and similar corporate matters; (ii) its capitalization; (iii) its authorization, execution, delivery and performance and the enforceability of the Merger Agreement and related matters; (iv) the absence of conflicts, violations and defaults under its certificate of incorporation and by-laws and certain other agreements and documents; (v) the documents and reports filed by it with the SEC and the accuracy and completeness of the information contained therein; (vi) the Registration Statement and this Proxy Statement/Prospectus and the accuracy and completeness of the information contained therein and herein; (vii) the absence of certain changes in Tecnol's business and condition; (viii) the absence of certain litigation and liabilities; (ix) certain employee matters; (x) compliance with laws and permits; (xi) takeover defense mechanisms; (xii) environmental and tax matters;
(xiii) intellectual property; and (xiv) brokers and finders.

     The Merger Agreement contains various representations and warranties of Kimberly-Clark and Sub relating, among other things, to: (i) their organization, good standing, corporate power and similar corporate matters; (ii) their capitalization; (iii) their authorization, execution, delivery and performance and the enforceability of the Merger Agreement and related matters; (iv) the absence of conflicts, violations and defaults under their certificates of incorporation or by-laws and certain other agreements and documents; (v) the documents and reports filed by Kimberly-Clark with the SEC and the accuracy and completeness of the information contained therein; (vi) the Registration Statement and this Proxy Statement/Prospectus and the accuracy and completeness of the information contained therein and herein; (vii) the absence of certain changes in their businesses and condition; (viii) the absence of certain litigation and liabilities; (ix) compliance with laws and permits; (x) environmental and tax matters; (xi) ownership of Tecnol Common Stock; and (xii) brokers and finders. All representations and warranties of Kimberly-Clark, Tecnol and Sub expire at the Effective Time.

CONDUCT OF BUSINESS PENDING THE MERGER

     Tecnol agreed as to itself and each of its Subsidiaries that during the period from the date of the Merger Agreement through the Effective Time (unless Kimberly-Clark otherwise approves, and except as set forth in the Company Disclosure Letter or as otherwise expressly contemplated by the Merger Agreement): (i) the business of it and its Subsidiaries will be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries will use all reasonable efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates; (ii) neither it nor any of its Subsidiaries will (A) issue, sell, pledge, dispose of or encumber any capital stock owned by it or any of its Subsidiaries in any of its Subsidiaries or other Affiliates, (B) amend its certificate or articles of incorporation or by-laws, (C) split, combine or reclassify its outstanding shares of capital stock, (D) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock other than dividends from its direct or indirect wholly owned Subsidiaries, or (E) repurchase, redeem or otherwise acquire, except in connection with the payment of the exercise price of any option outstanding on the date hereof under the Stock Plan or the Director Option Agreements, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock; (iii) neither it nor any of its Subsidiaries will (A) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any other property or assets (other than shares of Tecnol Common Stock issuable pursuant to options outstanding on the date of the Merger Agreement under the Stock Plan or the Director Option Agreements), (B) purchase, transfer, lease, sell, mortgage, pledge, dispose of or encumber any real property, or effect any improvements or expansions thereon, (C) other than in the ordinary and usual course of business, purchase, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets (including capital stock of any of its Subsidiaries) or incur or modify any material indebtedness or other liability, (D) make or authorize or commit for any capital expenditures other than in the ordinary and usual course of business, or (E) by any means, make any acquisition of, or investment in any business, through acquisition of assets or stock of any other Person or entity;
(iv) except as may be required by applicable law, neither it nor any of its Subsidiaries will terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any Compensation and Benefit Plans or increase the salary, wage, bonus, severance, incentive or other compensation of any employees except for grants, awards or increases occurring in the ordinary and usual course of business (which will include normal periodic performance reviews and related compensation and benefit increases); (v) neither it nor any of its Subsidiaries will settle or compromise any material claims or litigation or, except in the ordinary and usual course of business, enter into any material Debt Contracts or Other Contracts or modify, amend or terminate any of its material Debt Contracts or Other Contracts or waive, release or assign any material rights or claims; (vi) neither it nor any of its Subsidiaries will make any Tax election or permit any insurance policy naming it as a beneficiary or loss-payable payee to be canceled or terminated except in the ordinary and usual course of business; (vii) neither it nor any of its Subsidiaries will take any action, other than reasonable and usual actions in the ordinary and usual course of business consistent with past practice, with respect to accounting policies or procedures; (viii) neither it nor any of its Subsidiaries will sell, transfer, assign or abandon any patents or trademarks which are owned or controlled directly or indirectly by Tecnol or any of its Subsidiaries, except for any abandonment of a non-material trademark or any intercompany transfer among Tecnol and its Subsidiaries, in either case, in the ordinary and usual course of business; (ix) neither it nor any of its Subsidiaries will license or otherwise encumber any patents or trademarks which are owned or controlled directly or indirectly by Tecnol or any of its Subsidiaries, except in the ordinary and usual course of business; (x) neither it nor any of its Subsidiaries will make any modification to employee or customer incentives or trade policies which would reasonably be expected to cause Tecnol's distributors or end-user customers to increase purchases above those levels normally required to meet their respective needs or cause an excessive increase or decrease in Tecnol's inventories or working capital; and (xi) neither it nor any of its Subsidiaries will authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     Each of Kimberly-Clark and Tecnol has further agreed that neither it nor its respective Subsidiaries will knowingly take or fail to take any action which action or failure would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

NO SOLICITATION

     Tecnol has agreed that from and after the date of the Merger Agreement it will not, and will use its best efforts to not permit any of its directors, officers, employees, attorneys, financial advisors, agents or other representatives or those of any of its Subsidiaries to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing information) any Takeover Proposal (as hereinafter defined) from any Person, or engage in or continue discussions or negotiations relating to any Takeover Proposal; provided, however, that Tecnol may engage in discussions or negotiations with, and furnish information to, any Person that makes a written Takeover Proposal in respect of which the Tecnol Board concludes in good faith if consummated would constitute a Superior Proposal (as hereinafter defined), but only if the Tecnol Board concludes in good faith on the basis of the advice of its outside counsel that the failure to take such action would be inconsistent with the fiduciary obligations of such Board under applicable law; and provided further that the Tecnol Board may take and disclose to Tecnol's stockholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act, comply with Rule 14d-9 thereunder and make all disclosures required by applicable law in connection therewith. Tecnol will as soon as practicable and in any event no later than the date on which such Takeover Proposal is presented to Tecnol's Board notify Kimberly-Clark of any Takeover Proposal received by it or any of its directors, officers, employees, attorneys, financial advisors, agents or other representatives or those of any of its Subsidiaries or the receipt by Tecnol or any of the foregoing of any notice of any intention to make a Superior Proposal, including the identity of the person making such Takeover Proposal or intending to make a Superior Proposal and the material terms of any such Takeover Proposal. As used in the Merger Agreement and this Proxy Statement/Prospectus: (i) "Takeover Proposal" means any proposal or offer (other than a proposal or offer by Kimberly-Clark or any of its Affiliates), or any expression of interest by any Person relating to any actual or potential merger, consolidation or other business combination involving Tecnol or any of its Subsidiaries or any acquisition in any manner (including, without limitation, by tender or exchange offer) of a substantial equity interest in, or a substantial portion of the assets of, Tecnol or any of its Subsidiaries; and (ii) "Superior Proposal" means a bona fide proposal or offer made by any Person (A) to acquire Tecnol pursuant to any tender or exchange offer or any acquisition of all or substantially all of the assets of Tecnol and its Subsidiaries as a whole or (B) to enter into a merger, consolidation or other business consolidation with Tecnol or any of its Subsidiaries, in each case on terms which a majority of the members of the Tecnol Board determines in good faith, and based on the advice of independent financial advisors, to be more favorable to Tecnol and its stockholders than the transactions contemplated by the Merger Agreement (including any revised transaction proposed by Kimberly-Clark pursuant to the Merger Agreement).

THIRD PARTY STANDSTILL AGREEMENTS

     During the period from the date of the Merger Agreement through the Effective Time, Tecnol has agreed not to terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party. During such period, Tecnol has agreed to enforce, to the fullest extent permitted under applicable law, but subject to the exercise by the Tecnol Board of its fiduciary obligations after consultation with outside counsel, the provisions of any such agreement.

CONDITIONS PRECEDENT TO THE MERGER

     The respective obligations of Kimberly-Clark, Tecnol and Sub to effect the Merger are subject to the fulfillment (or waiver) of the following conditions at or prior to the Effective Time: (i) approval and adoption of the Merger Agreement by the requisite vote of the stockholders of Tecnol; (ii) the listing on the NYSE, upon official notice of issuance, of the shares of Kimberly-Clark Common Stock deliverable pursuant to the Merger Agreement; (iii) expiration or termination of the waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act, and the obtaining, making or occurrence of all authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, which the failure to obtain, make or occur would, individually or in the aggregate, be reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect; (iv) the absence of any stop order suspending the effectiveness of the Registration Statement, any initiation of a proceeding for such purpose or any threat of such a proceeding by the SEC; (v) no court or other Governmental Entity having jurisdiction over Kimberly-Clark or Tecnol, or any of their respective Subsidiaries, having enacted, issued, promulgated, enforced or entered any law, statute, ordinance, rule, regulation, judgment, decree, injunction or other order then in effect which restrains, enjoins or otherwise prohibits consummation of the Merger; and
(vi) Kimberly-Clark will have received all state securities and "blue sky" approvals, if any.

     The respective obligations of Kimberly-Clark and Sub to effect the Merger are also subject to the fulfillment (or waiver) at or prior to the Closing Date of the following additional conditions: (i) each of the representations and warranties of Tecnol contained in the Merger Agreement that is qualified by materiality being true and correct when made and being true and correct at and as of the Closing Date as if made at and as of the Closing Date and each of such representations and warranties that is not so qualified being true and correct in all material respects when made and being true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date, in each case except as contemplated or permitted by the Merger Agreement; (ii) Tecnol having performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;
(iii) Tecnol having obtained the consent or approval of each Person whose consent or approval is required under any Debt Contract or Other Contract to which Tecnol or any of its Subsidiaries is a party, except those for which the failure to obtain such consent or approval, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect; and (iv) Kimberly-Clark having received an opinion of Sidley & Austin relating to certain tax matters. See "THE MERGER -- Certain Federal Income Tax Consequences."

     The obligation of Tecnol to effect the Merger is also subject to the fulfillment (or waiver) at or prior to the Effective Time of the following additional conditions: (i) each of the representations and warranties of Kimberly-Clark and Sub contained in the Merger Agreement that is qualified by materiality being true and correct when made and being true and correct at and as of the Closing Date as if made at and as of the Closing Date and each of such representations and warranties that is not so qualified being true and correct in all material respects when made and being true and correct at and as of the Closing Date as if made at and as of the Closing Date, in each case except as contemplated or permitted by the Merger Agreement; (ii) Kimberly-Clark and Sub having performed in all respects all obligations required to be performed by it under the Merger Agreement; (iii) Kimberly-Clark having obtained the consent or approval of each Person whose consent or approval will be required under any Debt Contract or Other Contract to which Kimberly-Clark or any of its

Subsidiaries is a party, except those for which failure to obtain consents and approvals, individually or in the aggregate, is not reasonably likely to have a Parent Material Adverse Effect; and (iv) Tecnol having received an opinion of Carrington, Coleman, Sloman & Blumenthal, L.L.P., relating to certain tax matters. See "THE MERGER -- Certain Federal Income Tax Consequences."

TECNOL STOCK OPTIONS

     Prior to the Effective Time, the Tecnol Options, whether vested or unvested, will be fully exercisable without regard to restrictions contained in the plan or agreement pursuant to which such Tecnol Options were granted. At the Effective Time, all outstanding Tecnol Options which have not been exercised will be canceled and each holder whose Tecnol Options are canceled will receive an amount in cash equal to the result of multiplying the number of shares subject to such canceled Tecnol Options, whether vested or not, by the excess, if any, of (i) the closing quotation of one share of Tecnol Common Stock as reported in the Wall Street Journal under The Nasdaq National Market Issues for the trading day that occurs immediately prior to the Effective Time over (ii) the exercise price of such Tecnol Options, subject to any required withholding by Tecnol. Cash payments for canceled Tecnol Options will be payable as soon as practicable, but in no event later than 45 days after the Effective Time.

EMPLOYEE BENEFITS

     Kimberly-Clark has agreed that, for a period of not less than 12 months following the Effective Time, the employees of Tecnol and its Subsidiaries in the United States (the "Employees") will be provided with employee benefit plans and programs that are no less favorable in value in the aggregate, as determined by Kimberly-Clark in good faith in accordance with any method customarily used by Kimberly-Clark for making benefit comparisons, than those provided to the Employees immediately prior to the Effective Time, excluding the Stock Plan, the 401(k) Plan (as defined below), and the ESOP; provided, that nothing in the Merger Agreement will limit the right of Kimberly-Clark or the Surviving Corporation to amend, terminate or discontinue any particular employee benefit plan or program in accordance with the terms thereof. Employees who become participants in any employee benefit plan or program of Kimberly-Clark or any of its Subsidiaries will be given credit under such plans and programs, for purposes of eligibility and vesting thereunder, for all service with Tecnol or its Subsidiaries.

     Kimberly-Clark will, and will cause the Surviving Corporation to, honor all employment agreements pursuant to the Merger Agreement in accordance with the terms thereof and subject to the rights of termination provided therein.

     Kimberly-Clark will cause the Surviving Corporation to provide severance benefits to the Employees in accordance with and subject to the provisions of the Severance Matters Agreements (as defined in the Merger Agreement).

     Prior to the Effective Time, Tecnol will: (i) take all actions necessary to terminate Tecnol's 401(k) Capital Accumulation Plan (the "401(k) Plan"); (ii) make a contribution to the ESOP sufficient to repay in full the outstanding principal and interest due on the ESOP loan, it being contemplated that the ESOP trustees will use this amount for that purpose whereupon the Tecnol Common Stock held in the suspense account will be allocated to participant accounts; and
(iii) take all actions necessary to terminate the ESOP.

INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE

     Kimberly-Clark will indemnify and hold harmless, to the fullest extent permitted under applicable law (and Kimberly-Clark will also advance expenses as incurred to the fullest extent permitted under applicable law provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director, officer and employee of Tecnol and its Subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement; provided, that Kimberly-Clark will not have any obligation to any Indemnified Party if and when a court of competent jurisdiction ultimately determines, and such determination has become final, that the indemnification of such Indemnified Party in the manner contemplated by the Merger Agreement is prohibited by applicable law.

     The Surviving Corporation will use its best efforts to maintain Tecnol's existing officers' and directors' liability insurance ("D&O Insurance") for a period of six years after the Effective Time so long as the annual premium therefor is not in excess of the last annual premium paid prior to the date of the Merger Agreement (the "Current Premium"); provided, however, that if the existing D&O Insurance expires, is terminated or canceled during such six-year period, the Surviving Corporation will use its best efforts to obtain as much substantially similar D&O Insurance as can be obtained for the remainder of such period but in no event for a premium in excess (on an annualized basis) of two times the Current Premium.

TERMINATION

     The Merger Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, whether before or after the approval and adoption by the stockholders of Tecnol of the Merger Agreement: (i) by mutual written consent of Kimberly-Clark and Tecnol; (ii) by either Kimberly-Clark or Tecnol if (A) the other fails to comply in any material respect with any of its covenants or agreements contained in the Merger Agreement required to be complied with prior to the date of such termination or breaches any representation or warranty made as of the date of the Merger Agreement that is not qualified by reference to a Material Adverse Effect, the effect of which has a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or a breach by the other (or Sub if Tecnol is the terminating party) of any representation or warranty made as of the date of the Merger Agreement that is qualified by reference to a Material Adverse Effect, (in each case after a 15 business-day cure period following notice of such breach), or
(B) the stockholders of Tecnol fail to approve the Merger at the Tecnol Special Meeting; (iii) by either Kimberly-Clark or Tecnol if (A) the Merger has not been effected on or prior to February 28, 1998, provided that the right so to terminate will not be available to the party whose failure to fulfill any obligation of the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to such date, or (B) any court or other Governmental Entity having jurisdiction has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action has become final and nonappealable;
(iv) by Tecnol if the Tecnol Board determines in good faith that a Takeover Proposal with respect to Tecnol constitutes a Superior Proposal, provided that Tecnol may not so terminate unless (A) five business days have elapsed after delivery to Kimberly-Clark of a written notice of such determination and at all reasonable times during such five business-day period, Tecnol will have provided Kimberly-Clark a reasonable opportunity to propose a modification of the terms and conditions of the Merger Agreement so that a business combination between Tecnol and Kimberly-Clark (or an Affiliate of Kimberly-Clark) may be effected and (B) at the end of such period, the Tecnol Board continues to believe that such Takeover Proposal constitutes a Superior Proposal and promptly thereafter Tecnol enters into a definitive acquisition, merger or similar agreement to effect such Superior Proposal; (v) by Kimberly-Clark if (A) the Tecnol Board has not recommended the Merger to Tecnol's stockholders, or has resolved not to make such recommendation, or has modified in a manner adverse to Kimberly-Clark or rescinded its recommendation of the Merger to Tecnol's stockholders as being advisable and fair to and in the best interests of Tecnol and its stockholders, or shall have modified or rescinded its approval of the Merger Agreement, or has resolved to do any of the foregoing, (B) the Tecnol Board has recommended to the stockholders of Tecnol any Takeover Proposal (other than by Kimberly-Clark or an Affiliate of Kimberly-Clark) or has resolved to do so, (C) a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of Tecnol is commenced, and the Tecnol Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders within the 10 business-day period (or such shorter period) required by Section 14e-2 of the Exchange Act (the taking of no position by the expiration of such 10 business-day period (or such shorter period) with respect to the acceptance of such tender offer or exchange offer by its stockholders constituting such a failure), or (D) Tecnol or any of its Subsidiaries, without having received prior written consent from Kimberly-Clark, has entered into, authorized, recommended, proposed, or publicly announced its intention to enter into, authorize, recommend or propose to its stockholders an agreement, arrangement, understanding or letter of intent with any Person (other than Kimberly-Clark or any of its Affiliates) to (x) effect a merger or consolidation or similar transaction involving Tecnol or any of its Subsidiaries, (y) purchase, lease, or otherwise acquire all or a substantial portion of the assets of Tecnol or any of its Subsidiaries or (z) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or similar transaction) Beneficial Ownership (as defined in the Company Option Agreement) of securities representing 20% or more of the voting power of Tecnol (in each case other than any such merger, consolidation, purchase, lease or other transaction involving only Tecnol and one or more of its Subsidiaries or involving only any two or more of its Subsidiaries; and (vi) by Kimberly-Clark or Tecnol, by written notice to the other party, if 10 business days elapse after all the closing conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing) are satisfied or waived and the Closing has not occurred through no fault of the terminating party.

FEES AND EXPENSES

     The Merger Agreement provides that, except for printing expenses, mailing and filing fees incurred in connection with this Proxy Statement/Prospectus, which will be shared equally, Kimberly-Clark and Tecnol will each pay its own costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby, whether or not the Merger is consummated. The Merger Agreement also provides that if a Purchase Event (as defined in the Company Option Agreement) shall have occurred, Tecnol will reimburse Kimberly-Clark for its documented expenses in connection with the transactions contemplated by the Merger Agreement up to a maximum reimbursable amount of $1 million. See "COMPANY OPTION AGREEMENT."

     None of the payments described above will be deemed to limit any remedies available to any party to the Merger Agreement from any liability for any breach thereof; provided, however, that, with respect to any breach by Tecnol of the provisions relating to Takeover Proposals (see Section 6.2 of the Merger Agreement) that is not the result of willful action (or willful failure to take action) or bad faith on the part of Tecnol, Kimberly-Clark's exclusive remedy in respect of such breach is limited to the rights under the Company Option Agreement and to reimbursement of its expenses, up to a maximum amount of $1 million, as set forth above, and Tecnol will have no other liability to Kimberly-Clark in respect of such breach.

AMENDMENT

     Subject to the provisions of the applicable law, at any time prior to the Effective Time, the parties to the Merger Agreement may modify or amend the Merger Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

WAIVER

     The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Tecnol Board with respect to the Merger Agreement, the stockholders of Tecnol should be aware that certain persons, as members of Tecnol's management or the Tecnol Board, have interests in the Merger in addition to their interests as stockholders of Tecnol. The Tecnol Board was aware of these interests and considered them, among other things, in approving the Merger.

CONSULTING AGREEMENTS

     Kimberly-Clark also required, as a condition to its willingness to enter into the Merger Agreement, that Kimberly-Clark and Tecnol enter into a Consulting Agreement with each of Messrs. Hubbard and Brunson and Valerie A. Hubbard, President of the International Division and a director of Tecnol (each such person is hereinafter referred to in this paragraph as a "Consultant"), concurrently with the execution of the Merger Agreement and effective at the Effective Time, pursuant to which each such Consultant agreed to provide consulting services to Tecnol for up to 20 hours per week for the first 60 days (90 days for Mr. Brunson) following the Effective Time and up to 10 hours per month thereafter through November 30, 1998. Each such Consulting Agreement has accordingly been executed. For the consulting services provided under each Consulting Agreement, Messrs. Hubbard and Brunson and Ms. Hubbard will be entitled to receive from Tecnol $70,000, $35,000 and $25,000, respectively, payable in four equal installments, with the first installment due at the Effective Time, and succeeding installments due on April 1, 1998, August 1, 1998 and November 1, 1998. Each Consultant is also entitled to reimbursement by Tecnol for reasonable expenses incurred in performing his or her consulting services. No Consultant will be eligible for benefits available to officers or other employees of Tecnol or Kimberly-Clark. Each Consultant may terminate his or her Consulting Agreement at any time: (i) upon 30 days' prior written notice in which case Tecnol's obligations under the Consulting Agreement would cease; or (ii) if Tecnol or Kimberly-Clark breaches certain obligations under the Consulting Agreement or such Consultant's Noncompetition Agreement (described below), in which case Tecnol will pay the Consultant all amounts remaining to be paid under the Consulting Agreement. In the event a Consulting Agreement terminates due to the disability or death of the Consultant, any amount remaining to be paid under the Consulting Agreement will be paid to the Consultant or his or her estate. Either Tecnol or Kimberly-Clark may terminate a Consulting Agreement at any time upon written notice to the Consultant if the Consultant breaches certain covenants in the Consulting Agreement or his or her Noncompetition Agreement (described below), in which case Tecnol's obligations under the Consulting Agreement would cease.

NONCOMPETITION AGREEMENTS

     Kimberly-Clark also required, as a condition to its willingness to enter into the Merger Agreement, that Kimberly-Clark and Tecnol enter into a Noncompetition Agreement with each of Messrs. Hubbard and Brunson and Ms. Hubbard concurrently with the execution of the Merger Agreement and effective at the Effective Time, pursuant to which each such executive will be restricted from competing with Tecnol or Kimberly-Clark: (i) with respect to primary Tecnol product lines for a period of five years following the Effective Time (including face masks, cold therapy products, patient safety restraints, operating room specialty and other specialty products, disposable blood pressure cuffs, wound care products, orthopedic braces and supports, disposable headwear, gowns, shoe covers, products in development by Tecnol at the Effective Time and any other Tecnol products not specifically identified as secondary Tecnol product lines);
(ii) with respect to secondary Tecnol product lines for a period of four years following the Effective Time (for intravenous supports, antifog kits and adhesive strips manufactured by Tecnol as of the Effective Time) or two years following the Effective Time (for tube holders, telemetry pouches, pressure care and pad products and stirrup straps manufactured by Tecnol as of the Effective
Time); and (iii) with respect to related Kimberly-Clark products which are nonwoven based and are converted using the same or substantially the same technology used by Tecnol at the Effective Time or during the one year period prior thereto, for a period of two years following the Effective Time. Pursuant to a separate Noncompetition Agreement, James Weaver, Executive Vice President-New Business Development and Manufacturing of Tecnol, will be restricted for a period of one year following the Effective Time from competing with Tecnol or Kimberly-Clark with respect to such Tecnol product lines and related Kimberly-Clark products. Subject to the terms of their respective Noncompetition Agreements, during the applicable noncompetition period, each executive shall not, among other things, directly or indirectly, own (other than a de minimis passive investment), manage or be connected as an officer, employee, consultant, agent, partner or director with, or provide capital or other funding to enable a third party to engage in, or solicit customers or distributors of Tecnol or Kimberly-Clark, in each case in connection with a competitive operation with respect to the products or product lines described above in a geographic market in which Kimberly-Clark or Tecnol conducts business. Each such Noncompetition Agreement has accordingly been executed. Messrs. Hubbard, Brunson and Weaver and Ms. Hubbard will also be restricted from soliciting Tecnol employees (except for specified family members and personal assistants) or Kimberly-Clark Professional Health Care Sector employees for a period of five years (one year in the case of Mr. Weaver) following the Effective Time. Each such executive will be restricted for a period of two years (one year for Mr. Weaver) from issuing public statements which may have a disparaging effect on Tecnol, the Merger or the integration of the Tecnol operations with those of Kimberly-Clark. Each Noncompetition Agreement provides that confidential information concerning Tecnol, Tecnol's customers and suppliers or Kimberly-Clark may not be disclosed by the executive subject to certain exceptions. Under his Noncompetition Agreement, Mr. Hubbard will have a right to negotiate with Kimberly-Clark for the purchase of any of the secondary Tecnol product lines or any of the Tecnol orthopedic soft goods or wound dressing product lines, should Tecnol or Kimberly-Clark decide to sell any such product lines during the applicable noncompetition period, subject to certain conditions and limitations. Under each Noncompetition Agreement, Messrs. Hubbard, Brunson and Weaver and Ms. Hubbard will be entitled to receive $300,000, $115,000, $35,000 and $85,000, respectively, payable in four equal installments, with the first installment due at the Effective Time, and succeeding installments due on April 1, 1998, August 1, 1998 and November 1, 1998. Each executive may terminate his or her Noncompetition Agreement upon 10 days' prior written notice if Tecnol or Kimberly-Clark breaches certain obligations under the Noncompetition Agreement or such executive's Consulting Agreement (described above).

SEVERANCE AND RELEASE AGREEMENTS

     Kimberly-Clark also required, as a condition to its willingness to enter into the Merger Agreement, that Kimberly-Clark and Tecnol enter into a Severance Agreement and Release, concurrently with the execution of the Merger Agreement, with each of Messrs. Hubbard, Brunson and Weaver, Ms. Hubbard and Jeffrey A. Nick, Vice President-Finance and Accounting of Tecnol, pursuant to which each such executive will release, at the Effective Time, Tecnol and Kimberly-Clark (and related persons) from all claims which such executive, and his or her heirs or assigns, may have against Tecnol or Kimberly-Clark (and related persons), subject to certain exceptions. Each such Severance Agreement and Release has accordingly been executed. In consideration for such release, Messrs. Hubbard, Brunson, Weaver and Nick, and Ms. Hubbard will receive $386,692.40, $141,538.60, $138,077.20, $128,000.00 and $100,769.32, respectively, payable in four equal installments, with the first installment due at the Effective Time of the Merger, and succeeding installments due on April 1, 1998, August 1, 1998 and November 1, 1998. In addition, each such executive will receive a lump sum payment at the Effective Time in the amount of $3,950.00, $3,321.00, $2,275.00, $7,405.00 and $2,275.00, respectively, which the executive may use to purchase COBRA continuation coverage under Tecnol's group health plan if he or she so chooses. Each executive will reaffirm the provisions of the Severance and Release Agreement through the Effective Time with respect to all matters relating to employment by Tecnol and all officerships and directorships with Tecnol. In connection with Mr. Hubbard's severance from employment, Tecnol and Mr. Hubbard have entered into a Rescission Agreement, effective at the Effective Time, which rescinds the employment agreement currently in effect between Tecnol and Mr. Hubbard dated December 1, 1989 and amended on February 28, 1994.

STOCK OPTIONS

     Tecnol will permit each person holding Tecnol Options to exercise such options, whether vested or unvested, prior to the Effective Time. At the Effective Time, each outstanding Tecnol Option will be canceled. The holders of Tecnol Options that are canceled will receive a cash payment equal to the difference between the closing quotation of one share of Tecnol Common Stock as reported in The Wall Street Journal under The

Nasdaq National Market Issues for the trading day immediately preceding the Effective Time and the option exercise price multiplied by the number of canceled options, whether vested or unvested, subject to required withholding. Messrs. Hubbard and Brunson, Ms. Hubbard, Mr. Nick, Mr. Radunsky, and Directors Mr. Johnson and James W. Kenney currently hold vested and unvested Tecnol Options to purchase shares of Tecnol Common Stock. The Tecnol Options held by Mr. Hubbard (50,000 vested, 25,000 unvested), Mr. Brunson (40,000 vested, 20,000 unvested) Ms. Hubbard (35,000 vested, 17,500 unvested), Mr. Nick (3,333 vested, 8,334 unvested), Mr. Radunsky (35,000 vested, 17,500 unvested), Mr. Johnson (10,000 vested, 5,000 unvested), and Mr. Kenney (10,000 vested, 5,000 unvested), granted to such persons under the Stock Plan or the Director Option Agreements, as the case may be, and indicated parenthetically next to such person's name, will be exercisable without restriction prior to the Effective Time. Based on the last reported bid price of Tecnol Common Stock of $21.00 on November 11, 1997, as reported on Nasdaq, the amount of cash, before taxes, that would be received by these individuals following the cancellation of his or her outstanding Tecnol Options, if not exercised, is $725,003, $580,002, $507,502, $70,002, $507,502, $145,001 and $145,001, respectively.

INDEMNIFICATION

     For six years after the Effective Time, Kimberly-Clark has agreed to maintain, or will cause the Surviving Corporation to maintain, certain rights to indemnification in favor of each present and former director, officer, employee or agent of Tecnol and its Subsidiaries and to maintain Tecnol's existing directors' and officers' liability insurance policy or provide a similar policy, subject to certain limitations. See "TERMS OF THE MERGER
AGREEMENT -- Indemnification; Directors' and Officers' Insurance."

                            COMPANY OPTION AGREEMENT

     The description of the Company Option Agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirely by reference to the Company Option Agreement, a copy of which is attached hereto as Annex II.

     As a condition to Kimberly-Clark's willingness to enter into the Merger Agreement, Kimberly-Clark required that Tecnol enter into the Company Option Agreement with Kimberly-Clark pursuant to which Tecnol granted to Kimberly-Clark the Option to purchase up to 3,982,142 shares (subject to adjustment) of Tecnol Common Stock (or approximately 19.9% of the outstanding shares of Tecnol Common Stock as of the Record Date, without including any shares subject to or issued pursuant to the Option) at an exercise price of $22.00 per share, the closing bid price on September 3, 1997, the last trading day prior to the execution of the Merger Agreement.

     Kimberly-Clark may exercise the Option only upon the occurrence of any one of the following events (each a "Purchase Event"): (i) the Merger Agreement is terminated by Tecnol in accordance with Section 8.1(f) thereof (this may occur if the Tecnol Board determines in good faith that a Takeover Proposal with respect to Tecnol constitutes a Superior Proposal, provided that Tecnol may not so terminate unless (A) five business days have elapsed after delivery to Kimberly-Clark of a written notice of such determination and at all reasonable times during such five business-day period, Tecnol will have provided Kimberly-Clark a reasonable opportunity to propose a modification of the terms and conditions of the Merger Agreement so that a business combination between Tecnol and Kimberly-Clark (or an Affiliate as defined in the Company Option Agreement of Kimberly-Clark) may be effected and (B) at the end of such period, the Tecnol Board continues to believe that such Takeover Proposal constitutes a Superior Proposal and promptly thereafter Tecnol enters into a definitive acquisition, merger or similar agreement to effect such Superior Proposal); (ii) if after a Takeover Proposal has been publicly announced by any Person (as defined in the Company Option Agreement) (other than Kimberly-Clark or an Affiliate of Kimberly-Clark), Kimberly-Clark has the right to terminate the Merger Agreement pursuant to Section 8.1(g) thereof (this may occur if (A) the Tecnol Board has not recommended or has resolved not to recommend the Merger to Tecnol's stockholders, or has modified in a manner adverse to Kimberly-Clark or rescinded its recommendation of the Merger to Tecnol's stockholders as being advisable and fair to and in the best interests of Tecnol and its stockholders, or shall have modified or rescinded its approval of the Merger Agreement, or has resolved to do any of the foregoing, (B) the Tecnol Board has recommended to the stockholders of Tecnol any Takeover Proposal (other than by Kimberly-Clark or an Affiliate of Kimberly-Clark) or has resolved to do so, or (C) a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of Tecnol is commenced, and the Tecnol Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders within the 10 business-day period (or such shorter period) required by Section 14e-2 of the Exchange Act (the taking of no position by the expiration of such 10 business-day period (or such shorter period) with respect to the acceptance of such tender offer or exchange offer by its stockholders constituting such a failure); or (iii) if all of the following occur: (A) prior to the Tecnol Special Meeting the Merger Agreement is not terminated and there is publicly announced a Takeover Proposal by any Person (other than Kimberly-Clark or an Affiliate of Kimberly-Clark), (B) after such public announcement, the stockholders of Tecnol do not approve the Merger at the Tecnol Special Meeting,
(C) within 12 months after the Tecnol Special Meeting Tecnol enters into any written letter of intent, acquisition agreement, merger agreement or other similar agreement in respect of a Takeover Proposal with such Person or such Person commences any tender or exchange offer for the Tecnol Common Stock, and
(D) within 12 months after such entry into any letter of intent or agreement or such commencement of any tender or exchange offer, such Person shall consummate a transaction similar to that contemplated by such Takeover Proposal or any tender or exchange offer for Beneficial Ownership of at least 20% of Tecnol Common Stock.

     The Option will terminate upon the earlier to occur of: (i) the Effective Time of the Merger, or (ii) the termination of the Merger Agreement in accordance with its terms; provided, however, that under certain circumstances the Option will remain exercisable until the date which is 180 days after such termination; and further provided, however, that, if prior to the termination of the Merger Agreement in accordance with its terms, a Takeover Proposal has been publicly announced, the Option will not terminate until the earlier of (A) the date a Purchase Event can no longer occur; and (B) 180 days after the occurrence of a Purchase Event, except that if the Purchase Event is of the type described in clause (ii) of the preceding paragraph, the Option will not terminate until 180 days after the termination of the Merger Agreement.

     After the occurrence of a Purchase Event (but prior to the second anniversary of such Purchase Event), Kimberly-Clark will have the right at any time after a Put Event (as defined below) has occurred to require Tecnol to repurchase the Option from Kimberly-Clark, together with all of the Tecnol Common Stock purchased by Kimberly-Clark pursuant thereto and with respect to which Kimberly-Clark then has Beneficial Ownership (as that term is defined in the Company Option Agreement), at the market price at the time the right is exercised, subject to the terms and limitations of the Company Option Agreement. A "Put Event" will be deemed to have occurred: (i) upon the consummation of any merger, consolidation or any similar transaction involving Tecnol or any purchase, lease or other acquisition of all or substantially all of the assets of Tecnol and its Subsidiaries considered as a whole; or (ii) upon the acquisition by any person of Beneficial Ownership of 50% or more of the then outstanding shares of Tecnol Common Stock, provided that no such event shall constitute a Put Event unless a Purchase Event shall have occurred prior to expiration or termination of the Option.

     After the date which is the later of: (i) six months after a Purchase Event has occurred; and (ii) six months after the termination of the Merger Agreement, Tecnol has a right to repurchase the Option, together with all shares of Tecnol Common Stock subject thereto or purchased by Kimberly-Clark pursuant to the exercise of the Option and with respect to which Kimberly-Clark then has Beneficial Ownership, at the market price at the time the right is exercised, subject to the terms and limitations of the Company Option Agreement.

     For three years after a Purchase Event, Kimberly-Clark (or any holder of more than 1,000,000 shares of Tecnol Common Stock issued pursuant to the Option) has a one-time right to require Tecnol to file a registration statement with the SEC covering the Tecnol Common Stock acquired upon exercise of the Option.

     Kimberly-Clark required, as a condition to Kimberly-Clark's willingness to enter into the Merger Agreement, that Tecnol enter into the Company Option Agreement concurrently with the execution of the

Merger Agreement, in an effort to increase the likelihood that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Consequently, certain aspects of the Company Option Agreement may have the effect of discouraging persons who right now, or prior to the Effective Time, may be interested in acquiring all of or a significant interest in Tecnol or proposing such an acquisition. Exercise of the Option by Kimberly-Clark in the event it were to become exercisable would provide Kimberly-Clark with the right to vote approximately 16.6% of the Tecnol Common Stock then outstanding, but given the $22.00 exercise price, would have no economic consequences unless another proposal involved consideration in excess of $22.00 per share.

                         COMPANY STOCKHOLDER AGREEMENTS

     The description of the Company Stockholder Agreements contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Company Stockholder Agreements, the form of which is attached hereto as Annex III to this Proxy Statement/Prospectus and is incorporated herein by reference.

     As a condition to Kimberly-Clark's willingness to enter into the Merger Agreement, Kimberly-Clark required that each of Mr. Hubbard and Mr. Brunson execute separate Company Stockholder Agreements pursuant to which they agreed, among other things: (i) to vote (or cause to be voted) all shares of Tecnol Common Stock they beneficially own and have a right to vote (except in their respective capacities as trustees of the ESOP) to approve the Merger; (ii) to vote against any other merger and certain other transactions; (iii) not to sell or otherwise dispose of such shares, subject to a de minimis exception; and (iv) not to enter into any other voting arrangement with respect to such shares. The Company Stockholder Agreements will terminate upon the earliest to occur of: (i) the close of business on August 31, 1998; (ii) the Effective Time; or (iii) the termination of the Merger Agreement in accordance with its terms; provided, that under certain circumstances the Significant Stockholders will comply with clauses (ii), (iii) and (iv) of the first sentence of this paragraph for 180 days after the termination of the Company Stockholder Agreements.

     Messrs. Hubbard and Brunson beneficially owned and had the right to vote (except in their capacities as trustees of the ESOP), in the aggregate, 4,031,945 shares of Tecnol Common Stock on the Record Date. Such shares, which represent approximately 20.1% of the shares of Tecnol Common Stock outstanding on the Record Date, are subject to the Company Stockholder Agreements.

     The Company Stockholder Agreements bind the actions of Messrs. Hubbard and Brunson only in their capacity as Tecnol stockholders. Messrs. Hubbard and Brunson have complete freedom pursuant to the Company Stockholder Agreements to act in accordance with their fiduciary duties as directors of Tecnol. Accordingly, while such stockholders/directors are contractually bound by the Company Stockholder Agreements to vote as a Tecnol stockholder in favor of the Merger and against other Takeover Proposals (should any be presented), their fiduciary duties as Tecnol directors nevertheless require them to act in their capacity as directors in the best interest of Tecnol both when they decided to approve the Merger and going forward with respect to any decisions they may make in connection with the Merger or otherwise.

                   DESCRIPTION OF KIMBERLY-CLARK COMMON STOCK

     The statements set forth under this heading with respect to the DGCL, Kimberly-Clark's Restated Certificate of Incorporation (the "Kimberly-Clark Charter"), Kimberly-Clark's By-laws (the "Kimberly-Clark By-laws") and its Rights Agreement dated as of June 21, 1988, as amended and restated as of June 8, 1995 (as so amended and restated, the "Kimberly-Clark Rights Agreement") with Boston EquiServe, as Rights Agent (copies of which have been filed as Exhibits to the Registration Statement) are brief summaries thereof and do not purport to be complete; such statements are subject to the detailed provisions of the DGCL, the Kimberly-Clark Charter, the Kimberly-Clark By-laws and the Kimberly-Clark Rights Agreement. See "AVAILABLE INFORMATION."

     The authorized capital stock of Kimberly-Clark consists of: 1,200,000,000 shares of Kimberly-Clark Common Stock; and 20,000,000 shares of Preferred Stock, without par value (the "Kimberly-Clark Preferred Stock"), of which 2,000,000 shares have been designated as "Kimberly-Clark Series A Junior Participating Preferred Stock" (hereinafter the "Kimberly-Clark Series A Preferred Stock"). At the close of business on November 6, 1997, there were 547,367,429 shares of Kimberly-Clark Common Stock outstanding and no shares of Kimberly-Clark Series A Preferred Stock outstanding.

     The Kimberly-Clark Board is authorized to provide for the issuance from time to time of Kimberly-Clark Preferred Stock in series and, as to each series, to fix the designation, the dividend rate (and whether cumulative) and the preferences, if any, which dividends on such series will have with respect to any other class or series of capital stock of Kimberly-Clark, the voting rights, if any, the voluntary and involuntary liquidation prices, the conversion or exchange privileges, if any, applicable thereto and the redemption price or prices and the other terms of redemption, if any, applicable thereto. Cumulative dividends, dividend preferences and conversion, exchange and redemption provisions, to the extent that some or all of these features may be present when shares of Kimberly-Clark Preferred Stock are issued, could have an adverse effect on the availability of earnings for distribution to the holders of Kimberly-Clark Common Stock or for other corporate purposes.

DIVIDEND RIGHTS

     The holders of Kimberly-Clark Common Stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of the Kimberly-Clark Board, subject to any preferential dividend rights of the holders of any outstanding series of Kimberly-Clark Preferred Stock. See "SUMMARY -- Market Prices and Dividends Paid."

VOTING RIGHTS

     The holders of Kimberly-Clark Common Stock are entitled to one vote for each share held on each matter submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Kimberly-Clark Common Stock entitled to vote in any election of directors may elect all of the directors then standing for election. See "-- Change of Control" for information regarding Kimberly-Clark's classified Board of Directors. All elections and matters submitted to a vote of stockholders are decided by plurality vote, except as otherwise required by the DGCL or the Kimberly-Clark Charter. The Kimberly-Clark Charter provides that the following corporate actions require the approval, given at a stockholders' meeting or by consent, of the holders of at least two-thirds of the shares of capital stock outstanding and entitled to vote thereon: (i) the dissolution of Kimberly-Clark;
(ii) the sale, lease, exchange or conveyance of all or substantially all of the property and assets of Kimberly-Clark; or (iii) the adoption of an agreement of merger or consolidation, provided that no stockholder approval is required for any merger or consolidation which, under the DGCL, does not need to be approved by the stockholders of Kimberly-Clark. See "COMPARISON OF THE RIGHTS OF HOLDERS OF KIMBERLY-CLARK COMMON STOCK AND TECNOL COMMON STOCK -- Approval of Mergers and Asset Sales." Any action required or permitted to be taken by the stockholders of Kimberly-Clark must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders, except for stockholder approvals described in the immediately preceding sentence. Meetings of stockholders of

Kimberly-Clark may be called only by the affirmative vote of the directors constituting a majority of the entire Kimberly-Clark Board or the Chairman of the Board or Chief Executive Officer of Kimberly-Clark.

     Notwithstanding that a lesser percentage may be specified by the DGCL, the affirmative vote of the holders of shares representing at least 80% of the voting power of all then outstanding shares of capital stock of Kimberly-Clark entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class, is required to amend or modify several portions of the Kimberly-Clark Charter, including: (i) the Kimberly-Clark Board's authority to issue Kimberly-Clark Preferred Stock; (ii) the provisions described in the last two sentences of the preceding paragraph; (iii) the provisions described in the second and third paragraphs under "-- Change of Control" with respect to the Kimberly-Clark Board; (iv) the provisions described in the fourth paragraph under "-- Change of Control" (Article X of the Kimberly-Clark Charter) limiting the ability of an interested stockholder to participate in certain business combinations with Kimberly-Clark; and (v) the limitations on amending or altering the Kimberly-Clark Charter described in this sentence, unless such amendment or modification is declared advisable by the affirmative vote of the directors constituting at least 75% of the entire Kimberly-Clark Board and, in the case of such Article X and this qualification, a majority of the Continuing Directors (as defined in the Kimberly-Clark Charter).

CHANGE OF CONTROL

     The DGCL, the Kimberly-Clark Charter, the Kimberly-Clark By-laws and the Kimberly-Clark Rights Agreement contain provisions that could discourage or make more difficult a change of control of Kimberly-Clark. Such provisions are designed to protect the stockholders of Kimberly-Clark against coercive, unfair or inadequate tender offers and other abusive takeover tactics and to encourage any Person contemplating a business combination with Kimberly-Clark to negotiate with the Kimberly-Clark Board for the fair and equitable treatment of all stockholders of Kimberly-Clark.

     Charter Provisions. The Kimberly-Clark Charter provides that, subject to the rights of the holders of any outstanding series of Kimberly-Clark Preferred Stock, nominations for directors can be made only by the Kimberly-Clark Board or by any stockholder of record pursuant to notice (a "Stockholder Nomination Notice") timely delivered to Kimberly-Clark. To be timely delivered, a Stockholder Nomination Notice must be received by the Secretary of Kimberly-Clark not less than 50 nor more than 75 days prior to the applicable meeting, unless less than 60 days notice or prior public disclosure of the date of such meeting has been given or made, in which case a Stockholder Nomination Notice must be so received not later than the close of business on the 10th day following the day on which such notice was mailed or such public disclosure was made, whichever first occurs. Each Stockholder Nomination Notice must contain specified information, including the name and address of the stockholder, a representation that such stockholder will be entitled to vote at such meeting and intends to appear in person or by proxy to nominate the person(s) specified in such Stockholder Nomination Notice, the name, age, address and principal occupation or employment of each such nominee, a description of all arrangements or understandings between such stockholder and each such nominee and any other person pursuant to which the nomination(s) are to be made by such stockholder and such other information regarding each such nominee as would be required to be included in a proxy statement filed under the Exchange Act; the consent of each such nominee to serve if elected must also be submitted.

     The Kimberly-Clark Charter specifies that the Kimberly-Clark Board shall be divided into three classes (as nearly equal as possible) and shall consist of not less than 11 nor more than 25 directors elected for three-year staggered terms. The directors are given the authority to determine the exact number of directors constituting the entire Kimberly-Clark Board and, subject to the rights of the holders of any outstanding series of Kimberly-Clark Preferred Stock, to fill vacancies and newly created directorships. Any directors so elected will hold office until the next election of the class to which such directors have been elected. The Kimberly-Clark Charter also provides that, subject to the rights of the holders of any outstanding series of Kimberly-Clark Preferred Stock: (i) any director, or the entire Board, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of shares representing at least 80% of the voting power of the then outstanding Voting Stock, voting together as a single class; and (ii) any director may be removed from office at any time by the affirmative vote of a majority of the entire Kimberly-Clark Board, but only for cause.

     Article X of the Kimberly-Clark Charter applies to specified mergers, consolidations, asset dispositions and other transactions involving a beneficial owner of 5% or more of the voting power of the then outstanding Voting Stock.
Article X requires that any such transaction be approved, in addition to any other vote required by law or the Kimberly-Clark Charter, and notwithstanding that no vote may be required, or that a lesser percentage may be specified by law or in any agreement with a securities exchange or otherwise, by the affirmative vote of the holders of shares representing at least 80% of the voting power of the then outstanding Voting Stock, voting together as a single class. These special voting requirements do not apply if the transaction is approved by a majority of the Continuing Directors (as the term is defined in the Kimberly-Clark Charter) or the consideration offered to the stockholders of Kimberly-Clark meets specified fair price standards (including related procedural requirements as to the form of consideration and continued payment of dividends), among other requirements.

     The ability of the Kimberly-Clark Board to issue and set the terms of Kimberly-Clark Preferred Stock could have the effect of making it more difficult for a third person to acquire, or of discouraging a third person from attempting to acquire, control of Kimberly-Clark.

     By-law Provisions. The Kimberly-Clark By-laws provide that the only business which may be conducted at a meeting of stockholders is: (i) such as has been specified in the notice of such meeting given by or at the direction of the Kimberly-Clark Board; (ii) otherwise properly brought before such meeting by or at the direction of the Kimberly-Clark Board; or (iii) specified in a written notice (a "Stockholder Meeting Notice") which has been timely delivered to Kimberly-Clark by a stockholder of record. To be timely delivered, a Stockholder Meeting Notice must be received by the Secretary of Kimberly-Clark not less than 75 nor more than 100 days prior to the first anniversary of the preceding year's annual meeting of stockholders, unless the date of the forthcoming annual meeting is advanced by more than 30 or delayed by more than 60 days from such anniversary date, in which case a Stockholder Meeting Notice must be so received not earlier than the close of business on the 100th day prior to such annual meeting and not later than the close of business on the later of the 75th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Each Stockholder Meeting Notice must contain specified information, including a brief description of the business to be brought before the meeting and the reasons for conducting such business, the name and address of the stockholder intending to propose such business, the number of shares of Kimberly-Clark stock beneficially held, either personally or in concert with others, by such stockholder, a representation that such stockholder intends to appear in person or by proxy at such meeting to present such business and any material interest of such stockholder in such business. However, the only business that can be conducted at a special meeting of stockholders is that which is brought before the meeting pursuant to Kimberly-Clark's notice of meeting.

     Stockholders Rights Plan. Pursuant to the Kimberly-Clark Rights Agreement, each holder of an outstanding share of Kimberly-Clark Common Stock has received, and each person receiving a share of Kimberly-Clark Common Stock pursuant to the Merger will receive, one Kimberly-Clark Right entitling the holder thereof to purchase from Kimberly-Clark, at a price of $112.50 (the "Kimberly-Clark Purchase Price"), subject to adjustment, one two-hundredth of a share of Kimberly-Clark Series A Preferred Stock.

     Until the earlier to occur of: (i) 10 days after the first public announcement that a person or group (other than a Kimberly-Clark related entity) has become the beneficial owner of 20% or more of the outstanding shares of Kimberly-Clark Common Stock; or (ii) 10 business days (unless extended by the Kimberly-Clark Board in accordance with the Kimberly-Clark Rights Agreement) after the commencement of, or the first public announcement of the intention to make, a tender or exchange offer the consummation of which would result in any person or group (other than a Kimberly-Clark related entity) becoming such a 20% beneficial owner (the earlier of the dates specified in clause (i) and (ii) being the "Kimberly-Clark Distribution Date"), the Kimberly-Clark Rights will be evidenced by certificates representing Kimberly-Clark Common Stock, will be transferable only in connection with the transfer of the Kimberly-Clark Common Stock and will not be exercisable. After the Kimberly-Clark Distribution Date, the Kimberly-Clark Rights become exercisable, and separate certificates evidencing the Kimberly-Clark Rights will be mailed to the registered holders of outstanding shares of Kimberly-Clark Common Stock. Such separate certificates will thereafter constitute the sole evidence of the Kimberly-Clark Rights.

     In the event that any person or group (other than a Kimberly-Clark related entity) becomes the beneficial owner of 20% or more of the outstanding shares of Kimberly-Clark Common Stock, proper provision will be made so that each registered holder of a Kimberly-Clark Right will thereafter have the right to receive, upon the exercise thereof at a price equal to the then current Kimberly-Clark Purchase Price multiplied by the number of one two-hundredths of a share of Kimberly-Clark Series A Preferred Stock for which a Kimberly-Clark Right is then exercisable, the number of shares of Kimberly-Clark Common Stock having a market value of two times such price. After the occurrence of the event described in the preceding sentence, all Kimberly-Clark Rights which are, or under circumstances specified in the Kimberly-Clark Rights Agreement were, beneficially owned by such person or group will be void. In addition, after the first public announcement that any person or group has become such a 20% beneficial owner, in the event that Kimberly-Clark is acquired in a merger or other business combination or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each registered holder of a Kimberly-Clark Right (except Kimberly-Clark Rights which have become void) will thereafter have the right to receive, upon the exercise thereof at a price equal to the then current Kimberly-Clark Purchase Price multiplied by the number of one two-hundredths of a share of Kimberly-Clark Series A Preferred Stock for which a Kimberly-Clark Right is then exercisable, the number of common shares of the acquiring company which at the time of such transaction will have a market value of two times such price.

     Under certain circumstances, Kimberly-Clark may redeem the Kimberly-Clark Rights, in whole, but not in part, at a price of $.005 per Kimberly-Clark Right or exchange the Kimberly-Clark Rights (except Rights which have become void), in whole or in part, at an exchange ratio of one share of Kimberly-Clark Common Stock per Kimberly-Clark Right, in each case subject to adjustment. The Kimberly-Clark Rights will expire on June 8, 2005, unless earlier redeemed or exchanged or unless such expiration date is extended by the Kimberly-Clark Board.

     DGCL. Section 203 of the DGCL prohibits generally a public Delaware corporation, including Kimberly-Clark, from engaging in a Business Combination with an Interested Stockholder for a period of three years after the date of the transaction in which an Interested Stockholder became such, unless: (i) the board of directors of such corporation approved, prior to the date such Interested Stockholder became such, either such Business Combination or such transaction; (ii) upon consummation of such transaction, such Interested Stockholder owns at least 85% of the voting shares of such corporation (excluding specified shares); or (iii) such Business Combination is approved by the board of directors of such corporation and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least
66 2/3% of the outstanding voting shares of such corporation (excluding shares held by such Interested Stockholder). A "Business Combination" includes: (i) mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an Interested Stockholder; (ii) certain transactions resulting in the issuance or transfer to an Interested Stockholder of any stock of such corporation or its subsidiaries; and (iii) other transactions resulting in a disproportionate financial benefit to an Interested Stockholder. An "Interested Stockholder" is a person who, together with its affiliates and associates, owns (or within a three-year period did own) 15% or more of a corporation's stock entitled to vote generally in the election of directors.

LIQUIDATION RIGHTS

     Upon the liquidation, dissolution or winding up of the affairs of Kimberly-Clark, the holders of Kimberly-Clark Common Stock are entitled to share ratably in all assets of Kimberly-Clark available for distribution to such holders after the payment of all debts and other liabilities, subject to the prior rights of the holders of any outstanding series of Kimberly-Clark Preferred Stock.

MISCELLANEOUS

     The holders of Kimberly-Clark Common Stock do not have preemptive, subscription, redemption or conversion rights. The outstanding shares of Kimberly-Clark Common Stock are, and the shares of Kimberly-Clark Common Stock to be delivered pursuant to the Merger upon delivery will be, duly authorized, validly issued, fully paid and nonassessable. The outstanding shares of Kimberly-Clark Common Stock are, and the shares of Kimberly-Clark Common Stock to be delivered pursuant to the Merger upon notice of issuance will be, listed on the NYSE, the CSE and the PSE. Boston EquiServe is the transfer and dividend disbursing agent and registrar for Kimberly-Clark Common Stock.

                     COMPARISON OF THE RIGHTS OF HOLDERS OF
              KIMBERLY-CLARK COMMON STOCK AND TECNOL COMMON STOCK

     The statements set forth under this heading with respect to the DGCL, Tecnol's Certificate of Incorporation (the "Tecnol Charter") and By-laws (the "Tecnol By-laws"), the Kimberly-Clark Charter, Kimberly-Clark By-laws and the Kimberly-Clark Rights Agreement (copies of which have been filed as Exhibits to the Registration Statement) are brief summaries thereof and do not purport to be complete; such statements are subject to the detailed provisions of the DGCL, the Tecnol Charter, the Tecnol By-laws, the Kimberly-Clark Charter, the Kimberly-Clark By-laws and the Kimberly-Clark Rights Agreement. See "AVAILABLE INFORMATION."

GENERAL

     The following summary compares certain rights of the holders of Tecnol Common Stock to the rights of the holders of Kimberly-Clark Common Stock. The rights of Tecnol stockholders are governed principally by the DGCL, the Tecnol Charter and the Tecnol By-laws. Upon consummation of the Merger, such stockholders will become holders of Kimberly-Clark Common Stock, and their rights will be governed principally by the DGCL, the Kimberly-Clark Charter and the Kimberly-Clark By-laws. In most respects, the rights of Kimberly-Clark stockholders are similar to those of Tecnol stockholders. The following summarizes the material differences between the rights of holders of Tecnol Common Stock and Kimberly-Clark Common Stock.

DIVIDENDS

     Although the rights of Tecnol stockholders and Kimberly-Clark stockholders with respect to the receipt of dividends are essentially the same, Tecnol has never paid cash dividends and currently has no plans to pay cash dividends in the near future. See "DESCRIPTION OF KIMBERLY-CLARK COMMON STOCK -- Dividend Rights" and "SUMMARY -- Market Prices and Dividends Paid."

     Under the DGCL, a corporation may pay dividends out of surplus (defined as the excess, if any, of net assets over capital) or, if no such surplus exists, out of its net profits for the fiscal year in which such dividends are declared and/or for its preceding fiscal year, provided that dividends may not be paid out of net profits if the capital of such corporation is less than the aggregate amount of capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

     Tecnol's ability to declare and pay dividends is restricted by covenants in loan agreements governing its bank credit facility and its obligations with respect to industrial revenue bonds that were issued to finance the acquisition and construction of Tecnol's headquarters facility. In general, these agreements prohibit Tecnol from declaring and paying cash dividends in any 12-month period in excess of Tecnol's net cash flow (as that term is defined in the loan agreements) without the prior consent of certain of Tecnol's creditors. While Tecnol has never paid any cash dividends, as of August 30, 1997, approximately $10.4 million was available for the payment of dividends under these restrictions. There are no similar restrictions limiting Kimberly-Clark's ability to pay dividends.

VOTING RIGHTS

     Each share of Tecnol Common Stock and each share of Kimberly-Clark Common Stock is entitled to one vote on each matter submitted to a vote of stockholders. Neither the holders of Tecnol Common Stock nor the holders of Kimberly-Clark Common Stock have cumulative voting rights in the election of directors.

     The Tecnol directors are elected by the affirmative vote of the plurality of the shares entitled to vote in the election of directors and represented in person or by proxy at a meeting of stockholders at which a quorum is present. The Kimberly-Clark directors are elected by the affirmative vote of the majority of the shares entitled to vote in the election of directors and represented in person or by proxy at a meeting of stockholders at which a quorum is present. For additional information regarding the comparable voting rights of the holders

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

of Kimberly-Clark Common Stock, see "DESCRIPTION OF KIMBERLY-CLARK COMMON STOCK -- Voting Rights."

DIRECTORS

     Number and Election of Directors. Under the DGCL, the charter document or by-laws of a corporation may specify the number of directors. The Tecnol Charter and By-laws provide that the Tecnol Board shall consist of not less than three nor greater than nine directors elected for staggered three year terms. The Tecnol Charter established the initial number of directors on the Tecnol Board as six, which is the current size of the Tecnol Board; the Tecnol Charter and By-laws provide that, subject to the rights of the holders of any outstanding series of Tecnol Preferred Stock, the number of directors may be changed only by resolution of the Tecnol Board. Subject to the rights of the holders of any outstanding series of Tecnol Preferred Stock, the Tecnol Board may fill vacancies and newly created directorships. The Kimberly-Clark Charter specifies that the Kimberly-Clark Board shall consist of not less than 11 nor more than 25 directors elected for staggered three year terms, with the exact number determined by the Kimberly-Clark Board. The current size of the Kimberly-Clark Board is 12. Subject to the rights of the holders of any outstanding series of Kimberly-Clark Preferred Stock or any other class of capital stock of Kimberly-Clark (other than the Kimberly-Clark Common Stock), the Kimberly-Clark Board may fill vacancies and newly created directorships.

     Classification. Directors of both Tecnol and Kimberly-Clark serve staggered terms of office. Both the Tecnol Charter and By-laws and the Kimberly-Clark Charter provide that their respective boards of directors shall be divided, with respect to the terms of office for the individual directors, into three classes, as nearly equal as possible, with each class to serve a staggered three year term.

     Removal. In the absence of express director removal provisions, the DGCL provides that directors may be removed, with or without cause, by a majority vote of the holders of the voting stock of a corporation entitled to vote at the meeting at which the vote is taken. The Tecnol By-laws provide for the removal (only for cause) of the entire Tecnol Board or any individual director by the affirmative vote of the holders of a majority of the shares then entitled to vote in the elections of directors. The Kimberly-Clark Charter expressly provides for the removal (only for cause) of the entire Kimberly-Clark Board or any individual director by a super-majority vote representing at least 80% of the voting power of the then outstanding Voting Stock voting as a single class. Under the Kimberly-Clark Charter, any director may be removed from office at any time for cause by a majority vote of the entire Kimberly-Clark Board. The Tecnol Board does not have such a removal power.

     The composition of the Tecnol Board is restricted by one of Tecnol's loan agreements. Under the Third Amended and Restated Loan Agreement by and between Tecnol and NationsBank of Texas, N.A., dated November 15, 1993, as modified as of July 1, 1994, March 15, 1995, May 8, 1995, December 5, 1995, March 13, 1996
and March 12, 1997, a negative covenant prohibits the Tecnol Board from being comprised of less than a majority of (i) members of the incumbent Tecnol Board as of November 1, 1993 or (ii) directors who are nominated by a majority of the Tecnol officers and directors. There are no similar restrictions on the composition of the Kimberly-Clark Board.

     Nominations. The Tecnol By-laws provide that nominations for director can be made only by or at the direction of the Tecnol Board or by a stockholder entitled to vote for the election of directors at a stockholders meeting. With respect to stockholder nominations, written notice of such stockholder's intent to make such nominations at such meeting must be received by the Secretary of Tecnol in the manner and within the time period specified in the Tecnol By-laws. For information regarding the comparable nominations of directors by the holders of Kimberly-Clark Common Stock, see "DESCRIPTION OF KIMBERLY-CLARK COMMON
STOCK -- Change of Control -- Charter Provisions."

     Fiduciary Duties of Directors. Under the DGCL, directors have a fiduciary relationship to their corporation and its stockholders and, as such, are required to discharge their duties in good faith and in a manner reasonably believed to be in the best interests of such corporation and its stockholders. They are required to use such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. Absent a breach of fiduciary duty, a lack of good faith or self-dealing, any act of the board of directors, a committee thereof or an individual director is presumed to be in the best interests of such corporation. Delaware courts have held that the duty of care requires directors to exercise an informed business judgment, which requires that they have informed themselves of all material information reasonably available. Delaware courts have imposed a heightened standard of conduct on directors who are responding to a proposed change of control or are engaging in a sale or auction of their corporation.

     Liability of Directors. The DGCL permits a corporation to limit the personal liability of its directors, with specified exceptions. The DGCL permits a corporation to include in its certificate of incorporation a provision limiting or eliminating the liability of its directors to such corporation or its stockholders for monetary damages arising from a breach of fiduciary duty, except for: (i) a breach of the duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or constituting intentional misconduct or a knowing violation of law; (iii) a declaration of a dividend or the authorization of the repurchase or redemption of stock in violation of the DGCL; or (iv) any transaction from which the director derived an improper personal benefit. Both the Tecnol Charter and the Kimberly-Clark Charter eliminate director liability to the maximum extent permitted by the DGCL.

CALL OF SPECIAL MEETINGS

     A special meeting of the stockholders of Tecnol may be called by the Tecnol Board, the Chairman and Chief Executive Officer of Tecnol, the President of Tecnol or by holders of not less than a majority of all of the shares of Tecnol stock entitled to vote at the meeting.

     Meetings of stockholders of Kimberly-Clark may be called only by the affirmative vote of the directors constituting a majority of the entire Kimberly-Clark Board, the Chairman of the Board of Kimberly-Clark or the Chief Executive Officer of Kimberly-Clark.

ACTION OF STOCKHOLDERS WITHOUT A MEETING

     The DGCL permits the stockholders of a corporation to consent in writing to any action without a meeting, unless the certificate of incorporation of such corporation provides otherwise, provided such consent is signed by stockholders having at least the minimum number of votes required to authorize such action at a meeting. The Tecnol Charter and By-laws contain a prohibition that prevents Tecnol's stockholders from taking any action without a meeting if the Tecnol Common Stock is registered pursuant to a registration statement. This prohibition was triggered upon the September 26, 1991 registration of Tecnol's Common Stock with the SEC. The Kimberly-Clark Charter permits stockholders to act without a meeting only with respect to specified actions. See "DESCRIPTION OF KIMBERLY-CLARK COMMON STOCK -- Voting Rights."

STOCKHOLDER PROPOSALS

     As described above, both the Tecnol By-laws and the Kimberly-Clark Charter restrict the manner in which nominations for director may be made by stockholders. The Tecnol By-laws establish certain notice requirements that must be satisfied by a stockholder in order to bring other business before an annual meeting of Tecnol stockholders. The Tecnol By-laws restrict business that may be transacted at a special meeting of Tecnol stockholders to the subjects stated in the notice of the meeting. The Kimberly-Clark By-laws establish certain requirements that must be satisfied by a stockholder in order to bring other business before a meeting of stockholders. See "Charter Provisions" and "By-Law Provisions" under "DESCRIPTION OF KIMBERLY-CLARK COMMON STOCK -- Change of Control."

AMENDMENT TO CHARTER DOCUMENT

     Under the DGCL, the charter of a corporation may be amended by resolution of the Board of Directors and the affirmative vote of the holders of a majority of the outstanding shares of Voting Stock entitled to vote thereon. With respect to any amendment to the charter of a corporation that would adversely affect a particular class or series of stock, the DGCL requires the separate approval by the holders of the affected class or series of stock, voting together as a single class. Any amendment to the Tecnol Charter affecting the structure and terms of the Tecnol Board and any amendment affecting the Tecnol Charter's Business Combination provisions, requires a super-majority approval by the Tecnol stockholders. As described above, certain amendments to the Kimberly-Clark Charter require a super-majority vote. See "DESCRIPTION OF KIMBERLY-CLARK COMMON STOCK -- Voting Rights."

AMENDMENT TO BY-LAWS

     The Tecnol By-laws may be amended or repealed by the affirmative vote of a majority of the Tecnol Board present at a meeting at which a quorum is present. While the Tecnol By-laws are silent regarding the Tecnol stockholders' power to amend or repeal the Tecnol By-laws, the Tecnol stockholders have such a power under Section 109 of the DGCL. The Kimberly-Clark By-laws permit the amendment or repeal thereof by either the Kimberly-Clark stockholders or the Kimberly-Clark Board.

APPROVAL OF MERGERS AND ASSET SALES

     Under the DGCL, unless required by its certificate of incorporation (neither the Tecnol Charter nor the Kimberly-Clark Charter contain such a requirement), no vote of the stockholders of a constituent corporation surviving a merger is necessary to authorize such merger if: (i) the agreement of merger does not amend the certificate of incorporation of such constituent corporation;
(ii) each share of stock of such constituent corporation outstanding prior to such merger is to be an identical outstanding or treasury share of the surviving corporation after such merger; (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such common stock are to be issued under such agreement of merger, or the number of shares of common stock issued or so issuable does not exceed 20% of the number thereof outstanding immediately prior to such merger; and (iv) certain other conditions are satisfied. In addition, the DGCL provides that a parent corporation that is the record holder of at least 90% of the outstanding shares of each class of stock of a subsidiary may merge such subsidiary into such parent corporation without the approval of such subsidiary's stockholders or board of directors.

     The Tecnol Charter contains provisions relating to approvals of certain Business Combinations. See "-- Anti-Takeover Provisions."

     The Kimberly-Clark Charter contains additional provisions relating to approval of mergers, consolidations and asset dispositions. See "DESCRIPTION OF KIMBERLY-CLARK COMMON STOCK -- Voting Rights" and "-- Change of Control."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to: (i) any action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) against expenses (including attorneys' fees), judgments, fines and reasonable settlement amounts if such person acted in good faith and reasonably believed that his or her actions were in or not opposed to the best interests of such corporation and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful; or (ii) any derivative action or suit on behalf of such corporation against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, if such person acted in good faith and reasonably believed that his or her actions were in or not opposed to the best interests of such corporation. With respect to derivative suits and actions, in the event that a person is adjudged to be liable to the corporation, the DGCL prohibits indemnification unless, and then only to the extent that, either the Delaware Court of Chancery or the court in which such derivative action or suit was brought determines that such person is entitled to indemnification for those expenses which that court deems proper. To the extent that a representative of a corporation has been successful on the merits or otherwise in the defense of a third party or derivative action, indemnification for actual and reasonable expenses incurred is mandatory. The Tecnol Charter provides for the indemnification of directors and officers of Tecnol to the maximum extent permitted by the DGCL. The Tecnol Charter authorizes the Tecnol Board, from time to time, to indemnify employees and agents of Tecnol to the maximum extent permitted by the DGCL. The

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

Tecnol Charter also provides for the mandatory advancement of certain expenses upon the delivery of an undertaking to reimburse all amounts so advanced to which a person is determined by a court not to be entitled, if required by the DGCL.

     The Kimberly-Clark By-laws provide for indemnification of directors and officers of Kimberly-Clark to the maximum extent permitted under the DGCL. The Kimberly-Clark By-laws further provide for the permissive advancement of certain expenses in accordance with the DGCL, subject to certain limitations, including the delivery of an undertaking to reimburse all amounts so advanced to which a person is determined by a court not to be entitled.

ANTI-TAKEOVER PROVISIONS

     Section 203 of the DGCL prohibits generally a public Delaware corporation from engaging in a Business Combination with an Interested Stockholder for a period of three years after the date of the transaction in which an Interested Stockholder became such, unless: (i) the board of directors of such corporation approved, prior to the date such Interested Stockholder became such, either such Business Combination or such transaction; (ii) upon consummation of such transaction, such Interested Stockholder owns at least 85% of the voting shares of such corporation (excluding specified shares); or (iii) such Business Combination is approved by the board of directors of such corporation and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting shares of such corporation (excluding shares held by such Interested Stockholder). A "Business Combination" includes: (i) mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an Interested Stockholder; (ii) certain transactions resulting in the issuance or transfer to an Interested Stockholder of any stock of such corporation or its subsidiaries; and (iii) other transactions resulting in a disproportionate financial benefit to an Interested Stockholder. An "Interested Stockholder" is a person who, together with its affiliates and associates, owns (or within a three-year period did own) 15% or more of a corporation's stock entitled to vote generally in the election of directors.

     In addition to the DGCL, the Tecnol Charter requires the affirmative vote of the holders of at least 80% of the Tecnol Common Stock entitled to vote in the elections of directors ("Tecnol Voting Stock"), voting together as a single class, to approve, among other things, certain Tecnol Business Combinations (as defined below), unless (a) with respect to a Tecnol Business Combination that does not involve any cash or other consideration being received by any Tecnol stockholder, a certain number of members of the Tecnol Board remain as directors and a majority of those remaining Tecnol Board members approve the transaction, or (b) with respect to any other Tecnol Business Combination, among other things: (i) the consideration received by each holder of Tecnol Common Stock is in cash or in the same form as the Tecnol Interested Stockholder has previously paid for Tecnol Voting Stock; (ii) the consideration received by each holder of Tecnol Common Stock is at least equal to the greater of (A) the highest price per share paid by the Tecnol Interested Stockholder for any shares of Tecnol Common Stock acquired by the Tecnol Interested Stockholder within the two-year period immediately prior to the date of the first public announcement of the proposal of the Tecnol Business Combination (the "Announcement Date") or in the transaction in which the Tecnol Interested Stockholder became a Tecnol Interested Stockholder, whichever is higher, plus interest thereon and (B) the fair market value per share of Tecnol Common Stock; (iii) the consideration received by each holder of shares of Tecnol Voting Stock, other than Tecnol Common Stock, is at least equal to the greater of (A) the highest price per share paid by the Tecnol Interested Stockholder for any shares of such Tecnol Voting Stock acquired by the Tecnol Interested Stockholder within the two-year period immediately prior to the Announcement Date or in the transaction in which the Tecnol Interested Stockholder became a Tecnol Interested Stockholder, whichever is higher, plus interest thereon, (B) the fair market value per share of Tecnol Voting Stock, and (C) the highest preferential amount per share, if any, to which holders of shares of Tecnol Voting Stock would be entitled to receive in the event of any voluntary or involuntary liquidation, dissolution or winding up of Tecnol; and (iv) a proxy or information statement describing the proposed Tecnol Business Combination and complying with the requirements of the Exchange Act is sent to the Tecnol stockholders, regardless of whether such a proxy or information statement is required under the Exchange Act. A "Tecnol Business Combination" includes: (i) any merger or consolidation of Tecnol or any of its

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

subsidiaries with any Tecnol Interested Stockholder or any other corporation (whether or not itself a Tecnol Interested Stockholder) which is, or after such merger or consolidation would be an Affiliate (as defined in the Tecnol Charter) of a Tecnol Interested Stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of any assets of Tecnol or any of its subsidiaries with a fair market value of $10 million or more to any Tecnol Interested Stockholder or any Affiliate of a Tecnol Interested Stockholder;
(iii) the issuance or transfer by Tecnol or any of its subsidiaries of any securities of Tecnol or any of its subsidiaries to any Tecnol Interested Stockholder or any Affiliate of any Tecnol Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $10 million or more; (iv) the adoption of any plan or proposal for the liquidation or dissolution of Tecnol proposed by or on behalf of any Tecnol Interested Stockholder or any Affiliate of any Tecnol Interested Stockholder; or (v) any reclassification of securities or recapitalization of Tecnol or any merger or consolidation of Tecnol with any of its subsidiaries. A "Tecnol Interested Stockholder" (as defined in the Tecnol Charter) includes any Tecnol stockholder who: (i) is the beneficial owner, directly or indirectly, of 15% or more of the Tecnol Voting Stock; or (ii) is an Affiliate of Tecnol and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 15% or more of the Tecnol Voting Stock; or (iii) is an assignee of or has otherwise succeeded to any shares of Tecnol Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Tecnol Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction (or series of transactions) not involving a public offering within the meaning of the Securities Act. Additionally, the Tecnol Charter provides that in the event of a Business Combination in which Tecnol survives, consideration other than cash to be received shall include shares of Tecnol Common Stock (as well as any shares of any other class (or series) of outstanding Tecnol Voting Stock (if any)) retained by Tecnol stockholders. Under the terms of the Merger, no such shares of Tecnol stock (Tecnol Common Stock or otherwise) are to be retained by Tecnol stockholders.

     Neither the Kimberly-Clark Charter nor Kimberly-Clark By-Laws contain any provisions which modify Section 203 of the DGCL. For information on the provisions of the DGCL with respect to certain Business Combinations, see "DGCL" under "DESCRIPTION OF KIMBERLY-CLARK COMMON STOCK -- Change of Control."

KIMBERLY-CLARK RIGHTS

     Kimberly-Clark has issued the Kimberly-Clark Rights and is party to the Kimberly-Clark Rights Agreement. Tecnol is not party to any similar plan and has neither authorized nor issued similar securities. For a description of the Kimberly-Clark Rights, see "Stockholders Rights Plan" under "DESCRIPTION OF KIMBERLY-CLARK COMMON STOCK -- Change of Control."

LIQUIDATION

     The Tecnol Charter provides that the holders of Tecnol Common Stock are entitled to participate equally and on the same basis as to any distributions in the event of any dissolution, liquidation or winding up of Tecnol, whether voluntary or involuntary, except as otherwise may be provided in any designation of any series of Tecnol Preferred Stock. Upon the liquidation, dissolution or winding up of the affairs of Kimberly-Clark, the holders Kimberly-Clark Common Stock are entitled to share ratably in all assets of Kimberly-Clark available for distribution to such holders after the payment of all debts and other liabilities, subject to the prior rights of the holders of any outstanding series of Kimberly-Clark Preferred Stock. See "DESCRIPTION OF KIMBERLY-CLARK COMMON STOCK -- Liquidation Rights."

     The Tecnol Charter deems the adoption of any plan or proposal for the liquidation or dissolution of Tecnol proposed by or on behalf of any Tecnol Interested Stockholder or any Affiliate of a Tecnol Interested Stockholder as a Tecnol Business Combination. As discussed above, the Tecnol Charter requires the affirmative vote of the holders of at least 80% of the voting power of the then outstanding Voting Stock, voting together as a single class, to approve a Tecnol Business Combination, subject to certain specified exceptions.

MISCELLANEOUS

     Neither shares of Tecnol Common Stock nor Kimberly-Clark Common Stock have preemptive, subscription, redemption, or conversion rights.

                           BUSINESS OF KIMBERLY-CLARK

     Kimberly-Clark is engaged principally in the manufacturing and marketing throughout the world of a wide range of products for personal, business and industrial uses. Most of these products are made from natural and synthetic fibers using advanced technologies in absorbency, fibers and nonwovens. Kimberly-Clark's businesses are separated into three segments: Personal Care Products; Tissue-Based Products; and Newsprint, Paper and Other. Consolidated net sales of its products and services totaled approximately $13 billion in 1996.

     Personal Care Products includes disposable diapers, training and youth pants; feminine care and adult incontinence care products; wet wipes; health care products; and related products. Products in this business segment are for household use and are sold under a variety of well-known brand names, including Huggies, Pull-Ups, GoodNites, Kotex, New Freedom, Lightdays, Depend and Poise. Tissue-Based Products include facial and bathroom tissue, paper towels, paper napkins and wipers for household and away-from-home use; pulp; and related products. Products in this business segment are sold under the Kleenex, Scott, Kleenex Cottonelle, Kleenex Viva, Kimwipes, Wypall and other brand names. Products for household use are sold directly and through wholesalers to supermarkets, mass merchandisers, drugstores, warehouse clubs, home health care, variety and department stores and other retail outlets. Health care products are sold to distributors, converters and end-users. Products for away-from-home use are sold through distributors and directly to manufacturing, lodging, office building, food service and health care establishments and other high volume public facilities. Newsprint, Paper and Other includes newsprint, printing papers, premium business and correspondence papers, specialty papers, technical papers, and related products; and other products and services. Newsprint and groundwood printing papers are sold directly to newspaper publishers and commercial printers. Other papers and specialty products in this business segment are sold directly to users, converters, manufacturers, publishers and printers, and through paper merchants, brokers, sales agents and other resale agencies.

     On March 27, 1997, Kimberly-Clark sold its Coosa Pines, Alabama pulp and newsprint operations, and related woodlands to Alliance Forest Products Inc., a publicly held Canadian corporation, for approximately $600 million in cash.

     On February 25, 1997, Kimberly-Clark announced its intention to sell its pulp operations and related woodlands in Terrace Bay, Ontario; New Glasgow, Nova Scotia; and Miranda, Spain by mid-1998 as part of its plan to reduce its exposure to the cyclical, capital-intensive pulp business. Notwithstanding the planned divestitures, the Corporation intends to retain sufficient pulp and recycled fiber capacity in North America to support its away-from-home products and its consumer tissue products in the value category, all of which compete with products from fiber-integrated manufacturers.

     On June 6, 1997, Kimberly-Clark sold its 50.1 percent interest in Scott Paper Limited, a publicly-traded Canadian company ("SPL"), to Kruger, Inc. ("Kruger") as part of a transaction in which Kruger acquired all of SPL's outstanding common shares.

     On November 3, 1997, Kimberly-Clark announced that it has agreed to sell its pulp operations and related woodlands in Terrace Bay, Ontario, and New Glasgow, Nova Scotia, to Harmac Pacific,Inc., a publicly held Canadian corporation, for approximately $540 million in cash. This transaction, which is subject to regulatory approvals and completion of financing by Harmac Pacific, Inc., is expected to close in early January, 1998.

     Kimberly-Clark was incorporated in Delaware in 1928 as the successor to a business established in 1872. Its principal executive offices are located at 351 Phelps Drive, Irving, Texas 75038 and its telephone number is (972) 281-1200. For further information concerning Kimberly-Clark, see
"SUMMARY -- Kimberly-Clark

Corporation Selected Consolidated Financial Data," "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

                               BUSINESS OF TECNOL

     Tecnol is a leading provider of disposable face masks, cold therapy products and patient safety restraints to the U.S. hospital market. Tecnol designs, manufactures and markets more than 300 different products, which are sold in over 60 countries, primarily under Tecnol's brand names. Tecnol reported net sales of $144.4 million for the year ended November 30, 1996.

     Tecnol's products are classified into five groups: face masks; patient care products, such as cold therapy products and patient safety restraints; headwear and shoe covers; wound care; and orthopedic products. In addition to serving the U.S. hospital market, Tecnol serves the alternate health care, dental, industrial and consumer markets. Tecnol's products are sold to more than that 5,000 hospitals and alternate care sites in the U.S. and more than 3,000 hospitals outside the U.S. and are marketed through more than 1,350 distributors supported by more than 150 Tecnol sales and marketing professionals.

     Tecnol Medical Products, Inc., organized in 1991 as the successor to a Texas corporation formed in 1976, is a holding company that transacts business through its subsidiaries under the names "Tecnol," "Anago" and other trade names. Tecnol's principal executive offices are located at 7201 Industrial Park Blvd., Fort Worth, Texas 76180, and its telephone number is (817) 581-6424. For further information concerning Tecnol, see "SUMMARY -- Tecnol Medical Products, Inc. Selected Consolidated Financial Data," "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

                                    EXPERTS

     The consolidated financial statements and the related consolidated financial statement schedule as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 incorporated by reference in this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements and consolidated financial statement schedule for the year ended November 30, 1996 appearing in Tecnol's Annual Report on Form 10-K for the fiscal year ended November 30, 1996 (incorporated herein by reference) have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     Representatives of Arthur Andersen LLP are expected to be present at the Tecnol Special Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

                                 LEGAL OPINIONS

     The validity of the shares of Kimberly-Clark Common Stock being offered hereby is being passed for Kimberly-Clark by O. George Everbach, Senior Vice President-Law and Government Affairs of Kimberly-Clark. Mr. Everbach owned 61,648 shares of Kimberly-Clark Common Stock as of November 6, 1997 and held options to acquire 210,718 shares of such common stock (of which 90,175 options are currently exercisable or will become exercisable in 60 days from such date, and 15,687 shares of such common stock were attributable to his account under the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan).

     Sidley & Austin, counsel to Kimberly-Clark, and Carrington, Coleman, Sloman & Blumenthal, L.L.P., counsel to Tecnol, have delivered opinions concerning certain federal income tax consequences of the Merger. William O. Fifield, a partner in Sidley & Austin, is a director of Kimberly-Clark. Mr. Fifield beneficially owned 2,600 shares of Kimberly-Clark Common Stock as of November 6, 1997.

                                                                         ANNEX I

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                         TECNOL MEDICAL PRODUCTS, INC.,

                           KIMBERLY-CLARK CORPORATION

                                      AND

                           VANGUARD ACQUISITION CORP.

                         DATED AS OF SEPTEMBER 4, 1997

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                                   ARTICLE I
                      THE MERGER; CLOSING; EFFECTIVE TIME
 1.1.   The Merger.......................................................    2
 1.2.   Closing..........................................................    2
 1.3.   Effective Time...................................................    2
 1.4.   Further Assurances...............................................    2

                                  ARTICLE II
                   CERTIFICATE OF INCORPORATION AND BY-LAWS
                         OF THE SURVIVING CORPORATION
 2.1.   The Certificate of Incorporation.................................    2
 2.2.   The By-Laws......................................................    3

                                  ARTICLE III
                            OFFICERS AND DIRECTORS
                         OF THE SURVIVING CORPORATION
 3.1.   Directors........................................................    3
 3.2.   Officers.........................................................    3

                                  ARTICLE IV
                    EFFECT OF THE MERGER ON CAPITAL STOCK;
                           EXCHANGE OF CERTIFICATES
 4.1.   Effect on Capital Stock..........................................    3
        (a)  Merger Consideration........................................    3
        (b)  Cancellation of Shares......................................    3
        (c)  Merger Sub..................................................    3
 4.2.   Exchange of Certificates for Shares..............................    4
        (a)  Exchange Agent..............................................    4
        (b)  Exchange Procedures.........................................    4
        (c)  Distributions with Respect to Unexchanged Shares; Voting....    4
        (d)  Transfers...................................................    5
        (e)  Fractional Shares...........................................    5
        (f)  Termination of Exchange Fund................................    5
        (g)  Lost, Stolen or Destroyed Certificates......................    5
 4.3.   Dissenters' Rights...............................................    6
 4.4.   Adjustments of Conversion Number.................................    6

                                   ARTICLE V
                        REPRESENTATIONS AND WARRANTIES
 5.1.   Representations and Warranties of the Company....................    6
        (a)  Organization, Good Standing and Qualification...............    6
        (b)  Capital Structure...........................................    6
        (c)  Corporate Authority; Approval and Fairness..................    7
        (d)  Governmental Filings; No Violations.........................    7
        (e)  Company Reports; Financial Statements.......................    8
        (f)  Absence of Certain Changes..................................    8
        (g)  Litigation and Liabilities..................................    9
        (h)  Employee Matters............................................    9

                                                                           PAGE
                                                                           ----
        (i)  Compliance with Laws; Permits...............................   10
        (j)  Takeover Statutes...........................................   11
        (k)  Environmental Matters.......................................   11
        (l)  Tax Matters.................................................   11
        (m)  Taxes.......................................................   11
        (n)  Intellectual Property.......................................   12
        (o)  Brokers and Finders.........................................   13
 5.2.   Representations and Warranties of Parent and Merger Sub..........   13
        (a)  Capitalization of Merger Sub................................   13
        (b)  Organization, Good Standing and Qualification...............   13
        (c)  Capital Structure...........................................   14
        (d)  Corporate Authority.........................................   14
        (e)  Governmental Filings; No Violations.........................   15
        (f)  Parent Reports; Financial Statements........................   15
        (g)  Absence of Certain Changes..................................   16
        (h)  Litigation and Liabilities..................................   16
        (i)  Compliance with Laws; Permits...............................   16
        (j)  Environmental Matters.......................................   16
        (k)  Tax Matters.................................................   16
        (l)  Ownership of Shares.........................................   17
        (m)  Brokers and Finders.........................................   17

                                  ARTICLE VI
                                   COVENANTS
 6.1.   Interim Operations...............................................   17
 6.2.   Acquisition Proposals............................................   18
 6.3.   Information Supplied.............................................   19
 6.4.   Stockholders Meeting.............................................   19
 6.5.   Filings; Other Actions; Notification.............................   19
 6.6.   Taxation.........................................................   20
 6.7.   Access...........................................................   20
 6.8.   Affiliates.......................................................   21
 6.9.   Stock Exchange Listing and De-listing............................   21
 6.10.  Publicity........................................................   21
 6.11.  Options and Benefits.............................................   21
        (a)  Stock Options...............................................   21
        (b)  Employee Benefits...........................................   21
 6.12.  Fees and Expenses................................................   22
 6.13.  Indemnification; Directors' and Officers' Insurance..............   22
 6.14.  Takeover Statute.................................................   23
 6.15.  Parent Vote......................................................   24
 6.16.  Notification of Certain Matters..................................   24
 6.17.  Real Estate Transfer and Gains Tax...............................   24

                                  ARTICLE VII
                                  CONDITIONS
 7.1.   Conditions to Each Party's Obligation to Effect the Merger.......   24
        (a)  Stockholder Approval........................................   24
        (b)  NYSE Listing................................................   24
        (c)  Regulatory Consents.........................................   24

                                                                           PAGE
                                                                           ----
        (d)  Litigation..................................................   25
        (e)  S-4.........................................................   25
        (f)  Blue Sky Approvals..........................................   25
 7.2.   Conditions to Obligations of Parent and Merger Sub...............   25
        (a)  Representations and Warranties..............................   25
        (b)  Performance of Obligations of the Company...................   25
        (c)  Consents Under Agreements...................................   25
        (d)  Tax Opinion.................................................   25
 7.3.   Conditions to Obligation of the Company..........................   26
        (a)  Representations and Warranties..............................   26
        (b)  Performance of Obligations of Parent and Merger Sub.........   26
        (c)  Consents Under Agreements...................................   26
        (d)  Tax Opinion.................................................   26

                                 ARTICLE VIII
                                  TERMINATION
 8.1.   Termination......................................................   27
 8.2.   Effect of Termination............................................   28

                                  ARTICLE IX
                           MISCELLANEOUS AND GENERAL
 9.1.   Survival.........................................................   28
 9.2.   Modification or Amendment........................................   29
 9.3.   Waiver of Conditions.............................................   29
 9.4.   Counterparts.....................................................   29
 9.5.   Governing Law and Venue; Waiver of Jury Trial....................   29
 9.6.   Notices..........................................................   30
 9.7.   Entire Agreement; No Other Representations.......................   30
 9.8.   No Third Party Beneficiaries.....................................   30
 9.9.   Obligations of Parent and of the Company.........................   30
 9.10.  Severability.....................................................   31
 9.11.  Interpretation...................................................   31
 9.12.  Assignment.......................................................   31
 9.13.  Specific Performance.............................................   31

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (hereinafter called this "Agreement"), dated as of September 4, 1997, among Tecnol Medical Products, Inc., a Delaware corporation (the "Company"), Kimberly-Clark Corporation, a Delaware corporation ("Parent"), and Vanguard Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub," the Company and Merger Sub sometimes being hereinafter collectively referred to as the "Constituent Corporations").

                                    RECITALS

     WHEREAS, the respective Boards of Directors of each of Parent, Merger Sub and the Company have approved and declared advisable the merger of Merger Sub with and into the Company (the "Merger") and approved the Merger upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of the Common Stock, par value $.001 per share, of the Company (a "Share" or, collectively, the "Shares"), not owned directly or indirectly by Parent or the Company, will be converted into shares of Common Stock, $1.25 par value, of Parent ("Parent Common Stock");

     WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is in furtherance of and consistent with their respective long-term business strategies and is fair to and in the best interests of their respective stockholders;

     WHEREAS, it is intended that, for federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code");

     WHEREAS, for financial accounting purposes, it is intended that the Merger will be accounted for as a "purchase;"

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to Parent's willingness to enter into this Agreement, certain stockholders of the Company (the "Principal Stockholders") have entered into an agreement with Parent, in the form attached hereto as Exhibit A (the "Company Stockholder Agreement"), pursuant to which the Principal Stockholders have agreed, among other things, to vote their Shares in favor of the Merger; and

     WHEREAS, as a condition to Parent's willingness to enter into this Agreement, concurrently herewith: (i) the Company and Parent are entering into a Consulting Agreement, Noncompetition Agreement, and Severance Agreement And Release with each of Vance M. Hubbard, Valerie A. Hubbard, and Kirk Brunson, each dated as of the date hereof; (ii) the Company and Parent are entering into a Noncompetition Agreement and a Severance Agreement And Release with James Weaver, dated as of the date hereof; (iii) the Company and Parent are entering into a Severance Agreement and Release with Jeffrey A. Nick, dated as of the date hereof; and (iv) the Company is entering into a Rescission Agreement with Vance M. Hubbard dated as of the date hereof (collectively, such Consulting Agreements, Noncompetition Agreements, Severance Agreements and Releases and Rescission Agreement are referred to herein as the "Executive Agreements");

     WHEREAS, as a condition to Parent's willingness to enter into this Agreement, the Company and Parent are simultaneously entering into the option agreement attached hereto as Exhibit B (the "Company Option Agreement") pursuant to which the Company is granting an option to Parent to purchase Shares on the terms and subject to the conditions set forth therein;

     WHEREAS, the Company and Parent are simultaneously herewith entering into the Severance Matters Agreement attached hereto as Exhibit C ( the "Severance Matters Agreement"); and

     WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

     NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                      THE MERGER; CLOSING; EFFECTIVE TIME

     1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law, as amended (the "DGCL"), at the Effective Time (as defined in Section 1.3) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Article III. The Merger shall have the effects specified in the DGCL.

     1.2. Closing. The closing of the Merger (the "Closing") shall take place
(i) at the offices of Carrington, Coleman, Sloman & Blumenthal, L.L.P., 200 Crescent Court, Dallas, Texas at 9:00 A.M. on the third business day after the day on which the last to be fulfilled or waived of the conditions set forth in
Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or
(ii) at such other place and time and/or on such other date as the Company and Parent may agree in writing (the "Closing Date").

     1.3. Effective Time. As soon as practicable following the Closing, the Company and Parent will cause a Certificate of Merger (the "Delaware Certificate of Merger") to be executed, acknowledged and filed with the Secretary of State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of Delaware or, if otherwise agreed by the Company and Parent, such later date or time as is established by the Delaware Certificate of Merger (the "Effective Time").

     1.4. Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (i) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title and interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations or (ii) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either Constituent Corporation, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation's right, title and interest in, to and under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

                                   ARTICLE II

                    CERTIFICATE OF INCORPORATION AND BY-LAWS
                          OF THE SURVIVING CORPORATION

     2.1. The Certificate of Incorporation. The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the "Charter"), until duly amended as provided therein or by applicable law, except that (i) Article FIFTH, TENTH and ELEVENTH of the Charter shall be deleted in their entirety and
(ii) Article FOURTH of the Charter shall be amended to read in its entirety as follows: "The aggregate number of shares that the Corporation shall have the authority to issue is 1,000 shares of Common Stock, par value $0.01 per share."

     2.2. The By-Laws. The by-laws of the Company in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the "By-Laws"), until thereafter amended as provided therein or by applicable law.

                                  ARTICLE III

                             OFFICERS AND DIRECTORS
                          OF THE SURVIVING CORPORATION

     3.1. Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

     3.2. Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

                                   ARTICLE IV

                     EFFECT OF THE MERGER ON CAPITAL STOCK;
                            EXCHANGE OF CERTIFICATES

     4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

     (a) Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Merger Sub or any other direct or indirect subsidiary of Parent (collectively, the "Parent Companies") or Shares that are owned by the Company or any direct or indirect subsidiary of the Company and in each case not held on behalf of third parties (collectively, "Excluded Shares")) shall be converted into, and become exchangeable for 0.42 (the "Conversion Number") of a validly issued, fully paid and nonassessable share of Parent Common Stock, including the corresponding percentage of a right (such rights being hereinafter referred to collectively as the "Parent Rights") to purchase shares of Series A Junior Participating Preferred Stock of Parent (the "Parent Series A Preferred Stock") pursuant to the Rights Agreement, dated as of June 21, 1988, as amended and restated as of June 8, 1995 (as so amended and restated, the "Parent Rights Agreement") between Parent and The First National Bank of Boston, as Rights Agent. All references in this Agreement to Parent Common Stock to be received in accordance with the Merger shall be deemed, from and after the Effective Time, to include the associated Parent Rights. At the Effective Time, all Shares shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each certificate (a "Certificate") formerly representing any of such Shares (other than Excluded Shares) shall thereafter represent only the right to receive the shares of Parent Common Stock into which such Shares have been converted and the right, if any, to receive pursuant to Section 4.2(e) cash in lieu of fractional shares into which such Shares have been converted pursuant to this Section 4.1(a) and any distribution or dividend pursuant to Section 4.2(c).

     (b) Cancellation of Shares. Each Excluded Share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

     (c) Merger Sub. At the Effective Time, each share of Common Stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

     4.2. Exchange of Certificates for Shares.

     (a) Exchange Agent. As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with Boston Equiserve L.P. or a commercial bank having capital of not less than $5 billion selected by Parent with the Company's prior approval, which shall not be unreasonably withheld (the "Exchange Agent"), for the benefit of the holders of Shares, certificates representing the shares of Parent Common Stock, and, after the Effective Time, if applicable, any cash, dividends or other distributions, with respect to the Parent Common Stock, to be issued or paid pursuant to the last sentence of Section 4.1(a) in exchange for Shares outstanding immediately prior to the Effective Time upon due surrender of the Certificates (or affidavits of loss and, if reasonably required by Parent, indemnity bonds in lieu thereof) pursuant to the provisions of this Article IV (such certificates for shares of Parent Common Stock, together with the amount of any dividends or other distributions payable with respect thereto, being hereinafter referred to as the "Exchange Fund").

     (b) Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss and, if reasonably required by Parent, indemnity bonds in lieu thereof) to the Exchange Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for (A) certificates representing shares of Parent Common Stock and (B) any unpaid dividends and other distributions and cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Article IV, (y) a check in the amount (after giving effect to any required tax withholdings) of (A) any cash in lieu of fractional shares plus (B) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article IV, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate and any other dividends or distributions in respect thereof, may be issued and/or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that (i) the Person (as defined below) requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of Parent or the Exchange Agent that such tax has been paid or is not applicable, and (ii) that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of the Shares such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.

     For the purposes of this Agreement, the term "Person" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.1(d)) or other entity of any kind or nature.

     (c) Distributions with Respect to Unexchanged Shares; Voting. (i) All shares of Parent Common Stock to be delivered pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement, provided that no dividends or other distributions declared or made in respect of the Parent Common Stock with a record date that is 10 days or more after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of such Certificate shall surrender such Certificate or affidavit of loss and, if reasonably required by Parent, indemnity bond in lieu thereof in accordance with this Article IV. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be issued and/or paid to the holder of the certificates representing whole shares of Parent Common Stock delivered in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date at or after the Effective Time but with a payment date subsequent to surrender.

     (ii) Holders of unsurrendered Certificates shall be entitled to vote after the Effective Time at any meeting of Parent stockholders the number of whole shares of Parent Common Stock represented by such Certificates, regardless of whether such holders have exchanged their Certificates.

     (d) Transfers. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

     (e) Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this Article IV; no dividend or other distribution by Parent and no stock split, combination or reclassification shall relate to any such fractional share; and no such fractional share shall entitle the record or beneficial owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of any such fractional share, each holder of Shares who would otherwise have been entitled thereto upon the surrender of Certificate(s) for exchange pursuant to this Article IV will be paid an amount in cash (without interest) rounded up to the nearest whole cent, determined by multiplying (i) the per share closing price on the New York Stock Exchange, Inc. (the "NYSE") of Parent Common Stock (as reported in the NYSE Composite Transactions) on the date on which the Effective Time shall occur (or, if the Parent Common Stock shall not trade on the NYSE on such date, the first day of trading in Parent Common Stock on the NYSE thereafter) by (ii) the fractional share to which such holder would otherwise be entitled.

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any Parent Common Stock) that remains unclaimed by the stockholders of the Company for 180 days after the Effective Time shall be paid to Parent. Any stockholders of the Company who have not theretofore complied with this Article IV shall thereafter look only to Parent for payment of their shares of Parent Common Stock and any cash, dividends and other distributions in respect thereof payable and/or issuable pursuant to Section 4.1 and Section 4.2(c) upon due surrender of their Certificates (or affidavits of loss and, if reasonably required by Parent, indemnity bonds in lieu thereof), in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making and delivery to the Exchange Agent of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, a properly completed letter of transmittal and, if reasonably required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and any cash payable and any unpaid dividends or other distributions in respect thereof pursuant to Section 4.2(c) upon due surrender of, and deliverable in respect of the Shares represented by, such Certificate pursuant to this Agreement.

     4.3. Dissenters' Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Shares in connection with the Merger.

     4.4. Adjustments of Conversion Number. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares, or Parent changes the number of shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse split), dividend or distribution (other than quarterly cash dividends), recapitalization, merger (other than the Merger), subdivision, issuer tender or exchange offer for the issuer's own shares (other than repurchases by Parent between the date hereof and the Effective Time of less than 5% of the outstanding shares of Parent Common Stock pursuant to Rule 10b-18, promulgated under the Securities Exchange Act of 1934, as amended), or other similar transaction with a materially dilutive effect, or if a record date with respect to any of the foregoing shall occur prior to the Effective Time, the Conversion Number shall be equitably adjusted.

                                   ARTICLE V

                         REPRESENTATIONS AND WARRANTIES

     5.1. Representations and Warranties of the Company. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company on or prior to entering into this Agreement (the "Company Disclosure Letter"), the Company hereby represents and warrants to Parent and Merger Sub that:

     (a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below). The Company has made available to Parent a complete and correct copy of the Company's and its Subsidiaries' certificates or articles of incorporation, as the case may be, and by-laws, each as amended to date. The Company's and its Subsidiaries' certificates of incorporation and by-laws so delivered are in full force and effect.

     As used in this Agreement, the term (i) "Subsidiary" means, with respect to the Company, Parent or Merger Sub, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries or by such party and any one or more of its respective Subsidiaries and (ii) "Company Material Adverse Effect" means a material adverse effect on the financial condition, properties or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that any such effect resulting from any change (i) in law, rule or regulation applicable to all companies and businesses generally, or to the disposable medical products industry specifically, or (ii) in economic or business conditions generally, or in the disposable medical products industry specifically, shall not be considered when determining if a Company Material Adverse Effect has occurred.

     (b) Capital Structure. The authorized capital stock of the Company consists of 50,000,000 Shares, of which 20,010,762 Shares were outstanding as of the close of business on August 31, 1997, and 1,000,000 shares of Preferred Stock, par value $.001 per share (the "Preferred Shares"), none of which shares are outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. The Company has no Shares or Preferred Shares reserved for issuance, except for Shares reserved for issuance upon exercise of options pursuant to the Company Option Agreement and that, as of August 31, 1997, there were 2,000,000 Shares reserved for issuance pursuant to the Company's 1991 Stock

Option Plan, as amended from time to time (the "Stock Plan"), and 30,000 Shares reserved for issuance to certain directors of the Company pursuant to those certain Director's Stock Option Agreements by and between the Company and each of Jack G. Johnson and James Kenney, dated September 21, 1991 and September 6, 1991, respectively (the "Director Option Agreements"). The Company Disclosure Letter contains a correct and complete list as of a recent date of each outstanding option to purchase Shares under the Stock Plan and the Director Option Agreements (each a "Company Option"), including the holder, date of grant, exercise price and number of Shares subject thereto. Each of the outstanding shares of capital stock or other securities of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or a direct or indirect wholly-owned subsidiary of the Company, free and clear of any lien, pledge, security interest, right of first refusal agreement, limitation on voting rights, claim or other encumbrance. Except as set forth above, there are no preemptive or other outstanding rights (other than rights accruing to the Company or its Subsidiaries), options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

     (c) Corporate Authority; Approval and Fairness. As of the date hereof, the Board of Directors of the Company has duly approved this Agreement, the Company Option Agreement, the Severance Matters Agreement and the Executive Agreements and has resolved to recommend the adoption of this Agreement by the Company's stockholders and directed that this Agreement be submitted to the Company's stockholders for approval. The Company has all corporate power and authority to enter into this Agreement, the Company Option Agreement, the Severance Matters Agreement and the Executive Agreements and to consummate the transactions contemplated hereby and thereby, subject to the adoption of this Agreement by the holders of at least a majority of the outstanding Shares (the "Company Requisite Vote"). The execution, delivery and performance of this Agreement, the Company Option Agreement , the Severance Matters Agreement and the Executive Agreements by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, subject to adoption of this Agreement by the stockholders of the Company. This Agreement, the Company Option Agreement, the Severance Matters Agreement and the Executive Agreements have been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of such agreements by each other party thereto) constitute valid and binding agreements of the Company enforceable against the Company in accordance with their terms, except that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights (the "Bankruptcy Exception") and is subject to general equity principles (the "Equity Exception").

     (d) Governmental Filings; No Violations. Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act of 1933, as amended (the "Securities Act"), (C) to comply with state securities or "blue-sky" laws, if any, (D) required to be made with the NASDAQ and (E) any filings pursuant to Section 6.17, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company or any of its Subsidiaries from, any governmental or regulatory authority, agency, commission, body or other governmental entity ("Governmental Entity"), in connection with the execution and delivery of this Agreement or the Company Option Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby or thereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

     (ii) The execution, delivery and performance of this Agreement, the Company Option Agreement, the Severance Matters Agreement and the Executive Agreements by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby or thereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing instruments of any of its Subsidiaries, (B) a breach or violation of, or a default under, the acceleration of any obligations or the creation of a lien, pledge, security interest or other encumbrance on the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any loan or credit agreement, note, bond, indenture or other instrument evidencing indebtedness for borrowed money ("Debt Contracts") or any other agreement, lease, contract, arrangement or other obligation ("Other Contracts") binding upon the Company or any of its Subsidiaries or any Law (as defined in Section 5.1(i)) or governmental or non-governmental permit or license to which the Company or any of its Subsidiaries is subject or any judgment, order or decree to which the Company or any of its Subsidiaries or any of its properties is subject or (C) any change in the rights or obligations of any party under any of the Debt Contracts or Other Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, creation or change that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement or the Company Option Agreement.

     (iii)(A) There is no event of default, or event that, but for the giving of notice or lapse of time, or both, would constitute an event of default under any Debt Contract binding upon the Company or any of its Subsidiaries, and (B) there is no event of default, or event that, but for the giving of notice or lapse of time, or both, would constitute an event of default under any Other Contract binding upon the Company or any of its Subsidiaries which would, in either case
(A) or (B), individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

     (e) Company Reports; Financial Statements. Since November 30, 1995, the Company has filed all reports and other documents that it was required to file with the Securities and Exchange Commission (the "SEC"). The Company has delivered to Parent each registration statement, report, proxy statement or information statement (including exhibits, annexes and any amendments thereto) filed by it with the SEC (collectively, including any such reports filed subsequent to the date hereof, the "Company Reports") since November 30, 1995. As of their respective dates, the Company Reports did not, and any Company Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or will fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of its date and each of the consolidated statements of income, stockholders' equity and of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or will fairly present, in all material respects, the results of consolidated operations, stockholders' equity and cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except as may be noted therein.

     (f) Absence of Certain Changes. Except as disclosed in the Company Reports filed prior to the date hereof, since November 30, 1996 (the "Audit Date"), the Company and its Subsidiaries have conducted their respective businesses only in, and have not entered into or engaged in any material transaction other than in, the ordinary and usual course of such businesses and there has not been (i) any change in the financial condition, properties, business or results of operations of the Company and its Subsidiaries or any development or combination of developments of which the executive officers of the Company has knowledge that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect; (ii) any damage, destruction or other casualty loss with respect to any asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance except as is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect; (iii) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company, except for dividends or other distributions on its capital stock publicly announced prior to the date hereof; or (iv) any material change by the Company in accounting principles, practices or methods. Since the Audit Date, except as provided for herein or as disclosed in the Company Reports filed prior to the date hereof, there has not been any increase in the compensation payable or that could become payable by the Company or any of its Subsidiaries to officers or key employees or any amendment of any of the Compensation and Benefit Plans (as defined in Section 5.1(h) other than increases or amendments in the ordinary course.

     (g) Litigation and Liabilities. Except as disclosed in the Company Reports filed prior to the date hereof, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the executive officers of the Company, threatened against the Company or any of its Subsidiaries or any current or former director or officer of the Company or any of its Subsidiaries (in their capacity as such) or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise, including those relating to matters involving any Environmental Law (as defined in Section 5.1(k)), that, in the case of either clause (i) or (ii), individually or in the aggregate, are reasonably likely in either such case to have a Company Material Adverse Effect or prevent or materially burden or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement or, as of the date hereof, the Company Option Agreement. Except as disclosed in the Company Reports filed prior to the date hereof, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against the Company or any of its Subsidiaries, any of its or their properties, assets or business, or, to the knowledge of the executive officers of the Company, any of its or their current or former directors or officers, as such, that is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

     (h) Employee Matters.

     (i) Neither the Company nor its Subsidiaries has any labor contracts or collective bargaining agreements with respect to any persons employed by or otherwise performing services for the Company or its Subsidiaries. Neither the Company nor its Subsidiaries has engaged in any unfair labor practice except as is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, there is no unfair labor practice complaint pending, or to the knowledge of the executive officers of the Company threatened, against the Company or any of its Subsidiaries. There is no labor strike, dispute, slowdown, or stoppage pending or to the knowledge of the executive officers of the Company threatened, against the Company or its Subsidiaries, and neither the Company nor its Subsidiaries has experienced any primary work stoppage or labor difficulty involving its employees during the last three years, except in each case as is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

     (ii) Set forth in Section 5.1(h) of the Company Disclosure Letter is a true and complete list of each bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, employment, termination, severance, compensation, medical, health, welfare, fringe benefits or other plan, agreement, policy or arrangement which the Company or any of its Subsidiaries maintains, or as to which the Company or any of its Subsidiaries is or will be required to make any payment for the benefit of any employee, director, former employee or former director of the Company and its Subsidiaries (the "Compensation and Benefit Plans"). The Company has delivered or made available to Parent with respect to each Compensation and Benefit Plan correct and complete copies, where applicable, of (i) all plan documents and amendments thereto, trust agreements and amendments thereto and insurance and annuity contracts and policies, (ii) the current summary plan description, (iii) the Annual Reports (Form 5500 series) and accompanying schedules, as filed, for the most recently completed two plan years for which such reports have been filed,
(iv) the financial statements for the most recently completed two plan years for which statements have been prepared, (v) the most recent determination letter issued by the Internal Revenue Service (the "IRS") and the application submitted with respect to such letter, and (vi) all correspondence with the IRS or Department of Labor concerning any pending controversy. Any "change of control" or similar provisions contained in any Compensation and Benefit Plan are specifically identified in Section 5.1(h) of the Company Disclosure Letter.

     (iii) All Compensation and Benefit Plans have been administered in all material respects in accordance with their terms and are in compliance in all material respects with all applicable laws, including the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Each Compensation and Benefit Plan that is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Pension Plan") and that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and the Company is not aware as of the date hereof of any circumstances likely to result in revocation of any such favorable determination letter or of any circumstance indicating that any such plan is not so qualified in operation. As of the date hereof, there is no pending or, to the knowledge of the executive officers of the Company, material threatened litigation, claim or audit by any Person relating to the Compensation and Benefit Plans. To the knowledge of the executive officers of the Company, no prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code has occurred which would be expected to result in material liability to the Company or its Subsidiaries, assuming that, for purposes of determining materiality, the "taxable period" within the meaning of Section 4975 of the Code with respect to such prohibited transaction had expired as of the date hereof.

     (iv) As of the date hereof, no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any Subsidiary with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate"). None of the Company, its Subsidiaries and their ERISA Affiliates have contributed, or been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA at any time, and no liability has been or is expected to be incurred by the Company or any Subsidiary with respect to any such plan. None of the Company, any of its Subsidiaries or any ERISA Affiliate contributes to or maintains a Pension Plan subject to Title IV of ERISA or has contributed to or maintained any such plan at any time during the six-year period prior to the date hereof.

     (v) All contributions required to be made under the terms of any Compensation and Benefit Plan as of the date hereof, have been timely made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date hereof.

     (vi) Neither the Company nor its Subsidiaries have any obligations for retiree health and life benefits under any Compensation and Benefit Plan, except as required under Part 6 of Title I of ERISA.

     (vii) Except as contemplated by this Agreement or disclosed in Section 5.1(h) of the Company Disclosure Letter, the consummation of the Merger and the other transactions contemplated by this Agreement and the Company Option Agreement will not (x) entitle any employees of the Company or its Subsidiaries to severance pay, (y) accelerate the time of payment or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation and Benefit Plans or the Stock Plan or (z) result in any material breach or violation of, or a material default under, any of the Compensation and Benefit Plans or the Stock Plan.

     (i) Compliance with Laws; Permits. Except as set forth in the Company Reports filed prior to the date hereof, the businesses of each of the Company and its Subsidiaries are being conducted in compliance with applicable federal, state, local and foreign laws (collectively, "Laws"), except for such violations that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect or prevent or materially burden or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement or the Company Option Agreement. The Company and its Subsidiaries each has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to own or lease and operate their respective properties and conduct its business as presently conducted except those the absence of which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent or materially burden or materially impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement and the Company Option Agreement.

     (j) Takeover Statutes. No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation (including
Section 203 of the DGCL) (each a "Takeover Statute") or any applicable anti-takeover provision in the Company's certificate of incorporation and by-laws or any shareholder rights agreement is, or at the Effective Time will be, applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement or the Company Option Agreement. Assuming the accuracy of Parent's representations and warranties contained in Section 5.2(l), the Board of Directors of the Company has taken all action so that Parent will not be prohibited from entering into a "business combination" with the Company as an "interested stockholder" (in each case, as such term is used in Section 203 of the DGCL) as a result of the execution and delivery of this Agreement, the Company Stockholder Agreement, the Company Option Agreement, or the consummation of the transactions contemplated hereby or thereby.

     (k) Environmental Matters. Except as disclosed in the Company Reports filed prior to the date hereof and except for such matters that, individually or in the aggregate are not reasonably likely to have a Company Material Adverse Effect (i) to the knowledge of the executive officers of the Company, the Company and its Subsidiaries are in compliance with all applicable Environmental Laws; (ii) the Company and its Subsidiaries have not received any written notices from any Governmental Entity or any other person or entity alleging the violation of any applicable Environmental Law (as defined below); (iii) the Company and its Subsidiaries are not the subject of any court order, administrative order or decree arising under any Environmental Law; (iv) to the knowledge of the executive officers of the Company, there has not been a release of Hazardous Substances (as defined below) on any of the properties owned or operated by the Company or any of its Subsidiaries; and (v) to the knowledge of the executive officers of the Company neither the Company nor any Subsidiary has generated, stored, used, emitted, discharged or disposed of any Hazardous Substances in violation of or giving rise to liability under applicable Environmental Laws.

     As used herein, "Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, order, decree or injunction relating to the protection of the environment (including air, water, soil and natural resources), or regulating or imposing standards of care with respect to the use, storage, handling, release or disposal of any Hazardous Substance, including petroleum.

     As used herein, "Hazardous Substance" means any substance listed, defined, designated, regulated or classified as hazardous, toxic or radioactive under any applicable Environmental Law, including petroleum and petroleum products.

     (l) Tax Matters. As of the date hereof, neither the Company nor any of its Affiliates (as defined below) has taken or agreed to take any action, nor do the executive officers of the Company have any knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code. An Affiliate of a party is a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with it.

     (m) Taxes. The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns (as defined below) required to be filed by any of them; (ii) have paid all Taxes (as defined below) that are shown as due on such filed Tax Returns except for Taxes provided for in a reserve which is adequate for the payment of such Taxes and is reflected in the financial statements included in the Company Reports filed prior to the date hereof or the books and records of the Company; and (iii) as of the date hereof, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are not, to the knowledge of the executive officers of the Company, any unresolved questions or claims concerning the Company's or any of its Subsidiaries' Tax liability that are reasonably likely to have a Company Material Adverse Effect. As of the date hereof, there are no pending or, to the knowledge of the executive officers of the Company, threatened audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. The Company has made available to Parent true and correct copies of the

United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended 1996, 1995, and 1994. As a result of the transactions contemplated by this Agreement, the Company Option Agreement, the Severance Matters Agreement, and the Executive Agreements or the transactions contemplated hereby or thereby, none of the Company, Parent or their Subsidiaries will be obligated to make a payment that would be an "excess parachute payment" to an individual that is currently a "disqualified individual" with respect to the Company as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future. To the knowledge of the executive officers of the Company, the representations set forth in the Company Tax Certificate (as defined in Section 7.2 (d)) attached to the Company Disclosure Letter are true and correct in all material respects.

     As used in this Agreement, (i) the term "Tax" (including, with correlative meaning, the terms "Taxes", and "Taxable") includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term "Tax Return" includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

     (n) Intellectual Property.

     (i) The Company and/or each of its Subsidiaries owns all right, title and interest to, or has the right to use pursuant to a valid license, as the case may be all Intellectual Property Rights (as defined below) used in the business of the Company and its Subsidiaries as presently conducted, except for any failure to own or right to use that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect. All registrations for Intellectual Property Rights owned by the Company or any Subsidiary are valid and in force, except for any invalidity or unenforceability that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect. All applications for registrations of Intellectual Property Rights filed by the Company or any Subsidiary are pending and in good standing, all without challenge of any kind, except for any lack of good standing or challenge that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect. The Intellectual Property Rights owned by the Company or any of its Subsidiaries are valid and enforceable, except for any invalidity or unenforceability that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect. The Company or its Subsidiaries have the sole and exclusive right to bring actions for infringement, misappropriation or unauthorized use of Owned Software (as defined below) and the Intellectual Property Rights owned by the Company and its Subsidiaries, except for any rights that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

     (ii) Except as is not reasonably likely to have a Company Material Adverse
Effect:

          (A) Neither the Company nor any of its Subsidiaries is, nor will the Company or any of its Subsidiaries be, as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any license, sublicense, or other agreement as to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries is authorized to use any third-party Intellectual Property Rights or computer software programs or applications;

          (B) The executive officers of the Company do not know of any infringement, misappropriation, or violation of any Intellectual Property Rights of any other person that has occurred or results in any way from the operations of the respective businesses of the Company or its Subsidiaries. No claim of any infringement, misappropriation or violation of any Intellectual Property Rights of any other person has been made or asserted in respect of the operations of the respective businesses of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has had notice of, nor do the executive officers of the Company have knowledge of any valid grounds for any bona fide claim against the Company or its Subsidiaries that its Intellectual Property Rights, operations, activities, products, software, equipment, machinery or processes infringe, misappropriate or violate any Intellectual Property Rights of any other person;

          (C) (i) the Company or its Subsidiaries has maintained and protected the software that each owns (the "Owned Software") including, without limitation, all source code and system specifications associated with such software, with such measures as are reasonably necessary to protect the proprietary, trade secret or confidential information contained therein; and (ii) the executive officers of the Company do not know of any infringement, misappropriation or violation of any Intellectual Property Rights of any other person with respect to the Owned Software;

          (D) all employees, agents, consultants, or contractors who have contributed to or participated in the creation or development of inventions, discoveries, trade secrets, copyrightable works, or ideas on behalf of the Company, any of its Subsidiaries or any predecessor in interest thereto, if and only if necessary to vest ownership rights in such material with the Company and/or the Subsidiaries, either: (a) is a party to a "work-for-hire" agreement under which the Company, a Subsidiary (or such predecessor in interest, as applicable), is deemed to be the original owner/author of all property rights therein; or (b) has executed an assignment or an agreement to assign in favor of the Company, a Subsidiary (or such predecessor in interest, as applicable), all right, title and interest in such inventions, discoveries, trade secrets, copyrightable works, or ideas.

     (iii) As used herein, the term "Intellectual Property Rights" shall mean:
(A) all United States and foreign patents, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures, extensions, re-examinations, inventions (whether or not patentable) or improvements thereto;
(B) all United States, state, foreign and common law trademarks, service marks, domain names, logos, trade dress and trade names (including all assumed or fictitious names under which the Company and each Subsidiary is conducting its-business or has within the previous five years conducted its business), whether registered or unregistered, and pending applications to register the foregoing; (C) all United States and foreign copyrights, whether registered or unregistered and pending applications to register the same; and (D) all confidential ideas, trade secrets, know-how, concepts, methods, processes, formulae, reports, data, customer lists, mailing lists, business plans, or other proprietary information.

     (o) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the Merger or the other transactions contemplated by this Agreement except that the Company has employed Goldman, Sachs & Co. as its financial advisor, pursuant to arrangements which have been disclosed to Parent prior to the date hereof.

     5.2. Representations and Warranties of Parent and Merger Sub. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent on or prior to entering into this Agreement (the "Parent Disclosure Letter"), Parent and Merger Sub each hereby represent and warrant to the Company that:

     (a) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $0.01 per share, 100 shares of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and
(iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

     (b) Organization, Good Standing and Qualification. Each of Parent and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties or conduct of its business requires such qualification, except where the failure to be so qualified or in such good standing is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below). Parent has made available to the Company a complete and correct copy of Parent's and Merger Sub's certificates of incorporation and by-laws, each as amended to the date hereof. Parent's and Merger Sub's certificates of incorporation and by-laws so made available are in full force and effect.

     As used in this Agreement, the term "Parent Material Adverse Effect" means a material adverse effect on the financial condition, properties or results of operations of the Parent and its Subsidiaries taken as a whole; provided, however, that any such effect resulting from any change (i) in law, rule or regulation applicable to all companies and businesses generally or to the consumer products, tissue, paper or forest products industries specifically or
(ii) in economic or business conditions generally, or in the consumer products, tissue, paper or forest products industries specifically, shall not be considered when determining if a Parent Material Adverse Effect has occurred.

     (c) Capital Structure. The authorized capital stock of Parent consists of 1,200,000,000 shares of Parent Common Stock, and 20,000,000 shares of Preferred Stock, without par value (the "Parent Preferred Stock") of which 2,000,000 shares have been designated as Series A Junior Participating Preferred Stock (the "Parent Series A Preferred Stock"). As of August 31, 1997, 551,691,059, shares of Parent Common Stock were outstanding, and no shares of Parent Preferred Stock were issued and outstanding. All of the shares of Parent Common Stock deliverable in exchange for the Shares at the Effective Date in accordance with this Agreement and all of the shares of Parent Series A Preferred Stock deliverable to the holders of such Parent Common Stock pursuant to the Parent Rights Agreement if and when deliverable to them under the Parent Rights Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. All of the outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Parent has no Parent Common Stock or Parent Preferred Stock reserved for issuance, except that, as of August 31, 1997, there were 2,000,000 shares of Parent Series A Preferred Stock reserved for issuance under the Parent Rights Agreement. As of August 31, 1997, there were outstanding: (i) options to purchase 1,590,071 shares of Parent Common Stock under Parent's 1986 Equity Participation Plan, (b) options to purchase 10,852,840 shares of Parent Common Stock under Parent's 1992 Equity Participation Plan, and (c) options to purchase 1,098,826 shares of Parent Common Stock under the stock option plans of Kimberly-Clark Tissue Company (formerly Scott Paper Company). Except as set forth above, as of the date hereof there are no preemptive or other outstanding rights, options, warrants, conversion rights, redemption rights, repurchase rights, agreements, arrangements or commitments to issue or to sell any shares of Parent Common Stock or Parent Preferred Stock or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire Parent Common Stock or Parent Preferred Stock, and no securities or obligation evidencing such rights is authorized, issued or outstanding.

     (d) Corporate Authority.

     (i) No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement, the Company Option Agreement, the Severance Matters Agreement and the Executive Agreements to which Parent is a party by Parent and, where applicable, Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and, where applicable, Merger Sub. This Agreement, the Company Option Agreement, the Severance Matters Agreement and the Executive Agreements to which Parent is a party have been duly executed and delivered by Parent and, where applicable, Merger Sub and (assuming the valid authorization, execution and delivery of such agreements by the other parties thereto) constitute the valid and binding agreements of Parent and, where applicable, Merger Sub, enforceable against each of Parent and, where applicable, Merger Sub in accordance with their terms, except that enforceability may be limited by the Bankruptcy Exception and is subject to the Equity Exception.

     (ii) Prior to the Effective Time, Parent will have taken all necessary action to permit it to deliver the number of shares of Parent Common Stock required to be delivered pursuant to Article IV. The Parent Common Stock, when delivered, will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof.

     (e) Governmental Filings; No Violations. (i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act, the Securities Act and the Exchange Act, (C) to comply with state securities or "blue sky" laws, if applicable, (D) required to be made with the NYSE, and (E) filings pursuant to
Section 6.17, no notices, reports or other filings are required to be made by Parent or any of its Subsidiaries, including Merger Sub, with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or any of its Subsidiaries, including Merger Sub, from, any Governmental Entity, in connection with the execution and delivery of this Agreement, the Company Option Agreement, the Severance Matters Agreement and the Executive Agreements to which Parent is a party by Parent and, where applicable, Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby and thereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated hereby and thereby.

     (ii) The execution, delivery and performance of this Agreement, the Company Option Agreement and the Executive Agreements to which it is a party by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby and thereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate or by-laws of Parent and Merger Sub or the comparable governing instruments of any of its Subsidiaries, (B) a breach or violation of, or a default under, or an acceleration of any obligations or the creation of a lien, pledge, security interest or other encumbrance on the assets of Parent or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any Debt Contracts or Other Contracts binding upon Parent or any of its Subsidiaries or any Law or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject or any judgment, order or decree to which the Parent or any of its Subsidiaries or any of its properties is subject or (C) any change in the rights or obligations of any party under any such Debt Contracts or Other Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, creation or change that, individually or in the aggregate, is not reasonably likely to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated hereby and thereby.

     (f) Parent Reports; Financial Statements. Parent has delivered to the Company each registration statement, report, proxy statement or information statement prepared by it since December 31, 1996 (the "Parent Audit Date"), including (i) Parent's Annual Report on Form 10-K for the year ended December 31, 1996, (ii) Parent's Quarterly Reports on Form 10-Q for the periods ended March 31, 1997 and June 30, 1997, and (iii) Parent's Current Reports on Form 8-K dated February 20, 1997, February 25, 1997, and April 24, 1997, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC (collectively, including any such reports filed subsequent to the date hereof, the "Parent Reports"). As of their respective dates, the Parent Reports did not, and any Parent Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents, or will fairly present, in all material respects, the consolidated financial position of Parent and its Subsidiaries as of its date and each of the consolidated statements of income, and cash flows included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, or will fairly present, in all material respects, the results of operations, and changes in financial position, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

     (g) Absence of Certain Changes. Except as disclosed in the Parent Reports filed prior to the date hereof, since the Parent Audit Date Parent and its Subsidiaries have conducted their respective businesses only in, and have not entered into or engaged in any material transaction other than in the ordinary and usual course of business and there has not been (i) any change in the financial condition, properties, business or results of operations of Parent and its Subsidiaries or any development or combination of developments of which the executive officers of Parent has knowledge that, individually or in the aggregate, has had or is reasonably likely to result in a Parent Material Adverse Effect; (ii) any damage, destruction or other casualty loss with respect to any asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, whether or not covered by insurance, except as is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect; (iii) any material change by Parent in accounting principles, practices or methods; or (iv) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of Parent, except for dividends or other distributions on its capital stock publicly announced prior to the date hereof or Parent's regular quarterly dividends or increases in such dividends which are not materially in excess of past practice.

     (h) Litigation and Liabilities. Except as disclosed in the Parent Reports filed prior to the date hereof, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the executive officers of Parent, threatened against Parent or any of its Subsidiaries or any current or former director or officer of Parent or any of its Subsidiaries (in their capacity as such) or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise, including those relating to matters involving any Environmental Law, that, in the case of either clause (i) or (ii), individually or in the aggregate, are reasonably likely, in either such case, to have a Parent Material Adverse Effect or prevent or materially burden or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement. Except as disclosed in the Parent Reports filed prior to the date hereof, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against the Parent or any of its Subsidiaries, any of its or their properties, assets or business, or, to the knowledge of the executive officers of the Parent, any of its or their current or former directors or officers, as such, that is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

     (i) Compliance with Laws; Permits. Except as set forth in the Parent Reports filed prior to the date hereof, the businesses of each of Parent and its Subsidiaries are being conducted in compliance with applicable Laws except for such violations that, individually or in the aggregate, are not reasonably likely to have a Parent Material Adverse Effect or prevent or materially burden or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement. Parent and its Subsidiaries each has all permits, licenses, trademarks, patents, trade names, copyrights, service marks, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to own or lease and operate their respective properties and conduct its business as presently conducted except those the absence of which are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect or prevent or materially burden or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

     (j) Environmental Matters. Except as disclosed in the Parent Reports filed prior to the date hereof and except for such matters that, alone or in the aggregate, are not reasonably likely to have a Parent Material Adverse Effect:
(i) to the knowledge of the executive officers of Parent, Parent and its Subsidiaries are in compliance with all applicable Environmental Laws; (ii) neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Entity or any third party indicating that Parent is in violation of any Environmental Law; and (iii) Parent and its Subsidiaries are not subject to any court order, administrative order or decree arising under any Environmental Law.

     (k) Tax Matters. As of the date hereof, neither Parent nor any of its Affiliates has taken or agreed to take any action, nor do the executive officers of Parent have any knowledge of any fact or circumstance, that would prevent the Merger and the other transactions contemplated by this Agreement from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

     (l) Ownership of Shares. Except as to Shares which may be acquired by Parent pursuant to the Company Option Agreement, neither Parent nor any of its Subsidiaries is the "Beneficial Owner" (as such term is defined in Rule 13d-3 of the Exchange Act) of any Shares.

     (m) Brokers and Finders. Neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the Merger or the other transactions contemplated by this Agreement, except that Parent has employed Merrill Lynch & Co. as its financial advisor, the arrangements with which have been disclosed in writing to the Company prior to the date hereof.

                                   ARTICLE VI

                                   COVENANTS

     6.1. Interim Operations. The Company covenants and agrees as to itself and each of its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve, and except as set forth in the Company Disclosure Letter or as otherwise expressly contemplated by this Agreement):

     (a) the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use all reasonable efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates;

     (b) neither it nor any of its Subsidiaries shall (i) issue, sell, pledge, dispose of or encumber any capital stock owned by it or any of its Subsidiaries in any of its Subsidiaries or other Affiliates; (ii) amend its certificate or articles of incorporation or by-laws; (iii) split, combine or reclassify its outstanding shares of capital stock; (iv) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock other than dividends from its direct or indirect wholly-owned Subsidiaries; or (v) repurchase, redeem or otherwise acquire, except in connection with the payment of the exercise price of any option outstanding on the date hereof under the Stock Plan or the Director Option Agreements, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

     (c) neither it nor any of its Subsidiaries shall (i) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any other property or assets (other than Shares issuable pursuant to options outstanding on the date hereof under the Stock Plan or the Director Option Agreements); (ii) purchase, transfer, lease, sell, mortgage, pledge, dispose of or encumber any real property, or effect any improvements or expansions thereon;
(iii) other than in the ordinary and usual course of business, purchase, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets (including capital stock of any of its Subsidiaries) or incur or modify any material indebtedness or other liability;
(iv) make or authorize or commit for any capital expenditures other than in the ordinary and usual course of business as described in Section 16(b) of the Company Disclosure Letter; or (v) by any means, make any acquisition of, or investment in any business, through acquisition of assets or stock of any other Person or entity;

     (d) except as may be required by applicable law, and except as provided in
Section 6.11, neither it nor any of its Subsidiaries shall terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any Compensation and Benefit Plans or increase the salary, wage, bonus, severance, incentive or other compensation of any employees except for grants, awards or increases occurring in the ordinary and usual course of business (which shall include normal periodic performance reviews and related compensation and benefit increases);

     (e) neither it nor any of its Subsidiaries shall settle or compromise any material claims or litigation or, except in the ordinary and usual course of business, enter into any material Debt Contracts or Other Contracts or modify, amend or terminate any of its material Debt Contracts or Other Contracts or waive, release or assign any material rights or claims;

     (f) neither it nor any of its Subsidiaries shall make any Tax election or permit any insurance policy naming it as a beneficiary or loss-payable payee to be canceled or terminated except in the ordinary and usual course of business;

     (g) neither it nor any of its Subsidiaries shall take any action, other than reasonable and usual actions in the ordinary and usual course of business consistent with past practice, with respect to accounting policies or procedures;

     (h) neither it nor any of its Subsidiaries shall sell, transfer, assign or abandon any patents or trademarks which are owned or controlled directly or indirectly by the Company or any of its Subsidiaries, except for any abandonment of a non-material trademark or any intercompany transfer among the Company and its Subsidiaries, in either case, in the ordinary and usual course of business;

     (i) neither it nor any of its Subsidiaries shall license or otherwise encumber any patents or trademarks which are owned or controlled directly or indirectly by the Company or any of its Subsidiaries, except in the ordinary and usual course of business;

     (j) neither it nor any of its Subsidiaries shall make any modification to employee or customer incentives or trade policies which would reasonably be expected to cause the Company's distributors or end-user customers to increase purchases above those levels normally required to meet their respective needs or cause an excessive increase or decrease in the Company's inventories or working capital; and

     (k) neither it nor any of its Subsidiaries shall authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     6.2. Acquisition Proposals. From and after the date hereof, the Company shall not, and shall use its best efforts to not permit any of its directors, officers, employees, attorneys, financial advisors, agents or other representatives or those of any of its Subsidiaries to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing information) any Takeover Proposal (as hereinafter defined) from any Person, or engage in or continue discussions or negotiations relating to any Takeover Proposal; provided, however, that the Company may engage in discussions or negotiations with, and furnish information to, any Person that makes a written Takeover Proposal in respect of which the Board of Directors of the Company concludes in good faith if consummated would constitute a Superior Proposal (as hereinafter defined), but only if the Board of Directors of the Company shall conclude in good faith on the basis of the advice of its outside counsel that the failure to take such action would be inconsistent with the fiduciary obligations of such Board of Directors under applicable law; and provided further that notwithstanding anything to the contrary herein contained, the Board of Directors of the Company may take and disclose to the Company's stockholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act, comply with Rule 14d-9 thereunder and make all disclosures required by applicable law in connection therewith. The Company shall as soon as practicable and in any event no later than the date on which such Takeover Proposal is presented to the Company's Board of Directors notify Parent of any Takeover Proposal received by it or any of its directors, officers, employees, attorneys, financial advisors, agents or other representatives or those of any of its Subsidiaries or the receipt by the Company or any of the foregoing of any notice of any intention to make a Superior Proposal, including the identity of the person making such Takeover Proposal or intending to make a Superior Proposal and the material terms of any such Takeover Proposal. As used in this
Agreement: (i) "Takeover Proposal" means any proposal or offer (other than a proposal or offer by Parent or any of its Affiliates), or any expression of interest by any Person relating to any actual or potential merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any acquisition in any manner (including, without limitation, by tender or exchange offer) of a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its Subsidiaries; and (ii) "Superior Proposal" means a bona fide proposal or offer made by any Person (x) to acquire the Company pursuant to any tender or exchange offer or any acquisition of all or substantially all of the assets of the Company and its Subsidiaries as a whole or (y) to enter into a merger, consolidation or other business consolidation with the Company or any of its Subsidiaries, in each case on terms which a majority of the members of the Board of Directors of the Company determines in good faith, and based on the advice of independent financial advisors, to be more favorable to the Company and its stockholders than the transactions contemplated hereby (including any revised transaction proposed by Parent pursuant to Section 8.1(f)). During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party. During such period, the Company shall enforce, to the fullest extent permitted under applicable law, but subject to the exercise by the Board of Directors of the Company of their fiduciary obligations after consultation with outside counsel, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

     6.3. Information Supplied. The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (including the proxy statement and prospectus (the "Prospectus/Proxy Statement") constituting a part thereof) (the "S-4 Registration Statement") will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and
(ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the Company's stockholders and at the time of the meeting of stockholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     6.4. Stockholders Meeting. The Company will take, in accordance with applicable law and its certificate of incorporation and by-laws, all action necessary to convene a meeting of holders of Shares (the "Stockholders Meeting") as promptly as practicable after the S-4 Registration Statement is declared effective to consider and vote upon the approval of this Agreement. The Company's Board of Directors shall recommend such approval and shall take all lawful action to solicit such approval; provided, however, that the Company's Board of Directors shall not be required to make, and shall be entitled to withdraw, such recommendation (and cease such solicitation) if such Board of Directors concludes in good faith on the basis of the advice of its outside counsel that the making of, or the failure to withdraw, such recommendation would violate the fiduciary obligations of such Board of Directors under applicable law.

     6.5. Filings; Other Actions; Notification.

     (a) Parent and the Company shall promptly prepare and file with the SEC the Prospectus/Proxy Statement, and Parent shall prepare and file with the SEC the S-4 Registration Statement as promptly as practicable. Parent and the Company each shall use its best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Prospectus/Proxy Statement to the stockholders of the Company. Parent shall also use its best efforts to obtain prior to the effective date of the S-4 Registration Statement all necessary state securities law or "blue sky" permits and approvals, if any, required in connection with the Merger and to consummate the other transactions contemplated by this Agreement and will pay all expenses incident thereto.

     (b) The Company and Parent each shall use its best efforts to cause to be delivered to the other party and its directors a letter of its independent auditors, dated (i) the date on which the S-4 Registration Statement shall become effective and (ii) the Closing Date, and addressed to the other party and its directors, in form and substance customary for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.

     (c) The Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings, responding promptly to any requests for further information and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement as promptly as practicable. Subject to applicable laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of the Company and Parent shall act reasonably and as promptly as practicable.

     (d) The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/Proxy Statement, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

     (e) The Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notice or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement.

     (f) Without limiting the generality of the undertakings pursuant to this
Section 6.5, (i) the Company and Parent agree to provide promptly to any and all federal, state, local or foreign court or Government Entity with jurisdiction over enforcement of any applicable antitrust laws ("Government Antitrust Entity") information and documents requested by any Government Antitrust Entity or necessary, proper or advisable to permit consummation of the Merger and the transactions contemplated by this Agreement and the Company Option Agreement; and (ii) in connection with any filing or submission or other action required to be made or taken by either Parent or the Company to effect the Merger and to consummate the other transactions contemplated hereby or thereby, the Company shall not, without Parent's prior written consent, commit to any divestiture transaction, and, neither Parent nor any of its Affiliates shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company or any portions thereof or any of the business, product lines, properties or assets of Parent or any of its Affiliates.

     6.6. Taxation. Subject to Section 6.2, neither Parent nor the Company shall take or cause to be taken any action, whether before or after the Effective Time, that would disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the Code.

     6.7. Access. Upon reasonable notice, and except as may otherwise be required by applicable law, the Company shall (and shall cause its Subsidiaries to) afford Parent's officers, employees, counsel, accountants and other authorized representatives ("Representatives") access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records (including its audit work papers and related documents) and, during such period, shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company, and provided, further, that the foregoing shall not require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company, would result in the disclosure of any trade secrets of it or third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable efforts to obtain the consent of such third party to such inspection or disclosure. All requests for information made pursuant to this

Section shall be directed to an executive officer of the Company or such Person as may be designated by its officers. Parent and the Company shall each designate two representatives to meet on a monthly basis to discuss the Company's capital expenditures, inventory management, sales promotions, distribution arrangements, construction projects, group purchasing organization contracts, other material contracts, patent licenses and such other business matters concerning the Company's operations as are desired. All such information shall be governed by the terms of the Company Confidentiality Agreement (as defined in Section 9.7).

     6.8. Affiliates. Prior to the Effective Time, the Company shall deliver to Parent a list of names and addresses of those Persons who are, in the opinion of the Company, as of the time of the Stockholders Meeting, "affiliates" of the Company within the meaning of Rule 145 under the Securities Act. The Company shall provide to Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. There shall be added to such list the names and addresses of any other Person subsequently identified by either Parent or the Company as a Person who may be deemed to be such an affiliate of the Company; provided, however, that no such Person identified by Parent shall be added to the list of affiliates of the Company if Parent shall receive from the Company, on or before the date of the Stockholders Meeting, an opinion of counsel reasonably satisfactory to Parent to the effect that such Person is not such an affiliate. The Company shall exercise its best efforts to deliver or cause to be delivered to Parent, prior to the date of the Stockholders Meeting, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit D (the "Affiliates Letter"). Parent shall not be required to maintain the effectiveness of the S-4 Registration Statement or any other registration statement under the Securities Act for the purposes of resale of Parent Common Stock by such affiliates received in the Merger and the certificates representing Parent Common Stock received by such affiliates shall bear a customary legend regarding applicable Securities Act restrictions and the provisions of this Section.

     6.9. Stock Exchange Listing and De-listing. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date. The Surviving Corporation shall use its best efforts to cause the Shares to no longer be quoted on NASDAQ and de-registered under the Exchange Act as soon as practicable following the Effective Time.

     6.10. Publicity. The initial press releases by Parent and the Company concerning this Agreement and the transaction contemplated hereby shall be mutually agreed as to content prior to issuance and thereafter the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange) with respect thereto, except as may be required by law or by obligations pursuant to any listing agreement with or rules of any national securities exchange.

     6.11. Options and Benefits.

     (a) Stock Options. Prior to the Effective Time, each Company Option, whether vested or not, shall be fully exercisable without regard to restrictions contained in the Stock Plan or the Director Option Agreements, as the case may be. At the Effective Time, all outstanding Company Options which have not been exercised shall be canceled and each holder whose Company Options are canceled shall receive an amount in cash (payable as soon as practicable but in no event later than forty-five (45) days after the Effective Time) equal to the result of multiplying the number of shares subject to such Company Options (whether vested or not) by the excess of (A) the closing quotation of one Share as reported in the Wall Street Journal under the NASDAQ National Market Issues for the trading day that occurs immediately prior to the Effective Time and (B) the exercise price of such Company Options, subject to any required withholding by Company.

     (b) Employee Benefits. Parent agrees that for a period of not less than twelve (12) months following the Effective Time, the employees of the Company and its Subsidiaries in the United States (the "Employees") will be provided with employee benefit plans and programs that are no less favorable in value in the aggregate, as determined by Parent in good faith in accordance with any method customarily used by Parent for making benefit comparisons, to those provided to the Employees immediately prior to the Effective Time, as set forth in Section 5.1(h)(ii) of the Company Disclosure Letter, excluding the Stock Plan, the 401(k) Plan (as defined below), and the ESOP (as defined below); provided that nothing in this Agreement shall limit the right of Parent or the Surviving Corporation to amend, terminate or discontinue any particular employee benefit plan or program in accordance with the terms thereof. Employees who become participants in any employee benefit plan or program of the Parent or any of its Subsidiaries will be given credit under such plans and programs, for purposes of eligibility and vesting thereunder, for all service with the Company or its Subsidiaries.

     Parent agrees that it shall, and shall cause the Surviving Corporation to, honor all employment agreements disclosed in Section 5.1(h)(ii) of the Company Disclosure Letter (except to the extent such employment agreements or amendments thereto are entered into in contravention of Section 6.1(f) of this Agreement or to the extent such agreements or amendments have expired or are rescinded) in accordance with the terms thereof and subject to the rights of termination provided therein.

     Parent agrees to cause the Surviving Corporation to provide severance benefits to the Employees in accordance with and subject to the provisions of the Severance Matters Agreement.

     Prior to the Effective Time, the Company shall further take all actions necessary to terminate the Company's 401 (k) Capital Accumulation Plan (the "401(k) Plan"), including but not limited to filing an application for determination upon termination with the IRS, and commence winding up the plan.

     The Company further agrees that, prior to the Effective Time, it shall make a contribution to the Company's Employee Stock Ownership Plan (the "ESOP") sufficient to repay in full the outstanding principal and interest due on the ESOP loan, it being contemplated that the ESOP trustees will use this amount for that purpose whereupon the Shares held in the suspense account shall be allocated to participant accounts. The Company agrees thereafter, but prior to the Effective Time, to take all actions necessary to terminate the ESOP, including but not limited to filing an application for determination upon termination with the IRS, and commence winding up the plan.

     6.12. Fees and Expenses.

     (a) Except as otherwise provided in this Section 6.12, whether or not the Merger shall be consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including, without limitation, the fees and disbursements of counsel, financial advisors, accountants, actuaries and consultants, shall be paid by the party incurring such costs and expenses, provided that all expenses incurred in connection with the filing fees for the Prospectus/Proxy Statement and the Registration Statement on Form S-4, and the printing and mailing of the Prospectus/Proxy Statement shall be shared equally by the Parent and the Company.

     (b) Notwithstanding any provisions in this Agreement to the contrary, if a Purchase Event (as defined in the Company Option Agreement) shall have occurred, the Company shall reimburse Parent for its documented expenses in connection with the transactions contemplated by this Agreement up to a maximum reimbursable amount of $1 million. The Company agrees to reimburse such amount within 15 days after receipt of the documentation supporting such expenses.

     Nothing contained in this Section 6.12 shall be deemed to limit any remedies available to any party for any breach of this Agreement by any other party which such remedies shall be in addition to any amounts received by any party pursuant to this Section 6.12; provided, however, that, with respect to any breach by the Company of the provisions of Section 6.2 that is not the result of willful action (or willful failure to take action) or bad faith on the part of the Company, Parent's exclusive remedy in respect of such breach shall be limited to the rights under the Company Option Agreement and to reimbursement of its expenses as set forth above not in excess of $1 million, and the Company shall have no other liability to Parent in respect of such breach.

     6.13. Indemnification; Directors' and Officers' Insurance.

     (a) Parent shall indemnify and hold harmless, to the fullest extent permitted under applicable law (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable law provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director, officer and employee of the Company and its Subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that Parent shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. All rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.

     (b) Any Indemnified Party wishing to claim indemnification under paragraph
(a) of this Section 6.13, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party if such failure does not materially prejudice the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent. If such indemnity is not available with respect to any Indemnified Party, then the Surviving Corporation and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

     (c) The Surviving Corporation shall use its best efforts to maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of six years after the Effective Time so long as the annual premium therefor is not in excess of the last annual premium paid prior to the date hereof (the "Current Premium"); provided, however, that if the existing D&O Insurance expires, is terminated or canceled during such six-year period, the Surviving Corporation will use its best efforts to obtain as much substantially similar D&O Insurance as can be obtained for the remainder of such period but in no event for a premium in excess (on an annualized basis) of two
(2) times the Current Premium.

     (d) If the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section.

     (e) The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs, their representatives and assigns.

     6.14. Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company Stockholder Agreement or the Company Option Agreement, each of Parent and the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, the Company Stockholder Agreement and the Company Option

Agreement or by the Merger and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

     6.15. Parent Vote. Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Shares and any shares of common stock of Merger Sub beneficially owned by it or any of its Affiliates or with respect to which it or any of its Affiliates has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the adoption and approval of this Agreement at any meeting of stockholders of the Company or Merger Sub, respectively, at which this Agreement shall be submitted for adoption and approval and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of either the Company or Merger Sub by consent in lieu of a meeting).

     6.16. Notification of Certain Matters. Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of: (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would cause (A) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (B) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied in any material respect; and (ii) any failure of Parent or the Company, as the case may be, to comply with any covenant or agreement to be complied with by it hereunder in any material respect; provided, however, that the delivery of any notice pursuant to this Section 6.16 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     6.17. Real Estate Transfer and Gains Tax. Either the Company or the Surviving Corporation shall pay all state or local taxes, if any (collectively, the "Gains Taxes"), attributable to the transfer of the beneficial ownership of the Company's and its Subsidiaries' real properties, and any penalties or interest with respect thereto, payable in connection with the consummation of the Merger. The Company shall cooperate with Parent in the filing of any returns with respect to the Gains Taxes, including supplying in a timely manner a complete list of all real property interests held by the Company and its Subsidiaries and any information with respect to such properties that is reasonably necessary to complete such returns. The portion of the consideration allocable to the real properties of the Company and its Subsidiaries shall be determined by Parent in its reasonable discretion. The stockholders of the Company shall be deemed to have agreed to be bound by the allocation established pursuant to this Section 6.17 in the preparation of any return with respect to the Gains Taxes.

                                  ARTICLE VII

                                   CONDITIONS

     7.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

     (a) Stockholder Approval. This Agreement shall have been duly approved by holders of Shares constituting the Company Requisite Vote and shall have been duly approved by the sole stockholder of Merger Sub in accordance with applicable law and the certificate of incorporation and by-laws of each such corporation.

     (b) NYSE Listing. The shares of Parent Common Stock deliverable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

     (c) Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and, other than the filing provided for in Section 1.3, all notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective

Subsidiaries from, any Governmental Entity (collectively, "Governmental Consents") in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company, Parent and Merger Sub shall have been made or obtained (as the case may be), except those that the failure to make or to obtain are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect.

     (d) Litigation. No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an "Order").

     (e) S-4. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

     (f) Blue Sky Approvals. Parent shall have received all state securities and "blue sky" permits and approvals, if any, necessary to consummate the transactions contemplated hereby.

     7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

     (a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement that is qualified by materiality shall have been true and correct when made and shall be true and correct at and as of the Closing Date as if made at and as of the Closing Date and each of such representations and warranties that is not so qualified shall have been true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date, in each case except as contemplated or permitted by this Agreement; and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

     (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

     (c) Consents Under Agreements. The Company shall have obtained the consent or approval of each Person whose consent or approval shall be required under any Debt Contract or Other Contract to which the Company or any of its Subsidiaries is a party, except those for which the failure to obtain such consent or approval, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect.

     (d) Tax Opinion. Parent shall have received an opinion of Sidley & Austin, dated the Closing Date, in form and substance reasonably satisfactory to Parent, substantially to the effect that, for federal income tax purposes;

     (i) The Merger will constitute a "reorganization" within the meaning of
Section 368(a) of the Code, and the Company, Merger Sub and Parent will each be a party to such reorganization within the meaning of Section 368(b) of the Code.

     (ii) No gain or loss will be recognized by Parent or the Company as a result of the Merger.

     (iii) No gain or loss will be recognized by the stockholders of the Company upon the exchange of their Shares solely for shares of Parent Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of Parent Common Stock.

     (iv) The aggregate tax basis of the shares of Parent Common Stock received by a stockholder solely in exchange for Shares pursuant to the Merger (including fractional shares of Parent Common Stock for which cash is received) will be the same as the aggregate tax basis of the Shares exchanged therefor.

     (v) The holding period for shares of Parent Common Stock received by a stockholder in exchange for Shares pursuant to the Merger will include the holding period that such Shares were held by the stockholder, provided such Shares were held as capital assets by such stockholder at the Effective Time.

     (vi) A stockholder of the Company who receives cash in lieu of a fractional share of Parent Common Stock will recognize gain or loss equal to the difference, if any, between such stockholder's basis in such fractional share and the amount of cash received.

     In rendering such opinion, Sidley & Austin may receive and rely upon representations contained in a certificate of Parent (the "Parent Tax Certificate") substantially in the form attached to the Parent Disclosure Letter, a certificate of the Company (the "Company Tax Certificate") substantially in the form attached to the Company Disclosure Letter and other appropriate certificates of Parent, the Company and others.

     7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

     (a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub contained in this Agreement that is qualified by materiality shall have been true and correct when made and shall be true and correct at and as of the Closing Date as if made at and as of the Closing Date and each of such representations and warranties that is not so qualified shall have been true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date, in each case except as contemplated or permitted by this Agreement; and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and its Chief Financial Officer.

     (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and its Chief Financial Officer to such effect.

     (c) Consents Under Agreements. Parent shall have obtained the consent or approval of each Person whose consent or approval shall be required in order to consummate the transactions contemplated by this Agreement under any Debt Contract or Other Contract to which Parent or any of its Subsidiaries is a party, except those for which failure to obtain such consents and approvals, individually or in the aggregate, is not reasonably likely to have a Parent Material Adverse Effect.

     (d) Tax Opinion. The Company shall have received an opinion of Carrington, Coleman, Sloman & Blumenthal, L.L.P., dated the Closing Date, in form and substance reasonably satisfactory to the Company, substantially to the effect that, for federal income tax purposes;

     (i) The Merger will constitute a "reorganization" within the meaning of
Section 368(a) of the Code, and the Company, Merger Sub and Parent will each be a party to such reorganization within the meaning of Section 368(b) of the Code.

     (ii) No gain or loss will be recognized by Parent or the Company as a result of the Merger.

     (iii) No gain or loss will be recognized by the stockholders of the Company upon the exchange of their Shares solely for shares of Parent Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of Parent Common Stock.

     (iv) The aggregate tax basis of the shares of Parent Common Stock received by a stockholder solely in exchange for Shares pursuant to the Merger (including fractional shares of Parent Common Stock for which cash is received) will be the same as the aggregate tax basis of the Shares exchanged therefor.

     (v) The holding period for shares of Parent Common Stock received by a stockholder in exchange for Shares pursuant to the Merger will include the holding period that such Shares were held by the stockholder, provided such Shares were held as capital assets by such stockholder at the Effective Time.

     (vi) A stockholder of the Company who receives cash in lieu of a fractional share of Parent Common Stock will recognize gain or loss equal to the difference, if any, between such stockholder's basis in such fractional share and the amount of cash received.

     In rendering such opinion, Carrington, Coleman, Sloman & Blumenthal, L.L.P. may receive and rely upon representations contained in a certificate of Parent substantially in the form of the Parent Tax Certificate, a certificate of the Company substantially in the form of the Company Tax Certificate and other appropriate certificates of Parent, the Company and others.

                                  ARTICLE VIII

                                  TERMINATION

     8.1. Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, whether before or after any approval by the stockholders of Merger Sub or the Company of the matters presented in connection with the Merger:

     (a) by mutual written consent of Parent and the Company;

     (b) by Parent, by written notice to the Company, if (i) the Company shall have failed to comply in any material respect with any of its covenants or agreements contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within fifteen business days after receipt by the Company of written notice of such failure to comply or (ii) the stockholders of the Company shall not approve the Merger at the Stockholder Meeting or any adjournment thereof;

     (c) by the Company, by written notice to Parent, if (i) Parent or Merger Sub shall have failed to comply in any material respect with any of its respective covenants or agreements contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within fifteen business days after receipt by Parent of written notice of such failure to comply or (ii) the stockholders of the Company shall not approve the Merger at the Stockholder Meeting or any adjournment thereof;

     (d) by either Parent or the Company, by written notice from the terminating party to the other parties, if there has been (i) a breach by the other (or Merger Sub if the Company is the terminating party) of any representation or warranty made as of the date hereof that is not qualified by reference to a Material Adverse Effect, the effect of which has a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or (ii) a breach by the other (or Merger Sub if the Company is the terminating party) of any representation or warranty made as of the date hereof that is qualified by reference to a Material Adverse Effect, in each case, which breach has not been cured (if capable of being cured) within fifteen business days after receipt by the breaching party of written notice of the breach;

     (e) by either Parent or the Company, by written notice from the terminating party to the other parties, if: (i) the Merger has not been effected on or prior to the close of business on February 28, 1998, whether such date is before or after the date of approval by the stockholders of the Company; provided, however, that the right to terminate this Agreement pursuant to this clause (e) shall not be available to any party whose failure to fulfill any obligation of this Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to such date; or (ii) any court or other Governmental Entity having jurisdiction over a party hereto shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable;

     (f) by the Company, by written notice to Parent, if the Board of Directors of the Company shall determine in good faith that a Takeover Proposal constitutes a Superior Proposal; provided, however, that the Company may not terminate this Agreement pursuant to this clause (f) unless (i) five business days shall have elapsed after delivery to Parent of a written notice of such determination by such Board of Directors and at all reasonable times during such five business-day period the Company shall have provided Parent a reasonable opportunity, during such five business-day period, to propose a modification of the terms and conditions of this Agreement so that a business combination between the Company and Parent (or an Affiliate of Parent) may be effected, and (ii) at the end of such five business-day period such Board of Directors shall continue to believe in good faith that such Takeover Proposal constitutes a Superior Proposal and simultaneously therewith the Company shall enter into a definitive acquisition, merger or similar agreement to effect such Superior Proposal;

     (g) by Parent, by written notice to the Company, if (i) the Board of Directors of the Company shall not have recommended the Merger to Company's stockholders, or shall have resolved not to make such recommendation, or shall have modified in a manner adverse to Parent or rescinded its recommendation of the Merger to the Company's stockholders as being advisable and fair to and in the best interests of the Company and its stockholders, or shall have modified or rescinded its approval of the Agreement, or shall have resolved to do any of the foregoing, (ii) the Board of Directors of the Company shall have recommended to the stockholders of the Company any Takeover Proposal (other than by Parent or an Affiliate of Parent) or shall have resolved to do so, (iii) a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of the Company is commenced, and the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders within the ten business day period (or such shorter period) required by Section 14e-2 of the Exchange Act (the taking of no position by the expiration of such ten business day period (or such shorter period) with respect to the acceptance of such tender offer or exchange offer by its stockholders constituting such a failure), or (iv) the Company or any of its Subsidiaries, without having received prior written consent from Parent, shall have entered into, authorized, recommended, proposed, or publicly announced its intention to enter into, authorize, recommend or propose to its shareholders an agreement, arrangement, understanding or letter of intent with any Person (other than Parent or any of its Affiliates) to (A) effect a merger or consolidation or similar transaction involving the Company or any of its Subsidiaries, (B) purchase, lease, or otherwise acquire all or a substantial portion of the assets of the Company or any of its Subsidiaries or (C) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or similar transaction) Beneficial Ownership (as defined in the Company Option Agreement) of securities representing 20% or more of the voting power of the Company (in each case other than any such merger, consolidation, purchase, lease or other transaction involving only the Company and one or more of its Subsidiaries or involving only any two or more of its Subsidiaries); and

     (h) by Parent or the Company, by written notice to the other party, if ten business days elapse after all the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing) shall be satisfied or waived and the Closing shall not have occurred through no fault of the terminating party.

     The right of Parent or the Company to terminate this Agreement pursuant to this Section 8.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of such party, whether prior to or after the execution of this Agreement.

     8.2. Effect of Termination. In the event of the termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void without any liability hereunder on the part of the Company, Parent, Merger Sub or their respective directors or officers, except for the last sentence of Section 6.7 and the entirety of
Section 6.12, which shall survive any such termination; provided, however, that nothing contained in this Section 8.2 shall relieve any party hereto from any liability for any breach of this Agreement.

                                   ARTICLE IX

                           MISCELLANEOUS AND GENERAL

     9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Sections 6.6 (Taxation and Accounting), 6.9 (Stock Exchange Listing and De-listing), 6.11 (Options and Benefits), 6.12 (Expenses) and 6.13 (Indemnification; Directors' and Officers' Insurance) shall survive the consummation of the Merger. This Article IX, the agreements of the Company, Parent and Merger Sub contained in Section 6.12 (Expenses), Section 8.2 (Effect of Termination and Abandonment), the Company

Confidentiality Agreement and the Confidentiality Agreement dated August 15, 1997, between Parent and the Company (the "Parent Confidentiality Agreement") shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

     9.2. Modification or Amendment. Subject to the provisions of the applicable law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

     9.3. Waiver of Conditions. The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

     9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

     9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

     (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

     9.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

        if to Parent or Merger Sub:

        Kimberly-Clark Corporation
        351 Phelps Drive
        Irving, Texas 75038
        Attention: Senior Vice President -- Law and Government Affairs fax: (972) 281-1492

        (with a copy to Dennis V. Osimitz, Esq.
           Sidley & Austin
           One First National Plaza
           Chicago, Illinois 60603
           fax: (312) 853-7036)

        if to the Company:

        7201 Industrial Park Blvd.
        Fort Worth, Texas 76180
        Attention: David Radunsky, Chief Operating Officer and General Counsel fax: (817) 577-6599

        (with a copy to George Sampas, Esq.
           Sullivan & Cromwell
           125 Broad Street
           New York, NY 10004
           fax: (212) 558-3299)

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

     9.7. Entire Agreement; No Other Representations. This Agreement (including any exhibits hereto), the Company Option Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Confidentiality Agreement, dated April 15, 1997, between Parent and the Company (the "Company Confidentiality Agreement"), and the Parent Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER'S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

     9.8. No Third Party Beneficiaries. Except as provided in Section 6.13 (Indemnification; Directors' and Officers' Insurance), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

     9.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to constitute an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to constitute an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

     9.10. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     9.11. Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     9.12. Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly-owned direct Subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation.

     9.13. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the terms or provisions of this Agreement were not performed in accordance with their specific wording or were otherwise breached. It is accordingly agreed that each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States of America or any state having jurisdiction, such remedy being in addition to any other remedy to which any party may be entitled at law or in equity.

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

                                            KIMBERLY-CLARK CORPORATION

                                            By:   /s/ ROBERT E. ABERNATHY
                                              ----------------------------------
                                              Name: Robert E. Abernathy
                                              Title: Group President

                                            TECNOL MEDICAL PRODUCTS, INC.

                                            By:    /s/ VANCE M. HUBBARD
                                              ----------------------------------
                                              Name: Vance M. Hubbard
                                              Title: Chief Executive Officer &
                                                President

                                            VANGUARD ACQUISITION CORP.

                                            By:   /s/ ROBERT E. ABERNATHY
                                              ----------------------------------
                                              Name: Robert E. Abernathy
                                              Title: Vice President

                                                                        ANNEX II

                            COMPANY OPTION AGREEMENT

     COMPANY OPTION AGREEMENT ("Option Agreement") dated as of September 4, 1997, between Kimberly-Clark Corporation, a Delaware corporation
("Kimberly-Clark"), and Tecnol Medical Products, Inc., a Delaware corporation ("Tecnol").
                                  WITNESSETH:

     WHEREAS, the respective Boards of Directors of Kimberly-Clark and Tecnol have approved an Agreement and Plan of Merger dated as of even date herewith (the "Merger Agreement") providing for the merger of a wholly-owned subsidiary of Kimberly-Clark ("Newco") with and into Tecnol with Tecnol being the Surviving Corporation;

     WHEREAS, as a condition to Kimberly-Clark's willingness to enter into the Merger Agreement, Tecnol has agreed to grant to Kimberly-Clark the option set forth herein to purchase 3,982,142 authorized but previously unissued shares of the Common Stock, par value $.001 per share, of Tecnol ("Tecnol Common Stock"); and

     WHEREAS, contemporaneously herewith, Kimberly-Clark, Newco and Tecnol are entering into the Merger Agreement.

     NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

1. DEFINITIONS.

     Capitalized terms used but not defined herein shall have the same meanings as set forth in the Merger Agreement.

2. GRANT OF OPTION.

     On the terms and subject to the conditions set forth herein, Tecnol hereby grants to Kimberly-Clark an irrevocable option (the "Option") to purchase up to 3,982,142 authorized but previously unissued shares of Tecnol Common Stock at a price of $22.00 per share (the "Purchase Price") payable in cash as provided in
Section 4 hereof.

3. EXERCISE OF OPTION.

     (a) Kimberly-Clark may exercise the Option, in whole or in part, at any time or from time to time after a Purchase Event (as defined below) shall have occurred; provided, however, that (i) to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect upon the earlier to occur of (A) the Effective Time of the Merger; or (B) the termination of the Merger Agreement in accordance with its terms; provided, however, that if the Merger Agreement is terminated by Tecnol pursuant to
Section 8.1(f) thereof or, after a Takeover Proposal by any Person (other than Kimberly-Clark or an Affiliate of Kimberly-Clark), by Kimberly-Clark pursuant to
Section 8.1(g) thereof, the Option shall remain exercisable until the date which is 180 days after such termination; and further provided, however, that, if prior to the termination of the Merger Agreement in accordance with its terms, a Takeover Proposal by any Person (other than Kimberly-Clark or an Affiliate of Kimberly-Clark) shall have been publicly announced, the Option shall not terminate until the earlier of (x) the date a Purchase Event can no longer occur and (y) 180 days after the occurrence of a Purchase Event, except that if the Purchase Event is of the type described in clause (ii) of the definition thereof, the Option shall not terminate until 180 days after the termination of the Merger Agreement; (ii) if the Option cannot be exercised immediately prior to its expiration date because of an injunction, order or similar restraint issued by a court of competent jurisdiction, the Option shall expire on the 30th business day after such injunction, order or restraint shall have been dissolved or when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be; and (iii) if the Option cannot be exercised immediately prior to its expiration date because any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") shall not have expired or been terminated, the Option shall expire on the 30th business day after such expiration or termination.

     (b) As used herein, a "Purchase Event" shall be deemed to have occurred if
(i) the Merger Agreement is terminated in accordance with Section 8.1(f) thereof; (ii) after a Takeover Proposal shall have been publicly announced by any Person (other than Kimberly-Clark or an Affiliate of Kimberly-Clark), Kimberly-Clark has the right to terminate the Merger Agreement pursuant to
Section 8.1(g) thereof; or (iii) all of the following occur: (A) prior to the Stockholder Meeting the Merger Agreement shall not have been terminated and there shall have been publicly announced a Takeover Proposal by any Person (other than Kimberly-Clark or an Affiliate of Kimberly-Clark), (B) after such public announcement the stockholders of Tecnol shall not approve the Merger at the Stockholder Meeting or any adjournment thereof, (C) within twelve months after the Stockholder Meeting or the last adjournment thereof Tecnol shall enter into any written letter of intent (whether or not binding), acquisition agreement, merger agreement or other similar agreement or agreement in principle in respect of a Takeover Proposal with any Person contemplated by clause (A) above or such Person shall commence any tender or exchange offer for the Shares, and (D) upon, or at any time within twelve months after, such entry into any letter of intent, agreement or such commencement of any tender or exchange offer such Person shall consummate a transaction similar to that contemplated by such Takeover Proposal or any tender or exchange offer for Beneficial Ownership of at least 20% of the Shares.

     (c) As used herein, the terms "Beneficial Ownership" and "Beneficially Own" shall have the meanings ascribed to them in Rule 13d-3 under the Exchange Act.

     (d) In the event Kimberly-Clark wishes to exercise the Option, it shall deliver to Tecnol a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 10 business days (or, in the event approval under the HSR Act is required, 60 calendar days) from the Notice Date for the closing of such purchase (the "Closing Date").

4. PAYMENT AND DELIVERY OF CERTIFICATES.

     (a) At any closing referred to in Section 3 hereof, Kimberly-Clark shall pay to Tecnol the aggregate purchase price for the shares of Tecnol Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Tecnol.

     (b) At any such closing, simultaneously with the delivery of cash as provided in Section 4(a), Tecnol shall deliver to Kimberly-Clark a certificate or certificates representing the number of shares of Tecnol Common Stock purchased by Kimberly-Clark, registered in the name of Kimberly-Clark or a nominee designated in writing by Kimberly-Clark, and Kimberly-Clark shall deliver to Tecnol a letter agreeing that Kimberly-Clark shall not offer to sell, pledge or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

     (c) If at the time of issuance of any Tecnol Common Stock pursuant to any exercise of the Option, Tecnol shall have issued any share purchase rights or similar securities to holders of Tecnol Common Stock, then each such share of Tecnol Common Stock shall also represent rights with terms substantially the same as and at least as favorable to Kimberly-Clark as those issued to other holders of Tecnol Common Stock.

     (d) Certificates for Tecnol Common Stock delivered at any closing hereunder shall be endorsed with a restrictive legend which shall read substantially as follows:

     The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Tecnol Medical Products, Inc. ("Tecnol"), a copy of which is on file at the principal office of Tecnol, and to resale restrictions arising under the Securities Act of 1933 and any applicable state securities laws. A copy of such agreement will be provided to the holder hereof without charge upon receipt by Tecnol of a written request therefor.

     It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Kimberly-Clark shall have delivered to Tecnol an opinion of counsel reasonably acceptable to Tecnol, in form and substance reasonably satisfactory to Tecnol and its counsel, to the effect that such legend is not required for purposes of the Securities Act and any applicable state securities laws.

5. AUTHORIZATION, ETC.

     (a) Tecnol hereby represents and warrants to Kimberly-Clark that:

          (i) Tecnol has full corporate authority to execute and deliver this Option Agreement and to consummate the transactions contemplated hereby;

          (ii) such execution, delivery and consummation have been authorized by the Board of Directors of Tecnol, and no other corporate proceedings are necessary therefor;

          (iii) this Option Agreement has been duly and validly executed and delivered and represents a valid and legally binding obligation of Tecnol, enforceable against Tecnol in accordance with its terms, except that enforceability may be limited by the Bankruptcy Exception and is subject to the Equity Exception;

          (iv) Tecnol has taken all necessary corporate action to authorize and reserve and permit it to issue and, at all times from the date hereof through the date of the exercise in full or the expiration or termination of the Option, shall have reserved for issuance upon exercise of the Option, 3,982,142 shares of Tecnol Common Stock (as such number may be adjusted pursuant to Section 6 hereof), all of which, upon issuance pursuant hereto, shall be duly authorized, validly issued, fully paid and nonassessable, and shall be delivered free and clear of all claims, liens, encumbrances, restrictions, security interests and preemptive rights; and

          (v) except as otherwise required by the HSR Act and other than any filings required under applicable securities and blue sky laws, the execution and delivery of this Option Agreement by Tecnol and the consummation by it of the transactions contemplated hereby do not require the consent, waiver, approval or authorization of or any filing with any person or public authority and will not violate, result in a breach of or the acceleration of any obligation under, or constitute a default under, any provision of any charter or bylaw, indenture, mortgage, lien, lease, agreement, contract, instrument, order, law, rule, regulation, judgment, ordinance, or decree, or restriction by which Tecnol or any of its Subsidiaries or any of their respective properties or assets is bound.

     (b) Kimberly-Clark hereby represents and warrants to Tecnol that:

          (i) Kimberly-Clark has full corporate authority to execute and deliver this Option Agreement and to consummate the transactions contemplated hereby;

          (ii) such execution, delivery and consummation have been authorized by all requisite corporate action by Kimberly-Clark, and no other corporate proceedings are necessary therefor;

          (iii) this Option Agreement had been duly and validly executed and delivered and represents a valid and legally binding obligation of Kimberly-Clark, enforceable against Kimberly-Clark in accordance with its terms, except that enforcement may be limited by the Bankruptcy Exception and is subject to the Equity Exception;

          (iv) any Tecnol Common Stock or other securities acquired by Kimberly-Clark upon exercise of the Option will not be taken with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in compliance with the Securities Act; and

          (v) except as otherwise required by the HSR Act and other than any filings required under applicable securities and blue sky laws, the execution and delivery of this Option Agreement by Kimberly-Clark and the consummation by it of the transactions contemplated hereby do not require the consent, waiver, approval or authorization of or any filing with any person or public authority and will not violate, result in a breach of or the acceleration of any obligation under, or constitute a default under, any provision of any charter or by-law, indenture, mortgage, lien, lease, agreement, contract, instrument, order, law, rule, regulation, judgment, ordinance, or decree, or restriction by which Kimberly-Clark or any of its Subsidiaries or any of their respective properties or assets is bound.

6. ADJUSTMENT UPON CHANGES IN CAPITALIZATION.

     In the event of any change in Tecnol Common Stock by reason of stock dividends, stock splits, split-ups, reclassifications, recapitalizations or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of Tecnol Common Stock are issued or transferred from the Company's treasury stock account after August 31, 1997 (other than pursuant to an event described in the preceding sentence or pursuant to this Option Agreement), the number of shares of Tecnol Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals at least 19.9% of the number of shares of Tecnol Common Stock then issued and outstanding (without considering as outstanding any shares subject to or issued pursuant to the Option).

7. REPURCHASE.

     (a) At the request of Kimberly-Clark at any time after the occurrence of a Purchase Event but prior to the second anniversary of such Purchase Event (the "Repurchase Period"), if a Put Event has occurred, Tecnol (or any successor entity thereof) shall repurchase the Option from Kimberly-Clark together with all (but not less than all, subject to Section 10) shares of Tecnol Common Stock subject thereto or purchased by Kimberly-Clark pursuant thereto and with respect to which Kimberly-Clark then has Beneficial Ownership, at a price per share (the "Per Share Repurchase Price") equal to the greater of:

          (i) The per share exercise price paid by Kimberly-Clark for any shares of Tecnol Common Stock acquired pursuant to the Option;

          (ii) The "Market Price" per share of Tecnol Common Stock (defined as the average of the closing sales price per share for the ten trading days prior to the date of such request for Tecnol Common Stock on the National Association of Securities Dealers Automated Quotation System Stock Market ("NASDAQ Stock Market") (as reported in the Wall Street Journal or other authoritative source); and

          (iii) The highest price per share paid in any transaction triggering a Put Event pursuant to Section 7(c) hereof or at which a tender or exchange offer which led to a Put Event was made for shares of Tecnol Common Stock. In determining such price, the value of any consideration other than cash shall be determined by an independent nationally recognized investment banking firm selected by Kimberly-Clark and reasonably acceptable to Tecnol.

     (b) In the event Kimberly-Clark exercises its rights under this Section 7, Tecnol shall, within 10 business days thereafter, pay the required amount to Kimberly-Clark by wire transfer of immediately available funds to an account designated by Kimberly-Clark and Kimberly-Clark shall surrender to Tecnol the Option and the certificates evidencing any shares of Tecnol Common Stock purchased thereunder with respect to which Kimberly-Clark then has Beneficial Ownership, and Kimberly-Clark shall warrant that it has sole record and Beneficial Ownership of such shares and that the same are free and clear of all liens, claims, charges, restrictions and encumbrances of any kind whatsoever.

     (c) For purposes of this Section 7, a Put Event shall be deemed to have occurred (i) upon the consummation of any merger, consolidation or any similar transaction involving Tecnol or any purchase, lease or other acquisition of all or substantially all of the assets of Tecnol and its Subsidiaries considered as a whole or (ii) upon the acquisition by any person of Beneficial Ownership of 50% or more of the then outstanding shares of Tecnol Common Stock, provided that no such event shall constitute a Put Event unless a Purchase Event shall have occurred prior to expiration or termination of the Option.

8. REPURCHASE AT OPTION OF TECNOL AND FIRST REFUSAL.

     (a) Except to the extent that Kimberly-Clark shall have previously exercised its rights under Section 7, at the request of Tecnol from and after the date which is the later of (x) six months after a Purchase Event has occurred and (y) six months after the termination of the Merger Agreement, Tecnol may repurchase from Kimberly-Clark, and Kimberly-Clark shall sell to Tecnol, the Option together with all (but not less than all, subject to Section
10) shares of Tecnol Common Stock subject thereto or purchased by Kimberly-Clark pursuant hereto and with respect to which Kimberly-Clark then has Beneficial Ownership at a price per share equal to the greater of (i) the Market Price per share of Tecnol Common Stock (less the exercise price per share for any unexercised shares of Tecnol Common Stock subject to the Option) and (ii) the per share exercise price paid by Kimberly-Clark for any shares of Tecnol Common Stock acquired pursuant to the Option. Any repurchase under this Section 8(a) shall be consummated in accordance with the procedures set forth in Section 7(b).

     (b) If, at any time after the occurrence of a Purchase Event and prior to the third anniversary of the date of such occurrence, Kimberly-Clark shall desire to sell, assign, transfer or otherwise dispose of the Option or all or any of the shares of Tecnol Common Stock acquired by it pursuant to the Option, it shall give Tecnol written notice of the proposed transaction (an "Offeror's Notice"), identifying the proposed transferee, and setting forth the terms of the proposed transaction. An Offeror's Notice shall be deemed an offer by Kimberly-Clark to Tecnol, which may be accepted within 10 business days after its receipt of such Offeror's Notice, to purchase such Option or shares on the same terms and conditions and at the same price at which Kimberly-Clark is proposing to transfer the Option or such shares to a third party. The purchase of the Option or such shares by Tecnol shall be closed within 10 business days of the date of the acceptance of the offer and the purchase price shall be paid to Kimberly-Clark by wire transfer of immediately available funds to an account designated by Kimberly-Clark. In the event of the failure or refusal of Tecnol to purchase the Option or shares in each case as and to the extent covered by the Offeror's Notice or if the Board of Directors of Tecnol does not approve Tecnol's proposed purchase of the Option or such shares, Kimberly-Clark may, within 60 days from the date of the Offeror's Notice, sell all, but not less than all, of the Option or such shares in each case as and to the extent covered by the Offeror's Notice to such third party at no less than the price specified and on terms no more favorable to the purchaser than those set forth in the Offeror's Notice. These requirements shall not apply to any disposition of Tecnol Common Stock by a Person to whom Kimberly-Clark has sold shares of Tecnol Common Stock issued upon exercise of the Option in compliance with the terms hereof.

9. REGISTRATION RIGHTS; APPROVAL.

     (a) For three years after a Purchase Event, Tecnol shall, if requested by any holder or beneficial owner (each a "Holder") of more than 1,000,000 shares (subject to adjustment in the event of any stock dividend, stock split, split-up, reclassification, recapitalization or the like) of Tecnol Common Stock issued pursuant to this Option Agreement, file a registration statement on a form for general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of Tecnol Common Stock that have been acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by such Holder (it being understood and agreed that any such sale or other disposition shall be effected on a widely distributed basis so that, upon consummation thereof, no purchaser or transferee shall Beneficially Own more than 2% of the shares of Tecnol Common Stock then outstanding). Each such Holder shall provide all information reasonably requested by Tecnol for inclusion in any registration statement to be filed hereunder. Tecnol shall use its reasonable commercial efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 90 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The registration effected under this Section 9 shall be at Tecnol's expense except for underwriting commissions and the fees and disbursements of such Holder's counsel attributable to the registration of such Tecnol Common Stock. In no event shall Tecnol be required to effect more than one registration hereunder. The filing of the registration statement hereunder may be delayed for up to 120 days if such filing would require premature disclosure of any material corporate development or otherwise interfere with or adversely affect any proposed distribution by Tecnol of Tecnol Common Stock or if a special audit of Tecnol would otherwise be required in connection therewith. If requested by any such Holder in connection with such registration, Tecnol shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of the representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for parties similarly situated. Upon receiving any request for registration under this Section 9 from any Holder entitled to such registration, Tecnol agrees to send a copy thereof to any other person known to Tecnol to be entitled to registration rights under this Section 9, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies entitled to such registration.

     (b) Subject to applicable law and the rules and regulations of the NASDAQ National Market, Tecnol shall promptly file an application to list the shares subject to the Option on the NASDAQ National Market and will use its commercially reasonable efforts to obtain approval of such listing and to effect all necessary filings by Tecnol under the HSR Act in connection with the transactions contemplated hereby. Each of the parties hereto will use its commercially reasonably efforts to obtain consents of all third parties and governmental authorities, if any, necessary for the consummation of the transactions contemplated.

10. SEVERABILITY.

     Any term, provision, covenant or restriction contained in this Option Agreement held by a court of competent jurisdiction to be invalid, void or unenforceable, shall be ineffective to the extent of such invalidity, voidness or unenforceability, but neither the remaining terms, provisions, covenants or restrictions contained in this Option Agreement nor the validity or enforceability thereof in any other jurisdiction shall be affected or impaired thereby. Any term, provision, covenant or restriction contained in this Option Agreement that is so found to be so broad as to be unenforceable shall be interpreted to be as broad as is enforceable. If for any reason such court determines that applicable law will not permit Kimberly-Clark or any other person to acquire, or Tecnol to repurchase or purchase, the full number of shares of Tecnol Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of the parties hereto to allow Kimberly-Clark or such other person to acquire, or Tecnol to repurchase or purchase, such lesser number of shares as may be permissible, without any amendment or modification hereof.

11. MISCELLANEOUS.

     (a) Expenses. Each of the parties hereto shall pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel, except as otherwise provided herein.

     (b) Entire Agreement. Except as otherwise expressly provided herein or therein, this Option Agreement and the Merger Agreement contain the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral.

     (c) Successors; No Third Party Beneficiaries. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and any Holder, and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

     (d) Assignment. Other than as provided in Sections 8 and 9 hereof, neither of the parties hereto may sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person (whether by operation of law or otherwise), without the express written consent of the other party. Any purported assignment in violation hereof shall be null and void.

     (e) Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered in accordance with Section 9.6 of the Merger Agreement (which is incorporated herein by reference).

     (f) Counterparts. This Option Agreement may be executed in counterparts, and each such counterpart shall be deemed to be an original instrument, but both such counterparts together shall constitute but one agreement.

     (g) Specific Performance. The parties hereto agree that if for any reason Kimberly-Clark or Tecnol shall have failed to perform its obligations under this Option Agreement, then either party hereto seeking to enforce this Option Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. This provision is without prejudice to any other rights that either party hereto may have against the other party hereto for any failure to perform its obligations under this Option Agreement.

     (h) Governing Law. This Option Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and entirely to be performed within such state. Nothing in this Option Agreement shall be construed to require any party (or any subsidiary or affiliate or any party) to take any action or fail to take any action in violation of applicable law, rule or regulation.

     (i) Waiver and Amendment. Any provision of this Option Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Option Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the date first written above.

                                            KIMBERLY-CLARK CORPORATION

                                            By:   /s/ ROBERT E. ABERNATHY
                                              ----------------------------------
                                              Name: Robert E. Abernathy
                                              Title:  Group President

                                            TECNOL MEDICAL PRODUCTS, INC.

                                            By:    /s/ VANCE M. HUBBARD
                                              ----------------------------------
                                              Name: Vance M. Hubbard
                                              Title:  Chief Executive Officer
                                                and President

                                                                       ANNEX III

                        AGREEMENT TO BE EXECUTED BY EACH
                        STOCKHOLDER LISTED ON SCHEDULE A
                                ATTACHED HERETO

                         COMPANY STOCKHOLDER AGREEMENT

     STOCKHOLDER AGREEMENT dated as of September 4, 1997 by the undersigned stockholder (the "Stockholder") of Tecnol Medical Products, Inc., a Delaware corporation (the "Company"), for the benefit of Kimberly-Clark Corporation, a Delaware corporation ("Parent").

     WHEREAS Parent, Vanguard Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Sub"), and the Company are entering into an Agreement and Plan of Merger of even date herewith (as the same may be amended or supplemented, the "Merger Agreement") providing for the merger of Sub with and into the Company (the "Merger");

     WHEREAS, the Stockholder has sole voting and dispositive power and/or full voting power as to the aggregate number of shares of Common Stock, par value $0.001 per share, of the Company (the "Company Common Stock") set forth opposite his name on Schedule A attached hereto; such shares of Company Common Stock, as such shares may be adjusted by any stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by the Company, being referred to herein as the "Subject Shares"; and

     WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has requested that the Stockholder enter into this Agreement.

     NOW, THEREFORE, to induce Parent to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

     1. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

     (a) Authority. This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally and to general principles of equity. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder or to the Stockholder's property or assets, the effect of which would be material and adverse to the ability of the Stockholder to perform his obligations under this Agreement.

     (b) The Subject Shares. Except as noted on Schedule A, the Stockholder represents that he beneficially owns and has sole voting and dispositive power over the number of shares of Company Common Stock set forth opposite his name on Schedule A hereto, and that his beneficial ownership of such shares is free and clear of all liens, charges and encumbrances, agreements and commitments of every kind. The representations set forth in this Agreement shall not survive the consummation of the Merger. The Subject Shares do not include: (i) shares held by the Stockholder in his capacity as trustee of the ESOP (as defined in the Merger Agreement), and (ii) shares owned of record by the Stockholder's spouse in which he may have a community interest.

     2. Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholder that Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable in accordance with its terms.

     3. Covenants of the Stockholder.

     (a) At any meeting of stockholders of the Company called to vote upon the Merger or the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the Merger Agreement is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares, and any other voting securities of the Company, whether issued heretofore or hereafter, that such person has the right to vote (other than in his capacity as trustee of the ESOP), in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, provided that the terms of the Merger Agreement shall not have been amended to adversely affect the Stockholder.

     (b) At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares, and any other voting securities of the Company, whether issued heretofore or hereafter, that such person has the right to vote (other than in his capacity as trustee of the ESOP), against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Takeover Proposal (as defined in the Merger Agreement), or (ii) any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or which is reasonably likely to result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled.

     (c) The Stockholder agrees not to sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, the Subject Shares or any other voting securities of the Company, whether issued heretofore or hereafter, that such person has the right to vote (other than in his capacity as trustee of the ESOP) to any person; provided, that (i) the Stockholder may sell up to a maximum of (x) 100,000 Subject Shares minus (y) any shares of Company Common Stock sold by Kirk Brunson from and after the date hereof; and (ii) the Stockholder may surrender to the Company Subject Shares in payment of the exercise price of Company Options (as defined in the Merger Agreement) exercised by the Stockholder in accordance with the Stock Plan (as defined in the Merger Agreement).

     (d) The Stockholder agrees not to enter into any voting arrangement with respect to the Subject Shares, whether by proxy, voting arrangement, voting agreement or otherwise.

     (e) The Stockholder shall not, and shall use his best efforts to cause any investment banker, attorney or other adviser or representative of the Stockholder not to, (i) directly or indirectly solicit, initiate or knowingly encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Takeover Proposal.

     4. Affiliates Letter. The Stockholder agrees to execute and deliver on a timely basis a letter agreement in the form of Exhibit D to the Merger Agreement, when and if requested by Parent prior to the effectiveness of the Merger.

     5. Further Assurances. The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

     6. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the parties without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Stockholder, his personal or legal representatives, executors, administrators, heirs, distributors, devisees and legatees and by the Parent, its successors and assigns.

     7. Termination. This Agreement shall terminate upon the earliest of (i) the close of business on August 31, 1998, (ii) the Effective Time (as defined in the Merger Agreement), (iii) the termination of the Merger Agreement in accordance with its terms; provided, that (x) if the Merger Agreement is terminated pursuant to Sections 8.1(f) or 8.1(g) of the Merger Agreement or; (y) if any Takeover Proposal shall have been made prior to termination of this Agreement, Sections 3(b), 3(c) and 3(d) hereof shall survive for 180 days after the termination of this Agreement. The termination of this Agreement or any provision hereof shall not relieve either party hereto from any liability for any breach of this Agreement or such provision prior to such termination.

     8. General Provisions.

     (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

     (b) Notice. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

     (i) if to Parent, to:

        Kimberly-Clark Corporation
        351 Phelps Drive
        Irving, Texas 75038

        Facsimile: (972) 281-1492
        Attention: Senior Vice President -- Law and
                Government Affairs

        with a copy to:
        Sidley & Austin
        One First National Plaza
        Chicago, Illinois 60603
        Facsimile: (312) 853-7036
        Attention: Dennis V. Osimitz, Esq.

     (ii) if to the Stockholder, to

        Van Hubbard
        104 Quail Run
        Bedford, TX 76021
        with a copy to:
        Sullivan & Cromwell
        125 Broad Street
        New York, New York 10004
        Facsimile: (212) 558-3299
        Attention: George Sampas, Esq.

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

     (c) Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

     (d) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

     (f) Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     (g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

     9. Stockholder Capacity. The Stockholder signs solely in his capacity as the record holder and/or beneficial owner of the Subject Shares and nothing herein shall limit, impose any obligation on, or affect any actions taken by the Stockholder in his capacity as an officer or director of the Company.

     10. Enforcement. The parties hereto acknowledge that damages would be an inadequate remedy for any breach of the provisions of this Agreement and agree that the obligations of the parties hereunder shall be specifically enforceable. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in a Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Delaware or a Delaware state court and (iv) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

     IN WITNESS WHEREOF, Parent has caused this Agreement to be signed by its respective officers thereunto duly authorized and the Stockholder has signed this Agreement, all as of the date first written above.

                                            KIMBERLY-CLARK CORPORATION

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                            [STOCKHOLDER]

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                   SCHEDULE A

                                                      NUMBER OF                   ADDRESS AND
             NAME OF STOCKHOLDER                   SUBJECT SHARES               CONTACT PERSON
             -------------------                   --------------               --------------
Van Hubbard...................................      2,454,462(1)               Van Hubbard
  Chairman of the Board,                                                       104 Quail Run
  CEO and President                                                            Bedford, TX 76021
Kirk Brunson..................................      1,580,182(2)               Kirk Brunson
  Vice Chairman of the Board                                                   605 Hurst Drive
  Executive                                                                    Bedford, TX 76021
  Vice President

---------------

(1) Includes 2,401,272 shares over which Mr. Hubbard has sole voting and dispositive power and 53,190 shares that have been allocated to his ESOP account over which Mr. Hubbard has full voting power. Mr. Hubbard does not have sole dispositive power over the 53,190 shares that have been allocated to his ESOP account.

(2) Includes 1,554,807 shares over which Mr. Brunson has sole voting and dispositive power and 23,375 shares that have been allocated to his ESOP account over which Mr. Brunson has full voting power. Mr. Brunson does not have sole dispositive power over the 23,375, shares that have been allocated to his ESOP account.

                           [Goldman Sachs Letterhead]

                                                                        ANNEX IV

PERSONAL AND CONFIDENTIAL

November 12, 1997

Board of Directors
Tecnol Medical Products, Inc.
7201 Industrial Park Boulevard
Fort Worth, TX 76180

Gentlemen and Madame:

You have requested our opinion as to the fairness to the holders (the "Holders") of the outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of Tecnol Medical Products, (the "Company") of the Exchange Ratio (as hereinafter defined) to be received by the Holders pursuant to the Agreement and Plan of Merger dated as of September 4, 1997 among Kimberly-Clark Corporation ("Kimberly-Clark"), Vanguard Acquisition Corp., a wholly-owned subsidiary of Kimberly-Clark ("Merger Sub") and the Company (the "Merger Agreement"). The Merger Agreement provides for the merger (the "Merger") of the Merger Sub with and into the Company and the separate corporate existence of the Merger Sub shall thereupon cease. As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Kimberly-Clark or any of its subsidiaries) will be converted into the right to receive 0.42 shares of Common Stock, par value $1.25 per share, of Kimberly-Clark ("Kimberly-Clark Common Stock") for each Share (the "Exchange Ratio").

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as managing underwriter of the Company's initial public offering of shares in September 1991 and having acted as financial advisor to the Company in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement. We also have provided certain investment banking services from time to time to Kimberly-Clark in the past, and Goldman Sachs may provide investment banking services to Kimberly-Clark and its subsidiaries in the future. Goldman Sachs is a full service securities firm and, in the course of normal trading activities may from time to time effect transactions and hold positions in the securities of the Company and Kimberly-Clark for its own account or for the accounts of customers. As of November 10, 1997, Goldman Sachs, for its own account, had a long position of 203,922 shares of Kimberly-Clark Common Stock and a short position of 89,006 shares of Kimberly-Clark Common Stock.

                           [Goldman Sachs Letterhead]

In connection with this opinion, we have reviewed, among other things, the Registration Statement, including the Proxy Statement/Prospectus relating to the Special Meeting of Stockholders of the Company to be held in connection with the Merger Agreement; the Merger Agreement; the Company Option Agreement; each of the Company Stockholder Agreements; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended November 30, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. With respect to Kimberly-Clark, we have also reviewed Annual Reports to Stockholders and Annual Reports on Form 10-K of Kimberly-Clark for the five years ended December 31, 1996 and certain interim reports to stockholders and Quarterly Reports on Form 10-Q. We also have held discussions with members of the senior managements of the Company and Kimberly-Clark regarding the Merger and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the Kimberly-Clark Common Stock, compared certain financial and stock market information for the Company and Kimberly-Clark with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the medical devices industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purpose of rendering this opinion. With respect to the financial projections for the Company prepared by its management, you have informed us of your point of view regarding the risks and uncertainties inherent in achieving management's projections. As you are aware, Kimberly-Clark did not make available to us its projections of expected future performance. Accordingly, we note that our review with respect to such information was limited to discussions with management of Kimberly-Clark of research analysts' estimates for 1997 and 1998 and the expected growth in earnings per share through 2000. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Kimberly-Clark or any of their respective subsidiaries, and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Merger Agreement and such opinion does not constitute a recommendation as to how any Holder of Shares should vote with respect to the Merger. Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Merger Agreement is fair to the Holders of Shares.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Kimberly-Clark By-Laws provide, among other things, that Kimberly-Clark shall (i) indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Kimberly-Clark) by reason of the fact that he is or was a Director or officer of Kimberly-Clark, or is or was serving at the request of Kimberly-Clark as a Director or officer of another corporation, or in the case of an officer or Director of Kimberly-Clark is or was serving as an employee or agent of a partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Kimberly-Clark, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Kimberly-Clark to procure a judgment in its favor by reason of the fact that he is or was a Director or officer of Kimberly-Clark, or is or was serving at the request of Kimberly-Clark as a director or officer of another corporation, or in the case of an officer or director of Kimberly-Clark is or was serving as an employee or agent of a partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Kimberly-Clark and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Kimberly-Clark unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The Kimberly-Clark By-Laws further provide that the indemnification provided therein shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled.

     Section 145 of the DGCL authorizes indemnification by Kimberly-Clark of Directors and officers under the circumstances provided in the provisions of the Kimberly-Clark By-Laws described above, and requires such indemnification for expenses actually and reasonably incurred to the extent a Director or officer is successful in the defense of any action, or any claim, issue or matter therein.

     Kimberly-Clark has purchased insurance which purports to insure Kimberly-Clark against certain costs of indemnification which may be incurred by it pursuant to the Kimberly-Clark By-Laws and to insure the officers and Directors of Kimberly-Clark, and of its subsidiary companies, against certain liabilities incurred by them in the discharge of their functions as such officers and directors except for liabilities resulting from their own malfeasance.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following is a list of Exhibits included as part of this Registration Statement. Kimberly-Clark agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request. Items marked with an asterisk are filed herewith.


          2.1            -- Agreement and Plan of Merger dated as of September 4,
                            1997 among Kimberly-Clark Corporation, Vanguard
                            Acquisition Corp. and Tecnol Medical Products, Inc.
                            (included as Annex I to the Proxy Statement/Prospectus).
          4.1            -- Restated Certificate of Incorporation of Kimberly-Clark
                            Corporation, dated April 16, 1987, is hereby incorporated
                            by reference to Exhibit No. 3 of Kimberly-Clark's
                            Quarterly Report on Form 10-Q for the quarter ended June
                            30, 1997.

              4.2            -- By-Laws of Kimberly Clark Corporation, as amended November 22, 1996, are hereby incorporated by reference to Exhibit No. 4.2 to the Registration Statement on Form S-8
                                filed with the SEC on December 6, 1996 (Registration No. 33-17367).
              4.3            -- The instruments defining the rights of holders of long-term debt securities of
                                Kimberly-Clark and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii)(A) of
                                Regulation S-K. Kimberly-Clark hereby agrees to furnish copies of these instruments to the SEC upon request.
             *5.1            -- Opinion of O. George Everbach, Senior Vice President -- Law and Government Affairs of
                                Kimberly-Clark, as to the legality of the securities being registered.
             *8.1            -- Opinion of Sidley & Austin, as to certain United States federal income tax consequences of the Merger.
             *8.2            -- Opinion of Carrington, Coleman, Sloman & Blumenthal, L.L.P., as to certain United
                                States federal income tax consequences of the Merger.
            *23.1            -- Consent of Deloitte & Touche L.L.P.
            *23.2            -- Consent of Arthur Andersen LLP.
            *23.3            -- Consent of Coopers & Lybrand L.L.P.
            *23.4            -- Consent of Goldman, Sachs & Co.
             23.5            -- Consent of O. George Everbach (included in Exhibit 5.1 to this Registration Statement).
             23.6            -- Consent of Sidley & Austin (included in Exhibit 8.1 to this Registration Statement).
             23.7            -- Consent of Carrington, Coleman, Sloman & Blumenthal (included in Exhibit 8.2 to this
                                Registration Statement).
            *24.1            -- Powers of Attorney.
            *99.1            -- Form of proxy card to be mailed to holders of Tecnol Common Stock.
            *99.2            -- Form of instruction card to be mailed to participants of Tecnol's Employee Stock
                                Ownership Plan.

     (b) Not applicable.

     (c) The opinion of Goldman, Sachs & Co. is included as Annex IV to the Proxy Statement/Prospectus.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar amount of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remains unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (c) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on November 12, 1997.

                                            Kimberly-Clark Corporation

                                            By:         WAYNE R. SANDERS
                                              ----------------------------------
                                                       Wayne R. Sanders
                                                  Chairman of the Board and
                                                   Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                  CAPACITY                  DATE
                      ---------                                  --------                  ----

                  WAYNE R. SANDERS                       Chairman of the Board       November 12, 1997
-----------------------------------------------------      and Chief Executive
                  Wayne R. Sanders                         Officer and Director
                                                           (principal executive
                                                           officer)

                  JOHN W. DONEHOWER                      Senior Vice President       November 12, 1997
-----------------------------------------------------      and Chief Financial
                  John W. Donehower                        Officer (principal
                                                           financial officer)

                    RANDY J. VEST                        Vice President and          November 12, 1997
-----------------------------------------------------      Controller (principal
                    Randy J. Vest                          accounting officer)

                                   DIRECTORS

                 SIGNATURE                                          SIGNATURE
                 ---------                                          ---------

                     *                                                  *
--------------------------------------------       --------------------------------------------
             John F. Bergstrom                              Pastora San Juan Cafferty

                     *                                                  *
--------------------------------------------       --------------------------------------------
              Paul J. Collins                                   Robert W. Decherd

                     *                                                  *
--------------------------------------------       --------------------------------------------
             William O. Fifield                                Claudio X. Gonzalez

                     *                                                  *
--------------------------------------------       --------------------------------------------
               Louis E. Levy                                    Frank A. McPherson

                     *                                                  *
--------------------------------------------       --------------------------------------------
             Linda Johnson Rice                                Wolfgang R. Schmitt

                     *
--------------------------------------------
             Randall L. Tobias

November 12, 1997

          *By: O. GEORGE EVERBACH
--------------------------------------------
             O. George Everbach
              Attorney-in-Fact

                               INDEX TO EXHIBITS

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          2.1            -- Agreement and Plan of Merger dated as of September 4,
                            1997 among Kimberly-Clark Corporation, Vanguard
                            Acquisition Corp. and Tecnol Medical Products, Inc.
                            (included as Annex I to the Proxy Statement/Prospectus).
          4.1            -- Restated Certificate of Incorporation of Kimberly-Clark
                            Corporation, dated April 16, 1987, is hereby incorporated
                            by reference to Exhibit No. 3 of Kimberly-Clark's
                            Quarterly Report on Form 10-Q for the quarter ended June
                            30, 1997.
          4.2            -- By-Laws of Kimberly Clark Corporation, as amended
                            November 22, 1996, are hereby incorporated by reference
                            to Exhibit No. 4.2 to the Registration Statement on Form
                            S-8 filed with the SEC on December 6, 1996 (Registration
                            No. 33-17367).
          4.3            -- The instruments defining the rights of holders of
                            long-term debt securities of Kimberly-Clark and its
                            subsidiaries are omitted pursuant to Item
                            601(b)(4)(iii)(A) of Regulation S-K. Kimberly-Clark
                            hereby agrees to furnish copies of these instruments to
                            the SEC upon request.
         *5.1            -- Opinion of O. George Everbach, Senior Vice
                            President -- Law and Government Affairs of
                            Kimberly-Clark, as to the legality of the securities
                            being registered.
         *8.1            -- Opinion of Sidley & Austin, as to certain United States federal income tax consequences of the Merger.
         *8.2            -- Opinion of Carrington, Coleman, Sloman & Blumenthal,
                            L.L.P., as to certain United States federal income tax
                            consequences of the Merger.
        *23.1            -- Consent of Deloitte & Touche LLP
        *23.2            -- Consent of Arthur Andersen LLP
        *23.3            -- Consent of Coopers & Lybrand L.L.P.
        *23.4            -- Consent of Goldman, Sachs & Co.
         23.5            -- Consent of O. George Everbach (included in Exhibit 5.1 to this Registration Statement)
         23.6            -- Consent of Sidley & Austin (included in Exhibit 8.1 to
                            this Registration Statement)
         23.7            -- Consent of Carrington, Coleman, Sloman & Blumenthal
                            (included in Exhibit 8.2 to this Registration Statement)
        *24.1            -- Powers of Attorney.
        *99.1            -- Form of proxy card to be mailed to holders of Tecnol
                            Common Stock.
        *99.2            -- Form of instruction card to be mailed to participants of
                            Tecnol's Employee Stock Ownership Plan.
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